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As filed with the Securities and Exchange Commission on July 26, 2004

Registration No. 333-110291

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post Effective Amendment No. 1
to

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ACG Holdings, Inc.
American Color Graphics, Inc.
(Exact name of registrants as specified in their charters)

Delaware New York (State or other jurisdiction of incorporation or organization)	2750 2750 (Primary Standard Industrial Classification Code Numbers)	62-1395968 16-1003976 (IRS Employer Identification Numbers)
ACG Holdings, Inc. 100 Winners Circle Brentwood, Tennessee 37027 (615) 377-0377	American Color Graphics, Inc. 100 Winners Circle Brentwood, Tennessee 37027 (615) 377-0377
(Address, including zip code, and telephone number, including area code, of registrants' principal executive offices)
TIMOTHY M. DAVIS Senior Vice President—Administration, Secretary and General Counsel ACG Holdings, Inc. American Color Graphics, Inc. 456 Main Street Ridgefield, Connecticut 06877 (203) 894-8509
(Name, address, including zip code, and telephone number, including area code, of agent for service for both registrants)

Copies to: STEVEN R. FINLEY Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, New York 10166 (212) 351-4000

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to such section 8(a) may determine.

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS	SUBJECT TO COMPLETION DATED JULY 26, 2004

$280,000,000
10% Senior Second Secured Notes Due 2010

American Color Graphics, Inc:

  •
  We are one of the leading printers of advertising inserts and newspaper products in the United States. We are also one of the most technologically advanced providers of premedia services in the United States. As of March 31, 2004, we operated in 15 locations in 11 states and Canada. As of March 31, 2004, we owned seven print plants in the United States and one in Canada and leased one print plant in California. Also as of March 31, 2004, our premedia services business had six stand-alone production locations, all of which were leased.

  •
  Our address is:
  100 Winners Circle
  Brentwood, TN 37027
  (615) 377-0377

The Original Offering:

  •
  We issued the notes on December 30, 2003, in an exchange offer registered under the Securities Act of 1933, as amended, pursuant to which the notes were exchanged for otherwise identical notes originally issued in a private offering on July 3, 2003.

  •
  We used the net proceeds of the private offering to repay all of our outstanding indebtedness under our prior credit facility, to redeem all of Graphics' 12 3/4% Senior Subordinated Notes Due 2005, to repurchase, and concurrently retire, all outstanding shares of preferred stock, and cancel all outstanding options to purchase shares of preferred stock, of Holdings, and to pay for related transaction fees and expenses.

The Notes:

  •
  Interest Payments: payable semiannually in cash on June 15 and December 15.

  •
  Redemption: the notes may be redeemed on or after June 15, 2007. Up to 35% of the aggregate principal amount of the notes may be redeemed prior to June 15, 2006, with the proceeds of sales of certain kinds of our capital stock.

  •
  Ranking of the notes: senior second secured obligations, will rank equally with all our existing and future senior or unsubordinated debt, and senior to any of our future senior subordinated or subordinated debt.

The Guarantees:

  •
  Guarantees: fully and unconditionally guaranteed on a senior basis by ACG Holdings, Inc., the parent of Graphics, and by all future domestic subsidiaries of Graphics.

This investment involves risk. See Risk Factors beginning on page 14.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

        We do not intend to list the notes on any securities exchange or to seek admission thereof to trading on any automated quotation system. Morgan Stanley & Co. Incorporated has advised us that it currently intends to make a market in the notes; however, it is not obligated to do so and may stop at any time. Morgan Stanley & Co. Incorporated may act as principal or agent in any such transaction. If Morgan Stanley & Co. Incorporated conducts any market-making activities, it may be required to deliver a "market-making prospectus" when effecting offers and sales of the notes because of the equity ownership of Holdings by affiliates of Morgan Stanley & Co. Incorporated. For so long as a market-making prospectus is required to be delivered, the ability of Morgan Stanley & Co. Incorporated to make a market in the notes may be dependent, in part, on the ability of Graphics to maintain a current market-making prospectus. This prospectus will be used by Morgan Stanley & Co. Incorporated in connection with offers and sales in market-making transactions at negotiated prices related to prevailing market prices.

The date of this Prospectus is July     , 2004.

        You should rely only on information contained in this prospectus. We have not authorized anyone else to provide you with different information. Neither we nor Morgan Stanley & Co. Incorporated are making an offer to sell or seeking offers to buy notes in any state where the offer or sale is not permitted. The information in this prospectus is accurate only as of the date of this prospectus.

PROSPECTUS SUMMARY

        The following summary contains material information about us, but may not contain all the information that is important to you. You should read this prospectus in its entirety, especially "Risk Factors". As used in this prospectus, unless the context suggests otherwise, the terms "we", "us", "our" and "ours" refer to ACG Holdings, Inc. and its subsidiaries, including its wholly owned subsidiary, American Color Graphics, Inc. The term "Graphics" refers to American Color Graphics, Inc. and its subsidiaries, and the term "Holdings" refers to ACG Holdings, Inc. Holdings is a holding company and owns no material assets other than all the outstanding common stock of Graphics. Our fiscal year ends on March 31 and references to our fiscal years are to the years in which they end. For example, the term "Fiscal Year 2004" refers to the year ended March 31, 2004. The term "outstanding notes" refers to the 10% Senior Second Secured Notes Due 2010 that were issued on July 3, 2003. The term "notes" refers to the 10% Senior Second Secured Notes Due 2010 that were offered in exchange for the outstanding notes on December 30, 2003, which have been registered under the Securities Act. Market data used throughout this prospectus were obtained from industry publications and our internal company estimates. While we reasonably believe the market data are reliable, the accuracy of the data have not been independently verified and cannot be guaranteed.

Our Business

        We are one of the leading printers of advertising inserts and newspaper products in the United States developed from a business that commenced operations in 1926. We believe our success is a result of the strong and longstanding relationships that we have developed with our customers by providing high quality, on-time and consistent solutions and our national footprint, which provides distribution efficiencies and shorter turnaround times. Customers for our print services include approximately 205 national and regional retailers and approximately 170 newspapers.

        We are also one of the most technologically advanced providers of premedia services in the United States. Our premedia services segment provides our customers with a complete solution for the preparation and management of materials for printing, including the capture, manipulation, transmission and distribution of images.

  Advertising Inserts

        Our principal focus is on the printing of retail advertising inserts. In Fiscal Year 2004, retail advertising inserts accounted for 86% of our total print segment sales, and in Fiscal Year 2003 and Fiscal Year 2002, accounted for 87% of our total print segment sales.

        Customers in the advertising insert segment of the print industry, particularly large customers with a national presence, have increasingly demanded broader distribution capabilities, higher quality and greater flexibility from print service providers. This demand has resulted in the continued consolidation among printers within the industry. Heatset offset has become the dominant technology for printing advertising inserts due to its reliability, high print quality and flexibility. The industry is also experiencing increasing interest of newspapers to outsource their commercial printing, inserting and product mailings. As a result of these factors, we believe that the key factors for success in the advertising insert segment of the printing industry are price, quality, reliability, national presence and proximity to customers' target markets, as well as strong customer service capabilities that foster lasting relationships.

  Premedia Services

        Premedia services consist of a number of necessary steps in the production and management of materials for printing, including the design creation and capture, manipulation, transmission and distribution of images, the majority of which leads to the production of a four-color image in a format appropriate for use by printers.

        Unlike the advertising insert segment of the printing industry, the premedia services segment remains highly fragmented, with a large number of service providers and many in-house departments at larger retailers. We believe that premedia services are increasingly becoming a part of the total mix of services that print customers demand, and most of our major competitors in the print services segment offer premedia services. We believe that the key factors for success in the premedia services segment are the ability to provide comprehensive services, including both print services and managed premedia services, as well as technology leadership, which enhances customer loyalty and helps establish new print customer relationships.

Competitive Strengths

        We believe our continued success, strong customer relationships and leading market position are primarily the result of the following competitive strengths:

        Leading Provider of Print Solutions to Our Customers.    We believe our success in serving our customers results primarily from the strong relationships that we have developed with them by providing high quality print and premedia services solutions at competitive prices. We take a proactive approach in adapting our offerings to the specific needs of our customers. We also provide our print customers with comprehensive post-press services, such as mailing and freight management. In our premedia services segment, we believe that we are one of a small number of companies that can provide a full range of premedia services, and we use those capabilities primarily to support our print sales. We also manage 14 facilities for customers at their offices, which enable us to develop strong relationships with them. We believe that our commitment to technology leadership and our ability and willingness to customize and improve our solutions for our customers significantly enhance our ability to develop and maintain lasting relationships.

        Strong, Diverse Customer Base.    The core of our customer base consists of growing, national companies with whom we have strong, long-standing relationships. We also have a broad customer base consisting of geographically diverse companies in a wide variety of industries. We provide printing services to approximately 170 newspapers and approximately 205 national and regional retailers, including hardware and home improvement retailers such as The Home Depot, electronics and appliance retailers such as Best Buy, general merchandisers such as Wal-Mart, drug store chains, such as Eckerd, grocery chains such as Jewel Foods, and clothing retailers such as Kohl's Department Stores. None of these customers represent more than 10% of our sales. In addition, many of our print customers also use our premedia services. Overall, the customers of our premedia services segment are diverse and include large and medium-sized companies in the retail, publishing, catalog and packaging industries.

        High Quality Assets and Investments in Technology.    We believe that our 48 web heatset offset, nine flexographic and two coldset offset printing presses are generally among the most advanced in the industry. Through our comprehensive maintenance program, we are committed to extending the life and enhancing the reliability of these valuable assets. We also strive to incorporate new technology in our presses as it develops, and to acquire auxiliary equipment when needed, to improve our process controls and print quality, as well as to satisfy customer requirements. For example, our continued investment in pre-press, in-line and post-press technology has enabled us to both strengthen existing and develop new partnerships with our customers. In the premedia services segment, customers are continuously seeking ways to shorten their production cycles and reduce their costs. We believe that our equipment and software are among the most advanced available and position us well to address these requirements. We continuously strive to upgrade our equipment and integrate or develop more advanced software. For example, we offer a variety of solutions which provide our customers with better control of color, increased process control, shorter time to market and lower production costs.

        National Footprint.    In our print division, we believe our eight printing plants in the United States and one plant in Canada form a broad and efficient production and distribution network. These plants are located within convenient distribution distance of most major cities in the United States. Over the last two years, we have restructured our print operations. In Fiscal Year 2004, we consolidated our capacity with the related downsizing of one of our print facilities and in Fiscal Year 2003 we acquired five printing presses and repositioned seven other existing presses. These restructuring initiatives have enhanced our production and distribution network's flexibility, turnaround times and logistical capabilities, allowing us to better distribute print products nationally in a timely manner. These qualities have been and are instrumental to our continued success in serving our customers, whose demands are increasingly complex. For instance, a number of our national customers routinely use numerous versions of the same advertising insert, which are adapted by region of the country. By coupling the flexibility of our heatset offset presses with our national footprint and our logistical capabilities, we have become one of the few printers that can reliably meet the demands of large national and regional accounts. In our premedia services division, we believe that our six facilities allow us to provide strong customer service nationwide. They also provide us with access to highly skilled technical personnel, provide redundancy and extra capacity during peak periods and allow for short turnaround times.

        Competitive Cost Structure.    We believe that we are one of the lowest cost producers of retail advertising inserts, and we intend to continue to reduce our overall operating costs. In our print business, we have reduced and are continuing to work to reduce the variable and fixed costs of production at our print facilities. Over the last three years in our print segment, we have closed one print facility, consolidated our capacity including the related downsizing of another facility, and have reduced our headcount while increasing our overall capacity. We also have used our economies of scale to reduce the cost of raw materials and enter into long-term agreements with our suppliers. In our premedia services business, we have reduced and are continuing to reduce our operating expenses primarily through the application of certain digital premedia production methodologies, facility consolidation and continued cost containment.

        Strong Management Team.    The eight members of our senior management team collectively have approximately 105 years of service with us, and have worked together for us as a team for over ten years. Our management team maintains a sharp focus on our customers, growth, quality and continued cost reduction, resulting in a strong competitive position and a well-defined strategy for the future.

Our Strategy

        We are committed to enhancing the strong and longstanding relationships that we have with our existing customers and to building relationships with new customers by providing high quality, on-time and consistent solutions. As we work to meet our customers' needs we are also committed to further reducing our operating costs. More specifically, our strategy consists of:

        Growing Print Volumes Profitably through the Strength of our Customer Relationships.    A significant number of our major customers are growing companies. We are committed to growing with our existing customers and adding new accounts on a profitable basis. We will continue to focus on providing excellent customer service, high quality print and premedia services solutions and reliable delivery of materials, all of which strengthen our customer relationships. We also are actively pursuing long-term printing and premedia opportunities similar to arrangements we recently have executed with certain of our customers.

        Improving Customer and Service Mix.    We expect to continue to adjust the mix of our customers and services within our print segment. We consistently monitor our customer and service mix to optimize profitability and asset utilization. As part of this process, we target customers who have geographic and service needs that match our capabilities. This approach allows us to provide better service to our customers, while generating higher margins. Also as part of this process, we target accounts, such as grocery and drug store chains, that generate weekly, non-seasonal demand for retail advertising insert printing services and enable us to maximize the use of our equipment throughout the year. In our premedia services division, we continue to pursue large-scale managed service opportunities, where we can work on-site with our customers to prepare materials for press, foster strong long-term relationships and enhance sales of our print solutions. We will continue to focus on high value-added, new business opportunities, particularly large-scale projects that will enable us to utilize the full breadth of the services and technologies we offer.

        Continuing to Reduce Costs.    We have a disciplined approach to cost reductions that is implemented on a plant-by-plant basis, and we are aggressively working to further reduce costs in our manufacturing operations. Our cost reduction program includes savings resulting from various restructuring initiatives that we put into place over the past several years as well as numerous other specific cost reduction initiatives and efficiency improvements which have been implemented. In our premedia services business, we believe that our use of advanced technology, facility consolidation and continued cost containment initiatives will enable us to reduce our capital costs and improve our digital premedia workflow, which we expect to further enhance the productivity of our employees and reduce the overall cost structure in this segment. In addition, we are continually working to further reduce our selling, general and administrative expenses.

        Expanding our Printing Solutions through Disciplined Capital Expenditures.    We are committed to providing our customers with the solutions they need at competitive prices. We will continue to be proactive in adapting our offerings to the specific needs of our customers, but we will do so only through a disciplined program of capital expenditures. We will expand our production capacity through the careful addition of equipment when opportunities support such an expansion. In our premedia services segment, we believe that investments in new technology have allowed and will continue to allow us to better market our service offerings to existing and new customers, including customers in our print segment who increasingly use shared service offerings.

  Recent Performance

        During Fiscal Year 2004, we continued to operate in a very competitive market environment. Our profitability was negatively affected by the competitive pricing environment in both the print and premedia segments. In addition, we experienced increases in various operating costs including health, energy, pension and bad debt expenses as well as increased foreign exchange losses. Our print production volume for the full year showed a slight improvement versus Fiscal Year 2003. Production volume in the fourth quarter ended March 31, 2004, however, declined approximately 5% from the comparable period in the prior year. This decline was largely due to certain customer share losses associated with the aggressive pricing strategies of certain competitors. We anticipate that as a result of these share losses, our volume levels in Fiscal Year 2005 will be lower than in Fiscal Year 2004.

        In this environment, we have been extremely focused on improved productivity and disciplined cost management. We have been able to partially offset the negative impact of the above items through efficiencies resulting from our various restructuring initiatives and other cost reduction and productivity improvement programs across our print and premedia operations as well as reductions in our selling, general and administrative expense categories. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Our Restructuring Results and Cost Reduction Initiatives". We anticipate continued improvements in our cost structure during Fiscal Year 2005 related to these various restructuring programs and cost reduction initiatives.

        In June 2003, we made a strategic decision to sell the operations of our digital visual effects business, Digiscope. The sale of Digiscope has been accounted for as a discontinued operation, and accordingly, Digiscope's operations are segregated in our consolidated financial statements. Sales, cost of sales and selling, general and administrative expenses attributable to Digiscope for Fiscal Years 2003 and 2002 have been reclassified and presented within discontinued operations.

2003 Recapitalization

        On July 3, 2003, we sold $280 million aggregate principal amount of the outstanding notes as part of a recapitalization involving Graphics, Holdings and certain of our affiliates. In connection with the recapitalization, which we refer to as the 2003 Recapitalization, we completed the following transactions:

1.
Outstanding notes offering. We sold $280 million aggregate principal amount of the outstanding notes.

2.
New Revolving Credit Facility. We entered into a new $70 million senior secured revolving credit facility, which we refer to as the New Revolving Credit Facility. See "Description of Other Indebtedness—New Revolving Credit Facility".

3.
Repayment of existing indebtedness. We repaid substantially all our existing indebtedness through:

•
the repayment of all amounts outstanding under our prior credit agreement, plus accrued and unpaid interest, which we refer to as the 1998 Credit Agreement, and the concurrent termination of all related commitments thereunder;

•
the issuance of letters of credit under the New Revolving Credit Facility to replace our outstanding letters of credit; and

•
the calling for redemption of all the outstanding 12 3/4% Senior Subordinated Notes Due 2005, which we refer to as the 12 3/4% Notes, at a redemption price equal to 100% of their aggregate principal amount, plus accrued and unpaid interest to the Redemption Date. On July 3, 2003, we deposited an amount equal to the redemption price of the 12 3/4% Notes, plus accrued and unpaid interest thereon to the Redemption Date, with the trustee for the 12 3/4% Notes. Thereupon, the indenture for the 12 3/4% Notes (other than with respect to certain administrative covenants therein) was discharged. Holdings' guaranty of the 12 3/4% Notes also was discharged.

4.
Repurchase of Holdings preferred stock. We repurchased and retired all 5,222.9433 outstanding shares of preferred stock of Holdings, and canceled all 582.1111 options to purchase shares of preferred stock of Holdings held by certain key officers, for an aggregate purchase price of $56.9 million.

The Notes

        A brief description of the material terms of the notes follows:

Issuer	American Color Graphics, Inc.
Notes	$280,000,000 aggregate principal amount of 10% Senior Second Secured Notes Due 2010.
Maturity	June 15, 2010.
Interest	10% per year, payable semiannually in cash on June 15 and December 15, beginning December 15, 2003, accruing from July 3, 2003.
Optional Redemption
We may redeem any of the notes beginning on June 15, 2007. The initial redemption price is 105% of their principal amount, plus accrued interest. The redemption price will decline each year after 2007 and will be 100% of their principal amount, plus accrued interest, beginning on June 15, 2009.

In addition, before June 15, 2006, we may redeem up to 35% of the aggregate principal amount of notes at 110% of their principal amount, plus accrued interest to the redemption date, with the proceeds of sales of certain kinds of our capital stock. We may make such redemption only if, after any such redemption, at least $150 million aggregate principal amount of notes remains outstanding. See "Description of the Notes—Optional Redemption".
Change of Control
Upon a change of control, we will be required to make an offer to purchase the notes. The purchase price will equal 101% of the principal amount of the notes on the date of purchase, plus accrued interest. We may not have sufficient funds available at the time of any change of control to make any required debt repayment, including repurchases of the notes.
Collateral
The notes are secured by a second priority lien, subject to certain exceptions, on substantially all of Graphics' real and personal property, including the capital stock of Graphics' subsidiaries and Graphics' leasehold interest in its leased plant in Pittsburg, California, and on the capital stock of Graphics, to the extent such assets secure the New Revolving Credit Facility. The collateral does not include any of Graphics' leasehold interests other than its leased plant in Pittsburg, California.

Our obligations under the New Revolving Credit Facility are secured by a first priority lien on the collateral securing the notes. In the event that creditors secured by the first priority lien exercise their rights with respect to our pledged assets, those lenders would be entitled to be repaid in full from the proceeds of the sale or liquidation of those assets before those assets would be available to the holders of the notes and any other second priority lien secured creditors. In addition, the indenture governing the notes allows, without the consent of the holders of the notes, certain indebtedness and other obligations to be secured by a lien on the collateral securing the notes on a first priority basis, provided that, in each case, such indebtedness or other obligations could be incurred under the indenture. The value of the collateral at any time will depend on market and other economic conditions, including the availability of suitable buyers of the collateral. In the event of a foreclosure, liquidation, bankruptcy or similar proceeding, we cannot assure you that the proceeds from any sale or liquidation of the collateral will be sufficient to pay any of our obligations under the notes, in full or at all, after first satisfying our obligations in full under the New Revolving Credit Facility and any other obligations secured by a first priority lien on the collateral. See "Risk Factors—There may not be sufficient collateral to repay the notes".

Any rights to payment and claims to the collateral securing the notes by the holders of the notes will be fully subordinated to any claims by creditors secured by the first priority lien. Any proceeds received by the trustee or The Bank of New York, as collateral agent, on behalf of holders of the notes from the sale, liquidation or other disposition of the collateral securing the notes prior to payment in full in cash of our obligations secured by the first priority lien must be delivered to the holders of those obligations.

The security documents governing the collateral provide that creditors secured by the first priority lien, including the lenders under the New Revolving Credit Facility, will control all remedies and other actions related to the collateral at all times prior to the payment in full of the obligations secured by the first priority liens, the termination of all commitments thereunder and the termination or cash collateralization of all letters of credit. The second priority liens do not entitle the trustee or the holders of any notes to take any action whatsoever with respect to the collateral prior to such time. As a result, none of the collateral agent, the trustee or the holders of the notes will be able to force a sale of the collateral or otherwise exercise remedies normally available to secured creditors without the concurrence of the lenders under the New Revolving Credit Facility and other holders of first priority liens. To the extent that the lenders and other creditors secured by the first priority lien release their liens under the New Revolving Credit Facility on all or any portion of the collateral securing the notes, the second priority lien on such collateral that secures the notes likewise will be automatically released in most cases without the consent of the holders of the notes. To the extent we regrant first priority liens on any such collateral in the future, we will regrant to the holders of the notes a second priority lien on such collateral.

In addition, the security documents generally provide that, so long as the New Revolving Credit Facility is in effect, the lenders thereunder may change, waive, modify or vary the security documents without the consent of the trustee or the holders of the notes. Any sale, transfer or other disposition of collateral securing the notes in a transaction that does not violate the asset disposition covenant in the indenture governing the notes shall result in a release of such collateral.
Guarantees	The notes are fully and unconditionally guaranteed on a senior basis by Holdings, our parent company, and by all future domestic subsidiaries of Graphics. See "Description of the Notes—Guarantees".
Ranking	The notes are senior second secured obligations and:
• rank equally with all our existing and future senior, or unsubordinated, debt; and
• are senior to any of our future senior subordinated or subordinated debt.
Similarly, the guarantee of Holdings is a senior second secured obligation and:
• ranks equally with all existing and future senior, or unsubordinated, debt of Holdings, if any; and

	•	is senior to any future senior subordinated or subordinated debt of Holdings, if any.

Substantially all our assets are pledged, pursuant to first priority liens, to secure our obligations to various creditors, including the lenders under the New Revolving Credit Facility. In the event that our first priority lien secured creditors exercise their rights with respect to our pledged assets, those lenders will be entitled to be repaid in full from the proceeds of the sale or liquidation of those assets before those assets will be available for distribution to holders of the notes and other second priority lien secured creditors. Holders of the notes will participate in the remaining proceeds from the sale or liquidation of those assets, if any, ratably with all our unsubordinated second priority lien secured creditors and then will participate in our remaining assets ratably with all our unsubordinated creditors.
As of March 31, 2004:
	•	on a consolidated basis, we had $298.3 million of total debt, all of which is senior debt, and
•
we had $39.4 million of secured borrowings available under the New Revolving Credit Facility (after taking into account the $30.6 million of outstanding letters of credit as of March 31, 2004), subject to compliance with applicable covenants.
Certain Covenants	The terms of the notes limit our ability and the ability of our restricted subsidiaries to:
	•	incur additional debt;
	•	pay dividends, acquire shares of capital stock, make payments on subordinated debt or make investments;
	•	place limitations on distributions from restricted subsidiaries;
	•	issue or sell capital stock of restricted subsidiaries;
	•	issue guarantees;
	•	sell or exchange assets;
	•	enter into transactions with certain shareholders and affiliates;
	•	enter into sale-leaseback transactions;
	•	create liens; and
	•	effect mergers.
These covenants are subject to important exceptions and qualifications, which are described under the heading "Description of the Notes—Covenants".

Risk Factors

        Investment in the notes involves certain risks. You should carefully consider the information under "Risk Factors" and all other information included in this prospectus before investing in the notes.

Additional Information

        Graphics is a New York corporation and its principal executive offices are located at 100 Winners Circle, Brentwood, Tennessee 37027. Graphics' telephone number is (615) 377-0377. Holdings is a Delaware corporation and its principal executive offices are located at 100 Winners Circle, Brentwood, Tennessee 37027. Holdings' telephone number is (615) 377-0377.

Summary Historical Consolidated Financial Data

        The summary historical consolidated financial data set forth below as of and for the Fiscal Years 2004, 2003, 2002, 2001 and 2000 were derived from Holdings' audited consolidated financial statements. The Summary Historical Consolidated Financial Data for all periods below also reflects our digital visual effects business, Digiscope, as a discontinued operation. The Summary Historical Consolidated Financial Data should be read in conjunction with "Capitalization", "Selected Historical Consolidated Financial Data", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements appearing elsewhere in this prospectus.

	Fiscal Year Ended March 31,
	2004	2003	2002	2001	2000
	(Dollars in thousands)
Statement of Operations Data:
Sales	$471,102	$517,139	$539,208	$600,021	$550,698
Gross profit	61,781	71,646	78,925	98,683	92,785
Restructuring costs and other special charges(a)	8,140	1,722	12,920	—	—
Operating income	20,907	32,310	27,482	54,212	48,119
Interest expense, net	34,166	28,584	29,806	32,929	33,798
Loss on early extinguishment of debt(b)	3,196	—	—	—	—
Income (loss) from continuing operations	(28,385)	664	2,125	25,056	11,505
Discontinued operations:(c)
Loss from operations, net of $0 tax	12	979	1,403	633	2,035
Loss on disposal, net of $0 tax	444	—	—	—	—
Net income (loss)	$(28,841)	$(315)	$722	$24,423	$9,470
Balance Sheet Data (at end of period):
Working capital (deficit)	$(15,772)	$(29,820)	$(865)	$15,288	$(2,973)
Total assets	267,913	278,441	280,513	302,202	303,812
Long-term debt and capitalized leases, including current installments	298,298	231,757	252,792	261,706	277,344
Other Data:
Net cash provided by operating activities	$21,163	$45,647	$38,216	$40,913	$38,774
Net cash used by investing activities	(13,118)	(27,446)	(16,493)	(19,006)	(24,145)
Net cash used by financing activities	(7,924)	(22,680)	(17,189)	(21,968)	(14,576)
Capital expenditures (including lease obligations entered into)	15,966	28,652	24,550	25,271	22,724
Ratio of earnings to fixed charges(d)	—	1.07x	—	1.58x	1.38x
EBITDA:(e)
Print	$38,789	$52,415	$55,362	$76,971	$75,085
Premedia Services	9,564	7,160	5,590	13,579	8,018
Other	(7,299)	(5,296)	(4,298)	(3,439)	(3,860)

Total	$41,054	$54,279	$56,654	$87,111	$79,243

(a)
In January 2004, we approved a restructuring plan for our print and premedia services segments, which was designed to improve operating efficiency and profitability. We recorded $5.7 million of costs under this plan in Fiscal Year 2004.

In July 2003, we implemented a restructuring plan for our print and premedia services segments to further reduce our selling, general and administrative expenses. We recorded $1.8 million of costs under this plan in Fiscal Year 2004.

In the fourth quarter of Fiscal Year 2003, we approved a restructuring plan for our print and premedia services segments, which was designed to improve operating efficiency and profitability. We recorded $1.2 million of costs under this plan in Fiscal Year 2003.

In January 2002, we approved a restructuring plan for our print and premedia services segments, which was designed to improve asset utilization, operating efficiency and profitability. We recorded $8.6 million of costs under this plan in Fiscal Year 2002. We recorded an additional $0.4 million of costs for this plan in Fiscal

  Year 2004.

  In addition, we recorded $0.4 million, $0.5 million and $4.3 million of other special charges in our print and premedia services divisions in Fiscal Year 2004, Fiscal Year 2003 and Fiscal Year 2002, respectively. See note 14 to our consolidated financial statements appearing elsewhere in this prospectus for further discussion of this restructuring activity.

(b)
As part of a refinancing transaction entered into on July 3, 2003, we recorded a loss related to early extinguishment of debt of $3.2 million, net of zero taxes. This loss related to the write-off of deferred financing costs associated with the old bank credit agreement and the 12 3/4% Notes.

(c)
In June 2003, we made a strategic decision to sell the operations of our digital visual effects business, Digiscope, for a de minimis amount. This resulted in a net loss of approximately $0.4 million in the quarter ended June 30, 2003, which is net of zero income tax benefits. As a result of this sale, Digiscope has been accounted for as a discontinued operation, and accordingly, Digiscope's operations are segregated in our consolidated financial statements. Sales, cost of sales and selling, general and administrative expenses attributable to Digiscope for Fiscal Years 2003, 2002, 2001 and 2000 have been reclassified and presented within discontinued operations.

(d)
The ratio of earnings to fixed charges is calculated by dividing earnings (representing consolidated pretax income or loss from continuing operations) before fixed charges by fixed charges. Fixed charges consist of interest expense, net amortization of debt issuance expense, and that portion of operating lease rental expense which we deem to be representative of interest. The deficiency in earnings to cover fixed charges is computed by subtracting earnings before fixed charges, income taxes and discontinued operations from fixed charges. The deficiency in earnings required to cover fixed charges for Fiscal Years 2004 and 2002 was $16.9 million and $2.9 million, respectively.

(e)
We have included EBITDA because we believe that investors regard EBITDA as a key measure of a leveraged company's performance and ability to meet its future debt service requirements. EBITDA is defined as earnings before net interest expense, income tax expense (benefit), depreciation and amortization. EBITDA is not a measure of financial performance under accounting principles generally accepted in the United States and should not be considered an alternative to net income (or any other measure of performance under accounting principles generally accepted in the United States) as a measure of performance or to cash flows from operating, investing or financing activities as an indicator of cash flows or as a measure of liquidity. Our calculation of EBITDA may be different from the calculations used by other companies and therefore comparability may be limited. Certain covenants in our debt instruments are based on EBITDA, subject to certain adjustments. The following table provides a reconciliation of EBITDA to net income (loss):

	Fiscal Year Ended March 31,
	2004	2003	2002	2001	2000
	(In thousands)
EBITDA	$41,054	54,279	56,654	87,111	79,243
Depreciation and amortization	(24,288)	(24,451)	(31,199)	(34,686)	(33,786)
Interest expense, net	(34,166)	(28,584)	(29,806)	(32,929)	(33,798)
Income tax (expense) benefit	(11,441)	(1,559)	5,073	4,927	(2,189)

Net income (loss)	$(28,841)	(315)	722	24,423	9,470

        The following items are included in the determination of EBITDA and net income (loss) above:

	Fiscal Year Ended March 31,
	2004	2003	2002	2001	2000
	(In thousands)
Restructuring costs	$7,768	1,191	8,638	—	—
Other special charges	372	531	4,282	—	—
Non-recurring plant consolidation costs	—	—	—	—	505
Loss on early extinguishment of debt	3,196	—	—	—	—
Loss from discontinued operations	456	979	1,403	633	2,035

Total	$11,792	2,701	14,323	633	2,540

RISK FACTORS

        You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. Any of the following risks could materially and adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your original investment.

Risks Related to the Notes

Our substantial indebtedness could have a material adverse effect on our financial health and our ability to obtain financing in the future and to react to changes in our business.

        We have a significant amount of debt. Our significant amount of debt could have important consequences to you. For example, it could:

  •
  make it more difficult for us to satisfy our obligations to you under the notes and to the lenders under the New Revolving Credit Facility;

  •
  increase our vulnerability to general adverse economic and general industry conditions, including interest rate fluctuations, because a significant portion of our borrowings are and will continue to be at variable rates of interest;

  •
  require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, which would reduce the availability of our cash flow from operations to fund working capital, capital expenditures or other general corporate purposes;

  •
  limit our flexibility in planning for, or reacting to, changes in our business and industry;

  •
  place us at a disadvantage compared with competitors that have proportionately less debt;

  •
  limit our ability to borrow additional funds in the future, if we need them, due to financial and restrictive covenants in our debt; and

  •
  prevent us from obtaining financing to repurchase the notes from you upon a change of control or otherwise limit our ability to make such repurchase.

        Despite current indebtedness levels, we may be able to incur substantial additional indebtedness in the future. If new debt is added to our current debt levels, the related risks that we now face would intensify.

In Fiscal Years 2004 and 2002, our earnings were insufficient to cover fixed charges.

        Our earnings were insufficient to cover fixed charges for the Fiscal Years 2004 and 2002 by $16.9 million and $2.9 million, respectively. The deficiency of earnings to cover fixed charges is computed by subtracting earnings before fixed charges, income taxes and discontinued operations from fixed charges. Fixed charges consist of interest expense, net amortization of debt issuance expense, and that portion of operating lease rental expense which we deem to be representative of interest.

Our ability to make payments on our debt, including the notes, depends on our ability to generate cash in the future. The 2003 Recapitalization increased our interest expense.

        We cannot assure you that we will be able to improve our earnings before fixed charges or that we will be able to meet our debt service obligations, including our obligations under the notes. If we do not generate sufficient cash flow to meet our debt service obligations, we could face liquidity problems and if we cannot raise alternative financing, we might be required to dispose of material assets or operations to meet our obligations. We cannot assure you of the timing of any sales or the proceeds that we could obtain from any sales. In addition, borrowings under our New Revolving Credit Facility bear interest at floating rates. At March 31, 2004, we had no borrowings outstanding under our New

Revolving Credit Facility. If interest rates rise significantly, our ability to meet our debt service obligations, including our obligations under the notes, may be adversely affected.

Our ability to generate the significant amount of cash needed to make payments on and repay the notes and our other debt and to operate our business depends on many factors beyond our control.

        Our ability to make payments on the notes and our other debt and to fund working capital needs and planned capital expenditures will depend on our ability to generate cash and secure financing in the future. This ability, to an extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors beyond our control. If our business does not generate sufficient cash flow from operations, and sufficient future borrowings are not available to us under the New Revolving Credit Facility or from other sources of financing, we may not be able to repay the notes or our other debt, operate our business or fund our other liquidity needs. We cannot assure you that we will be able to obtain additional financing, particularly because we pledged substantially all our assets as collateral to secure the New Revolving Credit Facility and the notes, and because of our anticipated high levels of debt and the debt incurrence restrictions imposed by the agreements governing our debt. If we cannot meet or refinance our obligations when they are due, we may have to sell assets, reduce capital expenditures or take other actions that could have a material adverse effect on us. The proceeds from any sale of assets in all likelihood would have to be applied to the reduction of our first priority secured debt.

The agreements and instruments governing our debt contain restrictions and limitations that could significantly affect the holders of the notes and our ability to operate our business.

        The New Revolving Credit Facility and the indenture governing the notes contain a number of significant covenants that could adversely affect the holders of the notes and our business. These covenants, among other things, restrict our ability to:

  •
  pay dividends or make other distributions;

  •
  make investments or acquisitions;

  •
  enter into transactions with affiliates;

  •
  dispose of assets or enter into business combinations;

  •
  incur or guarantee additional debt;

  •
  repurchase or redeem equity interests and debt;

  •
  create or permit to exist certain liens; and

  •
  pledge assets or engage in sale-leaseback transactions.

        These restrictions could limit our ability to obtain future financing, make acquisitions or needed capital expenditures, withstand a future downturn in our business or the economy in general, conduct operations or otherwise take advantage of business opportunities that may arise. Furthermore, the New Revolving Credit Facility requires us to meet specified financial ratio and other tests. Our ability to comply with these provisions may be affected by events beyond our control. The breach of any of these covenants could result in a default under the New Revolving Credit Facility, which could place us in default under the indenture governing the notes.

        A default would permit the holders of our indebtedness to accelerate the maturity of the indebtedness and could cause defaults under our other indebtedness or result in our bankruptcy. A default or bankruptcy resulting from a default would result in a default on the notes and could delay or preclude payment of principal of or interest on the notes. Our ability to meet our obligations depends on our future performance, which is subject to prevailing economic conditions and to financial, business and other factors, including factors beyond our control. See "Management's Discussion and Analysis of

Financial Condition and Results of Operations—Liquidity and Capital Resources" and "Description of Other Indebtedness—New Revolving Credit Facility".

If we default under the New Revolving Credit Facility, we may not have the ability to make payments on the notes.

        In the event of a default under the New Revolving Credit Facility, lenders could elect to declare all amounts borrowed, together with accrued and unpaid interest and other fees, to be due and payable. If such an acceleration occurs, thereby causing an acceleration of amounts outstanding under the notes, we may not be able to repay, or borrow money to repay, the amounts due under the New Revolving Credit Facility or the notes. This inability could have serious consequences to the holders of the notes and to our financial condition and results of operations, and could cause us to become bankrupt or insolvent.

We may not have the funds to purchase the notes upon a change of control as required by the indenture for the notes.

        Upon a change of control, we may be required to offer to repay the amounts outstanding under the New Revolving Credit Facility and to offer to repurchase the notes. We cannot assure you that we would have sufficient funds to satisfy those obligations or that we would be able to raise sufficient funds to refinance the indebtedness outstanding under the New Revolving Credit Facility and the notes. See "Description of the Notes—Repurchase of Notes upon a Change of Control".

A determination that certain fraudulent transfer and conveyance statutes are applicable would have adverse implications for the holders of the notes.

        If, under relevant federal and state fraudulent transfer and conveyance statutes, in a bankruptcy or reorganization case or a lawsuit by or on behalf of unpaid creditors of Graphics or Holdings, a court were to find that, at the time the notes were issued by Graphics or guaranteed by Holdings:

  •
  Graphics issued the notes or Holdings guaranteed the notes with the intent of hindering, delaying or defrauding current or future creditors, or Graphics or Holdings received less than reasonably equivalent value or fair consideration for issuing or guaranteeing the notes, as applicable; and

  •
  Graphics or Holdings, as the case may be: was insolvent or was rendered insolvent by reason of the incurrence or guarantee, as applicable, of the indebtedness constituting the notes; was engaged, or about to engage, in a business or transaction for which its assets constituted unreasonably small capital to carry on its business; intended to incur, or believed that it would incur, debts beyond its ability to pay as those debts matured, as all the foregoing terms are defined in or interpreted under the relevant fraudulent transfer or conveyance statutes; or was a defendant in an action for monetary damages, or had a judgment for monetary damages docketed against it if, in either case, after final judgment the judgment is unsatisfied;

such court could avoid or subordinate the notes or Holdings' guarantee to currently existing and future indebtedness of Graphics or Holdings, as the case may be, and take other action detrimental to the holders of the notes, including, under certain circumstances, invalidating the notes or Holdings' guarantee.

        The measure of insolvency for purposes of the foregoing considerations will vary depending upon the law of the jurisdiction that is being applied in any such proceeding. Generally, however, Graphics or Holdings would be considered insolvent if, at the time it incurs or guarantees, as the case may be, the indebtedness constituting the notes, either:

  •
  the sum of its debts, including contingent liabilities, is greater than its assets, at a fair valuation;

  •
  the present fair saleable value of its assets is less than the amount required to pay the probable liability on its total existing debts and liabilities, including contingent liabilities, as they become absolute and matured; or

  •
  it cannot pay its debts as they become due.

        There can be no assurance as to what standards a court would use to determine whether Graphics or Holdings, as the case may be, was solvent at the relevant time, or whether, whatever standard was used, the notes or Holdings' guarantee would not be avoided on another of the grounds set forth above.

There may not be sufficient collateral to repay the notes.

        Indebtedness under the New Revolving Credit Facility is secured by a first priority security interest, subject to certain exceptions, in substantially all of Graphics' existing and after-acquired real and personal property, and all of the capital stock of Graphics held by Holdings. In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding against Graphics or Holdings, the assets that are pledged as shared collateral securing the indebtedness under the New Revolving Credit Facility and the notes must be used first to pay the indebtedness under the New Revolving Credit Facility and other obligations that have a first priority lien in full before making any payments on the notes.

        As of March 31, 2004, we had $298.3 million of total indebtedness outstanding, and we had $39.4 million of additional borrowings available (after taking into account $30.6 million of outstanding letters of credit as of March 31, 2004), under the New Revolving Credit Facility. In addition, the indenture governing the notes allows, without the consent of the holders of the notes, certain additional indebtedness and other obligations to be secured by a lien on the collateral securing the notes on a first priority basis, provided that, in each case, such indebtedness or other obligation could be incurred under the indenture. Any additional obligations secured by a lien on the collateral securing the notes (whether senior to or equal to the second priority lien of the notes) will dilute the value of the collateral securing the notes. Only when the indebtedness under the New Revolving Credit Facility and any other obligations secured on a first priority basis are satisfied in full will the proceeds of the collateral be available, subject to other permitted liens, to satisfy obligations under the notes. Even if the proceeds from the sale or liquidation of the collateral were sufficient to satisfy our obligations under the New Revolving Credit Facility and any other obligations secured on a first priority basis, if the amount of such remaining proceeds is less than the aggregate outstanding principal amount of debt secured by the notes and other obligations secured equally and ratably by a second priority lien, we may be unable to fully satisfy our obligations under the notes. As a result, the notes are secured only to the extent that:

  •
  indebtedness under the New Revolving Credit Facility and any other obligations secured on a first priority basis are oversecured; and

  •
  the oversecured amount is sufficient, subject to other permitted liens, to secure the notes and any other obligations secured equally and ratably by a second priority lien.

        The lending banks under our New Revolving Credit Facility commissioned appraisals of our machinery and equipment and real property in connection with the execution of the New Revolving Credit Facility. These appraisals were undertaken for the sole purpose of satisfying the lending banks' internal credit and regulatory requirements with respect to the New Revolving Credit Facility and were not prepared for purposes of the issuance of the outstanding notes. The lending banks instructed the appraiser to determine the value of the machinery and equipment on three different bases—a three- to six-month orderly liquidation, a six- to twelve-month orderly liquidation and market value in place—and the value of the real property on two different bases—"fair market value", based on a 12- to 24-month sale period, and "liquidation value", based on a six- to nine-month sale period. The appraised value of our machinery and equipment and real property, together with the value of the other collateral, will cover the $70 million of borrowings available under the New Revolving Credit Facility and will cover only a very small portion of the aggregate principal amount of the notes.

        We did not participate in commissioning these appraisals and did not have any input into the methodologies or conditions that the appraiser was instructed to follow. We do not believe, based on our years of experience in the printing industry, that the liquidation scenarios assumed by the appraiser would lead to a reasonable appraisal of the value of our assets. We believe that in any foreseeable liquidation of our assets, our assets would be sold on a very different basis, in which competitor printing companies would bid for plants and assets over a period of time longer than that assumed by the appraiser. We do not believe that the appraisals commissioned by the banks should be given consideration for any purpose other than bank regulatory compliance or that they fairly present the current value of our assets. The value of the collateral at any time will depend on market and other economic conditions, including the availability of suitable buyers for the collateral. By their nature, some or all of the pledged assets may be illiquid and may have no readily ascertainable market value. The value of the assets pledged as collateral for the notes could be impaired in the future as a result of changing economic conditions, our failure to implement our business strategy, competition and other future trends. In the event of a foreclosure, liquidation, bankruptcy or similar proceeding, no assurance can be given that the proceeds from any sale or liquidation of the collateral will be sufficient to pay our obligations under the notes, in full or at all, after first satisfying our obligations in full under the New Revolving Credit Facility and any other obligations secured by a first priority lien on the collateral.

        Accordingly, there may not be sufficient collateral to pay any or all of the amounts due on the notes. With respect to any claim for the difference between the amount, if any, realized by the holders of the notes from the sale of the collateral securing the notes and the obligations under the notes, holders of the notes will participate ratably with all our other unsecured unsubordinated indebtedness and other obligations, including trade payables.

Holders of notes will not control decisions regarding collateral.

        The lienholders under the New Revolving Credit Facility control substantially all matters related to the collateral securing indebtedness under the New Revolving Credit Facility and the notes. Without consent of the holders of the notes, these lienholders may dispose of, release, foreclose or take other actions with respect to the shared collateral with which holders of the notes may disagree or that may be contrary to the interests of holders of the notes. To the extent shared collateral is released from securing the indebtedness under the New Revolving Credit Facility, the second priority liens securing the notes will also automatically be released without the consent of the holders of the notes. In addition, the security documents generally provide that, so long as the liens securing the indebtedness under the New Revolving Credit Facility are in effect, the lienholders under the New Revolving Credit Facility may change, waive, modify or vary the security documents without the consent of the holders of the notes. Except under limited circumstances, if at any time the first priority liens cease to be in effect, the second priority liens securing the notes also will be released without the consent of the holders of the notes and the notes will become unsecured senior obligations. Furthermore, the security documents generally allow us and our subsidiaries to remain in possession of, retain exclusive control over, freely operate, and collect, invest and dispose of any income from, the collateral securing the notes. See "Description of the Notes—Collateral".

Rights of holders of notes in the collateral may be adversely affected by bankruptcy proceedings.

        The right of the collateral agent to repossess and dispose of the collateral securing the notes upon acceleration is likely to be significantly impaired by federal bankruptcy law if bankruptcy proceedings are commenced by or against us prior to, or possibly even after, the collateral agent has repossessed and disposed of the collateral. Under the U.S. Bankruptcy Code, a secured creditor, such as the collateral agent, is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from a debtor, without bankruptcy court approval. Moreover, bankruptcy law permits the debtor to continue to retain and to use collateral, and the proceeds, products, rents or profits of the collateral, even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given adequate protection. The meaning of the term "adequate protection" may vary according to circumstances, but it is intended in general to protect the value of the secured creditor's interest in the collateral and may include cash payments or the granting of additional security, if and at such time as the court in its discretion determines, for any diminution in the value of the collateral as a result of the stay of repossession or disposition or any use of the collateral by the debtor during the pendency of the bankruptcy case. In view of the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments under the notes could be delayed following commencement of a bankruptcy case, whether or when the collateral agent would repossess or dispose of the collateral or whether or to what extent holders of the notes would be compensated for any delay in payment or loss of value of the collateral. Furthermore, in the event the bankruptcy court determines that the value of the collateral is not sufficient to repay all amounts due on the notes, the holders of the notes would have undersecured claims as to the difference. Federal bankruptcy laws do not permit the payment or accrual of interest, costs and attorneys' fees for undersecured claims during the debtor's bankruptcy case.

Rights of holders of notes in the collateral may be adversely affected by the failure to perfect security interests in certain collateral.

        The security interest in the collateral securing the notes includes assets, both tangible and intangible, whether now owned or acquired or arising in the future. There can be no assurance that the trustee or the collateral agent will monitor, or that we will inform the trustee or the collateral agent of, the future acquisition of property and rights that constitute collateral, and that the necessary action will be taken to properly perfect the security interest in such after-acquired collateral. We may be unable to perfect the security interest granted to the holders of the notes in certain of the collateral even though we have perfected it with respect to first priority lienholders. Such failure may result in the loss of the security interest therein or loss of the priority of the security interest in favor of the notes against third parties.

There is no assurance that an active trading market for the notes will develop.

        Although it is not obligated to do so, Morgan Stanley & Co. Incorporated intends to make a market in the notes. Any such market-making activity may be discontinued at any time, for any reason, without notice at the sole discretion of Morgan Stanley & Co. Incorporated. We do not intend to list the notes on any securities exchange or to seek admission thereof to trading on any automated quotation system. No assurance can be given as to the liquidity of or the trading market for the notes.

        Morgan Stanley & Co. Incorporated may be deemed to be our "affiliate" for purposes of the Securities Act and, as such, may be required to deliver a prospectus in connection with its market-making activities in the notes. We have agreed to file and maintain a registration statement that would allow Morgan Stanley & Co. Incorporated to engage in market-making transactions in the notes for so long as, in the judgment of Morgan Stanley & Co. Incorporated, it or any of its affiliates is required to deliver a prospectus in connection with its market-marking activities. We have agreed to bear substantially all the costs and expenses related to this registration statement. For so long as a market-making prospectus is required to be delivered, the ability of Morgan Stanley & Co. Incorporated to make a market in the notes may be dependent, in part, on the ability of Graphics to maintain a current market-making prospectus.

Risks Related to our Business and Industry

If we are unable to retain key management personnel, our business could be adversely affected.

        Our success is dependent to a large degree upon the continued service of key members of our management, particularly Stephen M. Dyott, our Chairman and Chief Executive Officer, Patrick W. Kellick, our Chief Financial Officer, Timothy M. Davis, our Senior Vice President, Administration and General Counsel, Larry R. Williams, our Executive Vice President, Purchasing, Stuart R. Reeve, our President, New Business Development and Kathleen A. DeKam, our President of American Color Print and Premedia. The loss of any of these key executives could have a material adverse effect on our business, financial condition and results of operations.

We are subject to competitive pressures.

        Overall, commercial printing in the United States is a large, highly fragmented, capital-intensive industry. We compete with numerous national, regional and local printers, although there has been significant consolidation in our industry over the last decade. Our largest competitors are Vertis, Inc. and Quebecor World Inc. and, to a lesser degree, R.R. Donnelley & Sons Company. The trend of industry consolidation in recent years can be attributed to:

  •
  customer preferences for larger printers with a greater range of services;

  •
  capital requirements; and

  •
  competitive pricing pressures.

        We have experienced significant competitive pricing pressures in recent years, in part due to the economic downturn and weak retail market. Economic downturns can lead to excess capacity in the printing industry and an increase in competitive pricing. In the recent downturn, the bankruptcies of some major retailers created excess capacity in the advertising insert segment of the printing industry, contributing to increased pricing pressures. In addition, some large consumers of advertising inserts consolidated their purchasing departments during the recent downturn to improve their ability to obtain competitive pricing from printers. Competitive pricing resulting from these events or from the impact of any future economic downturns could adversely affect our profitability.

        Our premedia services business competes with numerous premedia services firms on both a national and regional basis. The industry is highly fragmented, primarily consisting of smaller local and regional companies, with only a few national full-service premedia services companies such as American Color, none of which has a significant nationwide market share. We believe that the premedia services sector will continue to be subject to high levels of ongoing technological change and the need to keep up with such change. Rapid changes in information technology may result in more intense competition and could lead to more of our existing and potential customers meeting their premedia services needs internally.

If we do not keep pace with technological changes, we will not be able to maintain our competitive position.

        The premedia services business has experienced rapid and substantial changes during the past few years primarily due to advancements in available technology, including the evolution to electronic and digital formats. Many smaller competitors have left the industry as a result of their inability to keep pace with technological advances required to service customer demands. We expect that further changes in technology will affect our premedia services business, and that we will need to adapt to technological advances as they occur. As technology in our business continues to improve and evolve, we will need to maintain our competitive position. If we are unable to respond appropriately to future changes and advancements in premedia technology, our premedia services business will be adversely affected.

Because our business is sensitive to changes in paper prices, our business could be adversely affected if paper prices increase significantly and we are unable to pass through price increases to our customers.

        Paper is a key raw material in our operations. Our results of operations and financial condition are affected by the cost of paper, which is determined by constantly changing market forces of supply and demand over which we have no control. If we are unable to pass through price increases to customers or our customers reduce the size of their print advertising programs, significant increases in paper prices could have a material adverse effect on our production volume, profits and cash flow.

        In accordance with industry practice, we attempt to pass through increases in the cost of paper to customers in the costs of our printed products, while decreases in paper costs generally result in lower prices to customers. We cannot assure you that we will be able to pass through future paper price increases. See "Management's Discussion and Analysis of Financial Condition and Results of Operations". In addition, increases in the cost of paper, and therefore the cost of printed advertisements, may cause some of our advertising customers to reduce their print advertising programs, which could have a material adverse effect on us.

        Increases or decreases in the demand for paper have led to corresponding pricing changes and, in periods of high demand, to limitations on the availability of certain grades of paper, including grades used by us. A loss of the sources of paper supply or a disruption in those sources' business or their failure to meet our product needs on a timely basis could cause temporary shortages in needed materials which could have a negative effect on our results of operations, including sales and profitability.

We may fail to implement our cost reduction initiatives successfully and improve our profitability.

        Consistent with our business strategy, we have implemented a number of cost reduction initiatives over the past several years. We estimate that these initiatives and additional initiatives that we are currently in the process of implementing, will result in certain cost savings in Fiscal Year 2005. We expect to continue to implement cost reduction initiatives to achieve additional cost savings in future periods. We cannot assure you that we will be able to achieve all the cost savings that we expect to realize from current or future initiatives. In particular, we may be unable to implement one or more of our initiatives successfully or we may experience unexpected cost increases that offset the savings that we achieve. Our failure to realize cost savings could adversely affect our profitability.

Our noncompliance with or liability for cleanup under environmental regulations or efforts to comply with changes to current environmental regulations could adversely affect our business.

        We are subject to federal, state and local laws, regulations and ordinances that:

  •
  govern activities or operations that may adversely affect the environment, such as discharges to air and water, as well as handling and disposal practices for solid and hazardous wastes; and

  •
  impose liability for the costs of cleaning up, and certain damages resulting from, sites of past spills, disposals or other releases of hazardous substances.

        Noncompliance with or liability for cleanup under the environmental laws applicable to us could have a material adverse effect on our results of operations and financial condition. In addition, changes in environmental laws and regulations, developments in environmental litigation or technological advances could increase the amount of future expenditures and could have a material adverse effect on our results of operations and financial condition.

Demand for our services may decrease due to a decline in customers' or an industry sector's financial condition or due to an economic downturn.

        We cannot assure you that the demand for our services will continue at current levels. Our customers' demand for our services may change based on their needs and financial condition. In addition, when economic downturns affect particular clients or industry sectors, demand for advertising and marketing services provided to these clients or industry sectors is often adversely affected.

        In the current economic environment, including the continued effect of the recent conflict in Iraq, there can be no assurance that economic conditions or the level of demand for our services will improve or that they will not deteriorate, resulting in another period of economic downturn. If there is another period of economic downturn or stagnation, our results of operations may be adversely affected.

The occurrence or threat of extraordinary events, including domestic and international terrorist attacks, may substantially decrease the use of and demand for advertising, which may adversely affect our results of operations.

        Recent domestic and international terrorist activities, and the continuing threat of terrorist attacks within and outside the United States, have caused additional economic and political uncertainties and may further weaken the already weak advertising market. The occurrence of extraordinary events, including future terrorist attacks and the outbreak or escalation of hostilities, cannot be predicted, and their occurrence can be expected to further negatively affect the economy generally, and specifically the market for advertising and marketing services.

Morgan Stanley controls us and its interests could be in conflict with the interests of holders of the notes.

        The Morgan Stanley Leveraged Equity Fund II, L.P., Morgan Stanley Capital Partners III, L.P., Morgan Stanley Capital Investors, L.P., and MSCP III 892 Investors, L.P., which we refer to collectively as the MSCP Funds, own shares of common stock of Holdings constituting 51.7% of the outstanding common stock, and 47.2% of the fully diluted common equity, of Holdings. The MSCP Funds are controlled by affiliates of Morgan Stanley. Three of the directors of Holdings, Messrs. Fry, Hoffman and Chung, are employees of Morgan Stanley Capital Partners. As a result of these relationships, Morgan Stanley may be deemed to control our management and policies. In addition, Morgan Stanley may be deemed to control all matters requiring stockholder approval, including the election of a majority of our directors, the adoption of amendments to our certificate of incorporation, our payment of dividends and the approval of mergers and sales of all or substantially all our assets. Circumstances could arise under which the interests of the MSCP Funds could be in conflict with the interests of holders of the Notes.

        Morgan Stanley and Morgan Stanley Capital Partners have announced that a team of investment professionals from Morgan Stanley Capital Partners, led by Howard Hoffen and senior members of the Capital Partners group including Messrs. Fry, Hoffman and Chung, will establish a new independent private equity firm, Metalmark Capital LLC, to manage Morgan Stanley Capital Partners III and certain of its related funds on a sub-advisory basis. Subject to certain regulatory approvals, this sub-advisory relationship is expected to commence in the third quarter of 2004. See "Certain Relationships and Related Transactions" and "Security Ownership of Certain Beneficial Owners and Management".

WHERE YOU CAN FIND MORE INFORMATION

        Graphics and Holdings file reports, including annual reports which contain audited financial statements, and other information with the SEC. You may read and copy these reports and the other information we file with the SEC at the SEC's Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. In addition, reports and other filings are available to the public on the SEC's web site at http://www.sec.gov.

        If for any reason we are not subject to the reporting requirements of the Securities Exchange Act of 1934 in the future, we will still be required under the indenture governing the notes to furnish the holders of the notes with certain financial and reporting information. See "Description of the Notes—SEC Reports and Reports to Holders" for a description of the information we are required to provide.

FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements. These forward-looking statements reflect our management's views and assumptions as of the date of this prospectus regarding future events and operating performance. Statements that are not of historical fact are forward-looking statements and are contained throughout this prospectus, including under the following sections: "Prospectus Summary", "Risk Factors", "Use of Proceeds", "Selected Historical Consolidated Financial Data", "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Business" and "Description of Other Indebtedness". Some of the forward-looking statements in this prospectus can be identified by the use of forward-looking terms such as "believes", "intends", "expects", "may", "will", "estimates", "should", "could", "anticipates", "plans", or other comparable terms. Forward-looking statements, such as projected operating results, are subject to known and unknown risks and uncertainties, many of which may be beyond our control, that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements.

        You should understand that the following important factors and assumptions could affect our future results and could cause actual results to differ materially from those expressed in the forward-looking statements:

  •
  a failure to achieve expected cost reductions or to execute other key strategies,

  •
  fluctuations in the cost of paper, ink and other key raw materials used,

  •
  changes in the advertising and print markets,

  •
  actions by our competitors, particularly with respect to pricing,

  •
  the financial condition of our customers,

  •
  downgrades of our credit ratings,

  •
  our financial condition and liquidity and our leverage and debt service obligations,

  •
  the general condition of the United States economy,

  •
  interest rate and foreign currency exchange rate fluctuations,

  •
  the level of capital resources required for our operations,

  •
  changes in the legal and regulatory environment,

  •
  the demand for our products and services, and

  •
  other risks and uncertainties, including the matters set forth in this prospectus generally and those described from time to time in our filings with the SEC.

        All forward-looking statements in this prospectus are qualified by these cautionary statements and are made only as of the date of this prospectus. Neither Graphics nor Holdings undertakes any obligation, other than as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

        Consequently, such forward-looking statements should be regarded solely as our current plans, estimates and beliefs. We do not undertake and specifically decline any obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

USE OF PROCEEDS

        This prospectus is delivered in connection with the sale of the notes by Morgan Stanley & Co. Incorporated in market-making transactions. We will not receive any of the proceeds from such transactions.

CAPITALIZATION

        The following table sets forth our consolidated capitalization at March 31, 2004. This table should be read in conjunction with "Selected Historical Consolidated Financial Data", "Description of Other Indebtedness" and our consolidated financial statements.

March 31, 2004
(In thousands)
Short-term debt:
Current installments of long-term debt and capitalized leases:
Other	$4,144

Total short-term debt	$4,144

Long-term debt:
New Revolving Credit Facility	$—
10% Senior Second Secured Notes Due 2010	280,000
Other	14,154

Total long-term debt and capitalized leases, excluding current installments	294,154

Stockholders' deficit:
Common Stock, voting, par value $.01 per share, 5,852,223 shares authorized, 160,067 shares issued and outstanding	2
Preferred Stock, par value $.01 per share, 15,823 shares authorized, no shares issued and outstanding	—
Additional paid-in capital	2,103
Accumulated deficit	(169,516)
Other accumulated comprehensive loss, net of tax	(21,364)

Total stockholders' deficit	(188,775)

Total long-term debt and stockholders' deficit	$105,379

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

        The Selected Historical Consolidated Financial Data set forth below as of and for the Fiscal Years 2004, 2003, 2002, 2001 and 2000 were derived from Holdings' audited consolidated financial statements. The Selected Historical Consolidated Financial Data for all periods below also reflects our digital visual effects business, Digiscope, as a discontinued operation. The Selected Historical Consolidated Financial Data should be read in conjunction with "Capitalization", "Summary Historical Consolidated Financial Data", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements appearing elsewhere in this prospectus.

	Fiscal Year Ended March 31,
	2004	2003	2002	2001	2000
	(Dollars in thousands)
Statements of Operations Data:
Sales	$471,102	$517,139	$539,208	$600,021	$550,698
Cost of sales	409,321	445,493	460,283	501,338	457,913

Gross profit	61,781	71,646	78,925	98,683	92,785
Selling, general and administrative expenses	32,734	37,614	38,523	44,471	44,666
Restructuring costs and other special charges(a)	8,140	1,722	12,920	—	—

Operating income	20,907	32,310	27,482	54,212	48,119
Interest expense, net	34,166	28,584	29,806	32,929	33,798
Loss on early extinguishment of debt(b)	3,196	—	—	—	—
Other expense	489	1,503	624	1,154	627
Income tax expense (benefit)(c)	11,441	1,559	(5,073)	(4,927)	2,189

Income (loss) from continuing operations	(28,385)	664	2,125	25,056	11,505
Discontinued operations:(d)
Loss from operations, net of $0 tax	12	979	1,403	633	2,035
Loss on disposal, net of $0 tax	444	—	—	—	—

Net income (loss)	$(28,841)	$(315)	$722	$24,423	$9,470

Balance Sheet Data (at end of period):
Working capital (deficit)	$(15,772)	$(29,820)	$(865)	$15,288	$(2,973)
Total assets	267,913	278,441	280,513	302,202	303,812
Long-term debt and capitalized leases, including current installments	298,298	231,757	252,792	261,706	277,344
Stockholders' deficit	(188,775)	(107,699)	(96,020)	(85,867)	(109,389)
Other Data:
Net cash provided by operating activities	$21,163	$45,647	$38,216	$40,913	$38,774
Net cash used by investing activities	(13,118)	(27,446)	(16,493)	(19,006)	(24,145)
Net cash used by financing activities	(7,924)	(22,680)	(17,189)	(21,968)	(14,576)
Capital expenditures (including lease obligations entered into)	15,966	28,652	24,550	25,271	22,724
Ratio of earnings to fixed charges(e)	—	1.07x	—	1.58x	1.38x
EBITDA(f)	41,054	54,279	56,654	87,111	79,243

(a)
In January 2004, we approved a restructuring plan for our print and premedia services segments, which was designed to improve operating efficiency and profitability. We recorded $5.7 million of costs under this plan in Fiscal Year 2004.

In July 2003, we implemented a restructuring plan for our print and premedia services segments to further reduce our selling, general and administrative expenses. We recorded $1.8 million of costs under this plan in Fiscal Year 2004.

  In the fourth quarter of Fiscal Year 2003, we approved a restructuring plan for our print and premedia services segments, which was designed to improve operating efficiency and profitability. We recorded $1.2 million of costs under this plan in Fiscal Year 2003.

  In January 2002, we approved a restructuring plan for our print and premedia services segments, which was designed to improve asset utilization, operating efficiency and profitability. We recorded $8.6 million of costs under this plan in Fiscal Year 2002. We recorded an additional $0.4 million of costs for this plan in Fiscal Year 2004.

  In addition, we recorded $0.4 million, $0.5 million and $4.3 million of other special charges in our print and premedia services divisions in Fiscal Year 2004, Fiscal Year 2003 and Fiscal Year 2002, respectively. See note 14 to our consolidated financial statements appearing elsewhere in this prospectus for further discussion of this restructuring activity.

(b)
As part of a refinancing transaction entered into on July 3, 2003, we recorded a loss related to early extinguishment of debt of $3.2 million, net of zero taxes. This loss related to the write-off of deferred financing costs associated with the old bank credit agreement and the 12 3/4% Notes.

(c)
In the second quarter of Fiscal Year 2004, the valuation allowance for deferred tax assets was increased by $12.8 million, resulting in a corresponding debit to deferred income tax expense. This adjustment reflected a change in circumstances which resulted in a judgment that, based on the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109") that restrict our ability to consider forecasts of future income, a corresponding amount of deferred tax assets may not be realized. The change in circumstances arose from our assessment of the economic climate, particularly the continuance of competitive pricing pressures in our industry, and the expected increase in annual interest costs arising from the issuance of the outstanding notes in July 2003 (see note 6 to our consolidated financial statements appearing elsewhere in this prospectus) that have provided negative evidence about our ability to realize certain deferred tax assets. We will reverse our valuation allowance into income when and to the extent sufficient evidence arises to support the realization of the related deferred tax assets. The valuation allowance increased by $18.4 million in Fiscal Year 2004 as a result of changes in the deferred tax items. This increase primarily includes the $12.8 million increase discussed above and a $5.6 million increase related to the tax effect of temporary differences generating deferred tax assets (which is net of a decrease of $1.3 million related to the tax effect of the decrease in the minimum pension liability, a component of other comprehensive loss). In the third quarter of Fiscal Year 2004, we recorded an adjustment of $2.2 million to reflect the tax benefit associated with a change in estimate with respect to our income tax liability.

The valuation allowance increased by $3.5 million in Fiscal Year 2003 as a result of changes in the deferred tax items. This increase is primarily due to a $5.0 million increase related to the tax effect of the minimum pension liability, which is a component of other comprehensive loss, partially offset by a decrease in other temporary differences generating deferred tax assets.

In the fourth quarter of Fiscal Year 2002, the valuation allowance for deferred tax assets was reduced by $5.5 million, resulting in a corresponding credit to deferred income tax expense. This adjustment reflected a change in circumstances which resulted in a judgment that a corresponding amount of our deferred tax assets would be realized in future years. The valuation allowance decreased by $0.1 million during Fiscal Year 2002 as a result of changes in the deferred tax items. This decrease primarily includes the $5.5 million decrease discussed above and a $4.2 million increase related to the tax effect of the minimum pension liability, which is a component of other comprehensive loss.

(d)
In June 2003, we made a strategic decision to sell the operations of our digital visual effects business, Digiscope, for a de minimis amount. This resulted in a net loss of approximately $0.4 million in the quarter ended June 30, 2003, which is net of zero income tax benefits. As a result of this sale, Digiscope has been accounted for as a discontinued operation, and accordingly, Digiscope's operations are segregated in our consolidated financial statements. Sales, cost of sales and selling, general and administrative expenses attributable to Digiscope for Fiscal Years 2003, 2002, 2001 and 2000 have been reclassified and presented within discontinued operations.

(e)
The ratio of earnings to fixed charges is calculated by dividing earnings (representing consolidated pretax income or loss from continuing operations) before fixed charges by fixed charges. Fixed charges consist of interest expense, net amortization of debt issuance expense, and that portion of operating lease rental expense which we deem to be representative of interest. The deficiency in earnings to cover fixed charges is computed by subtracting earnings before fixed charges, income taxes and discontinued operations from fixed charges. The deficiency in earnings required to cover fixed charges for Fiscal Years 2004 and 2002 was $16.9 million and $2.9 million, respectively.

(f)
We have included EBITDA because we believe that investors regard EBITDA as a key measure of a leveraged company's performance and ability to meet its future debt service requirements. EBITDA is defined as earnings before net interest expense, income tax expense (benefit), depreciation and amortization. EBITDA is not a measure of financial performance under accounting principles generally accepted in the United States and should not be considered an alternative to net income (or any other measure of performance under accounting principles generally accepted in the United States) as a measure of performance or to cash flows from operating, investing or financing activities as an indicator of cash flows or as a measure of liquidity. Our calculation of EBITDA may be different from the calculations used by other companies and therefore comparability may be limited. Certain covenants in our debt instruments are based on EBITDA, subject to certain adjustments. The following table provides a reconciliation of EBITDA to net income (loss):

	Fiscal Year Ended March 31,
	2004	2003	2002	2001	2000
	(In thousands)
EBITDA	$41,054	$54,279	$56,654	$87,111	$79,243
Depreciation and amortization	(24,288)	(24,451)	(31,199)	(34,686)	(33,786)
Interest expense, net	(34,166)	(28,584)	(29,806)	(32,929)	(33,798)
Income tax (expense) benefit	(11,441)	(1,559)	5,073	4,927	(2,189)

Net income (loss)	$(28,841)	$(315)	$722	$24,423	$9,470

        The following items are included in the determination of EBITDA and net income (loss) above:

	Fiscal Year Ended March 31,
	2004	2003	2002	2001	2000
	(In thousands)
Restructuring costs	$7,768	$1,191	$8,638	$—	$—
Other special charges	372	531	4,282	—	—
Non-recurring plant consolidation costs	—	—	—	—	505
Loss on early extinguishment of debt	3,196	—	—	—	—
Loss from discontinued operations	456	979	1,403	633	2,035

Total	$11,792	$2,701	$14,323	$633	$2,540

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the risks described in "Risk Factors" and elsewhere in this prospectus. See "Forward-Looking Statements". You should read the following discussion with the section of this prospectus titled "Selected Historical Consolidated Financial Data" and with our consolidated financial statements and related notes included elsewhere in this prospectus.

Overview

        The most important drivers of our results of operations are:

  •
  the relationships we have developed with key long-term customers and the capital we have devoted to those relationships;

  •
  the balance between capacity and demand in our industry sector; and

  •
  our experienced management team's clear focus on servicing the retail advertising insert and newspaper markets.

        We believe that our willingness to customize and improve customer solutions and our commitment to technology leadership significantly enhance our ability to develop and maintain lasting relationships. We provide our print customers with comprehensive services and solutions at our print facilities and through our premedia services division. In the premedia services business, we believe that we are one of a small number of companies that can provide a full range of premedia services, and we use those capabilities to support our print sales. We also manage 14 facilities for customers at their offices, which enables us to develop strong and long-term relationships with them.

        We have experienced significant competitive pricing pressures over the past two years as a result of a weak retail market, continuing excess industry capacity and the aggressive pricing strategies of certain competitors. Our pricing levels in Fiscal Year 2005 are projected to be lower on average than prices during Fiscal Year 2004. We continue to be committed, however, to providing comprehensive solutions at competitive prices. We believe that we are one of the lowest cost producers of retail advertising inserts, and we intend to continue to reduce our overall operating costs. In our print business, we have reduced, and are continuing to work to reduce, the variable and fixed costs of production and selling, general and administrative costs through our various restructuring programs and ongoing disciplined and focused cost reduction initiatives at our print facilities. In our premedia services business, we have reduced and are continuing to reduce manufacturing costs and selling, general and administrative expenses primarily through the application of certain digital premedia production methodologies, technological leadership, facility consolidation and continued cost containment initiatives. See "—Recent Performance" and "—Our Restructuring and Cost Reduction Initiatives" below.

        We are one of the leading printers of retail advertising inserts in the United States. In Fiscal Year 2004, retail advertising inserts accounted for 86% of our total print segment sales and in both Fiscal Years 2003 and 2002 accounted for 87% of our total print segment sales. The focus and attention of our entire management team is dedicated to serving the retail advertising insert market. We have made, and will continue to make, disciplined strategic capital investments to enable us to maintain our position as a leader in the retail advertising insert market.

        In addition to the drivers discussed above, the cost of raw materials used in our print business, which are primarily paper and ink, affects our results of operations. The cost of paper is a principal factor in our overall pricing to our customers. As a result, the level of paper costs and the proportion of paper supplied by our customers have a significant impact on our reported sales. In Fiscal Year

2002, demand for advertising declined, resulting in reduced paper requirements. The reduction in demand resulted in a decline in paper prices throughout Fiscal Year 2002. During Fiscal Year 2003, paper prices were on average at lower levels than comparable periods in the prior year. During Fiscal Year 2004, paper prices fluctuated and ended at levels which were higher on average than the prior year. In accordance with industry practice, we generally pass through increases in the cost of paper to customers in the cost of printed products, while decreases in paper costs generally result in lower prices to customers.

        Variances in gross profit margin are affected by product and customer mix and are also affected by changes in sales resulting from changes in paper prices and changes in the level of customer supplied paper. Our gross margin may not be comparable from period to period because of the impact of changes in paper prices and the levels of customer supplied paper included within sales.

        A portion of our print and premedia services business is seasonal in nature, particularly those revenues that are derived from retail advertising inserts. Generally, our sales from retail advertising inserts are highest during the following advertising periods: the Spring advertising season from March to May, the Back-to-School advertising season from July to August, and the Thanksgiving/Christmas advertising season from October to December. Sales of Sunday newspaper comics are not subject to significant seasonal fluctuations. Our strategy includes, and will continue to include, the mitigation of the seasonality of our print business by increasing our sales to customers whose own sales are less seasonal, such as food and drug companies, and who utilize retail advertising inserts more frequently.

Recent Performance

        During Fiscal Year 2004, we continued to operate in a very competitive market environment. Our profitability was negatively affected by the competitive pricing environment in both the print and premedia segments. In addition, we experienced increases in various operating costs including health, energy, pension and bad debt expenses as well as increased foreign exchange losses. Our print production volume for the full year showed a slight improvement over Fiscal Year 2003. Production volume in the fourth quarter ended March 31, 2004, however, declined approximately 5% from the comparable period in the prior year. This decline was largely due to certain customer share losses associated with the aggressive pricing strategies of certain competitors. We anticipate that as a result of these share losses our volume levels in Fiscal Year 2005 will be lower than in Fiscal Year 2004.

        In this environment, we have been extremely focused on improved productivity and disciplined cost management. We have been able to partially offset the negative impact of the above items through efficiencies resulting from our various restructuring initiatives and other cost reduction and productivity improvement programs across our print and premedia operations as well as reductions in our selling, general and administrative expense categories (see "—Our Restructuring Results and Cost Reduction Initiatives" below). We anticipate continued improvements in our cost structure during Fiscal Year 2005 related to these various restructuring programs and cost reduction initiatives.

        In June 2003, we made a strategic decision to sell the operations of our digital visual effects business, Digiscope. The sale of Digiscope has been accounted for as a discontinued operation, and accordingly, Digiscope's operations are segregated in our consolidated financial statements. Sales, cost of sales and selling, general and administrative expenses attributable to Digiscope for Fiscal Years 2003 and 2002 have been reclassified and presented within discontinued operations.

Our Restructuring Results and Cost Reduction Initiatives

        We have successfully implemented significant cost reductions annually over the past several years. In January of 2002, we approved a restructuring plan that was designed to improve asset utilization to achieve new levels of operating efficiencies and greater profitability for our print and premedia services segments. The key initiatives under this restructuring plan included:

  •
  closing our Hanover, Pennsylvania print facility and our West Palm Beach, Florida premedia services facility;

  •
  downsizing our Buffalo, New York premedia services facility; and

  •
  eliminating certain administrative positions.

These actions resulted in the elimination of 189 positions within our company.

        A large portion of work performed at the closed and downsized facilities, as well as the equipment removed from those facilities, was reallocated to our other print and premedia services facilities. These restructuring initiatives led to increased sales and allowed us to improve our overall asset utilization. Profitability was improved as a result of the reduction in overhead costs while we continued to service our print customers and many of our premedia services customers from the closed and downsized facilities at our other print and premedia services facilities.

        In the fourth quarter of Fiscal Year 2003, we implemented a restructuring plan designed to further improve profitability. We closed our premedia services facility in Nashville, Tennessee, which allowed us to reallocate certain employees and equipment from that facility to our other facilities. This plan resulted in the elimination of 30 positions within our company. In July 2003, we implemented a restructuring plan to further reduce selling, general and administrative expenses in our print and premedia services segments. This plan resulted in the termination of four administrative employees. These programs allowed us to further decrease our manufacturing and overhead costs.

        In January 2004, we approved a restructuring plan for the print and premedia services segments that was designed to improve operating efficiency and profitability. This plan included a consolidation of capacity and the related downsizing of a print facility in Stevensville, Ontario, a reduction of personnel in other print and premedia facilities and the elimination of certain selling and administrative positions. These actions included the elimination of 208 positions within our company.

        In summary, our restructuring initiatives since January 2002 have resulted in the elimination of approximately 431 positions within our company, the closure of one print facility and two premedia services facilities and the downsizing of one print facility and one premedia services facility. As a result of these actions, we recognized restructuring expenses of $7.7 million, $1.2 million and $8.6 million, in Fiscal Years 2004, 2003 and 2002, respectively. In Fiscal Years 2004, 2003 and 2002, we also recorded other special charges associated with these programs of $0.4 million, $0.5 million and $4.3 million, respectively. We expect to make cash payments of approximately $4.9 million of the accrued restructuring costs during Fiscal Year 2005, $1.4 million during Fiscal Year 2006 and the remainder, approximately $0.1 million, in Fiscal Year 2007 associated with these programs. See note 14 to our consolidated financial statements appearing elsewhere in this prospectus.

        In addition to benefits related to the above restructuring programs, we also have been successful in improving our efficiencies and reducing our overall costs through ongoing productivity and income improvement initiatives at our operating facilities. We also have been successful in reducing our selling, general and administrative cost structure.

        The following table summarizes our historical results of continuing operations for Fiscal Years 2004, 2003 and 2002. Certain prior period presentation has been reclassified to conform to current period information for both the print and premedia services divisions.

	Fiscal Year Ended March 31,
	2004	2003	2002
	(In thousands)
Sales
Print	$418,004	$463,071	$475,955
Premedia Services	53,098	54,068	63,253

Total	$471,102	$517,139	$539,208

Gross Profit
Print	$47,537	$57,826	$64,713
Premedia Services	14,239	13,818	14,198
Other	5	2	14

Total	$61,781	$71,646	$78,925

Gross Margin
Print	11.4%	12.5%	13.6%
Premedia Services	26.8	25.6	22.5
Total	13.1	13.9	14.6
Operating Income (Loss)
Print (a)	$18,300	$33,000	$33,188
Premedia Services (a)	6,119	3,129	765
Other (b)	(3,512)	(3,819)	(6,471)

Total	$20,907	$32,310	$27,482

(a)
Print and premedia services' operating income in Fiscal Year 2004 includes the impact of restructuring costs of $7.1 million and $0.6 million, respectively. Print operating income in Fiscal Year 2004 also includes $0.4 million of other special charges. In Fiscal Year 2003, both print and premedia services' operating income includes the impact of restructuring costs of $0.6 million each. Print and premedia services' operating income in Fiscal Year 2003 also includes $0.2 million and $0.3 million, respectively, of other special charges related to non-cash asset write-offs and write-downs. Print and premedia services' operating income in Fiscal Year 2002 includes the impact of restructuring costs of $6.5 million and $2.1 million, respectively. Print and premedia services' operating income in Fiscal Year 2002 also includes $3.9 million and $0.4 million of other special charges related to non-cash asset write-offs and write-downs, respectively. See "—Our Restructuring Results and Cost Reduction Initiatives" above.

(b)
Includes corporate general and administrative expenses in Fiscal Years 2004, 2003 and 2002, and $3.0 million of goodwill amortization expense in Fiscal Year 2002.

Historical Results of Operations

Fiscal Year 2004 vs. Fiscal Year 2003

        Total sales decreased 8.9% to $471.1 million in Fiscal Year 2004 from $517.1 million in Fiscal Year 2003. This decrease reflected a decrease in print sales of $45.1 million, or 9.7%, and a decrease in premedia services' sales of $1.0 million, or 1.8%. Total gross profit decreased to $61.8 million, or 13.1% of sales, in Fiscal Year 2004 from $71.6 million, or 13.9% of sales, in Fiscal Year 2003. Total operating income decreased to $20.9 million, or 4.4% of sales, in Fiscal Year 2004 from $32.3 million, or 6.2% of sales, in Fiscal Year 2003. See the discussion of these changes by segment below.

Print

        Sales.    Print sales decreased $45.1 million to $418.0 million in Fiscal Year 2004 from $463.1 million in Fiscal Year 2003. The decrease in Fiscal Year 2004 was largely attributable to an increase in customer supplied paper, the impact of competitive pricing pressures and certain changes in product and customer mix. These decreases were offset in part by the impact of increased paper prices and a slight increase in print production volume. See "—Value Added Revenue and Print Impressions for the Print Segment".

        Gross Profit.    Print gross profit decreased $10.3 million to $47.5 million in Fiscal Year 2004 from $57.8 million in Fiscal Year 2003. Print gross margin decreased to 11.4% in Fiscal Year 2004 from 12.5% in Fiscal Year 2003. The decrease in gross profit includes the impact of competitive pricing pressures, certain changes in product and customer mix, foreign exchange losses associated with our Canadian operations and increases in certain operating expenses including energy, pension and health costs. These decreases were offset in part by the slight increase in print production volume. The decrease in gross margin includes these items, coupled with the impact of increased paper prices and increased levels of customer supplied paper reflected in sales. Our gross margin may not be comparable from period to period because of the impact of changes in paper prices and levels of customer supplied paper included within sales.

        Selling, General and Administrative Expenses.    Print selling, general and administrative expenses decreased $2.2 million to $21.8 million, or 5.2% of print sales, in Fiscal Year 2004, from $24.0 million, or 5.2% of print sales, in Fiscal Year 2003. This decrease includes benefits related to various cost containment initiatives, offset in part by certain other increases including the impact of the change in our estimates related to the allowance for doubtful accounts.

        Restructuring Costs and Other Special Charges.    Restructuring costs and other special charges increased $6.7 million to $7.5 million in Fiscal Year 2004 from $0.8 million in Fiscal Year 2003. See "—Our Restructuring Results and Cost Reduction Initiatives".

        Operating Income.    As a result of the above factors, operating income from the print business decreased $14.7 million to $18.3 million in Fiscal Year 2004 from $33.0 million in Fiscal Year 2003.

Premedia Services

        Sales.    Premedia services' sales decreased $1.0 million to $53.1 million in Fiscal Year 2004 from $54.1 million in Fiscal Year 2003. The decrease in Fiscal Year 2004 includes the impact of competitive pricing pressures and the continuance of weak overall premedia market conditions offset in part by increases in our packaging premedia business.

        Gross Profit.    Premedia services' gross profit increased $0.4 million to $14.2 million in Fiscal Year 2004 from $13.8 million in Fiscal Year 2003. Premedia services' gross margin increased to 26.8% in Fiscal Year 2004 from 25.6% in Fiscal Year 2003. The increases in gross profit and gross margin were primarily the result of reduced manufacturing costs related to various cost containment programs, the closure of a premedia services facility and the increase in our packaging premedia business.

        Selling, General and Administrative Expenses.    Premedia services' selling, general and administrative expenses decreased $2.3 million to $7.5 million, or 14.0% of premedia services' sales in Fiscal Year 2004, from $9.8 million, or 18.1% of premedia services' sales in Fiscal Year 2003. This decrease includes reductions in both the selling and administrative areas due to various cost containment initiatives.

        Restructuring Costs and Other Special Charges.    Restructuring costs and other special charges decreased $0.3 million to $0.6 million in Fiscal Year 2004 from $0.9 million in Fiscal Year 2003. See "—Our Restructuring Results and Cost Reduction Initiatives" above.

        Operating Income.    As a result of the above factors, premedia services' operating income increased $3.0 million to $6.1 million in Fiscal Year 2004 from $3.1 million in Fiscal Year 2003.

Other Operations

        Other operations consist of corporate general and administrative expenses. In Fiscal Year 2004, operating losses from other operations improved to a loss of $3.5 million from a loss of $3.8 million in Fiscal Year 2003. This decrease primarily includes the impact of reductions in certain employee related expenses.

Interest Expense

        In Fiscal Year 2004, interest expense increased 19.2% to $34.2 million from $28.7 million in Fiscal Year 2003. This increase is largely due to the higher levels of indebtedness associated with our 2003 Recapitalization. In addition, interest expense in Fiscal Year 2004 includes incremental interest expense of approximately $1.7 million related to the 30 day call provision associated with the 12 3/4% Notes. See note 6 to our consolidated financial statements appearing elsewhere in this prospectus.

Loss on Early Extinguishment of Debt

        In Fiscal Year 2004, we incurred a charge of approximately $3.2 million, net of $0 taxes, related to the write-off of deferred financing costs associated with our old bank credit agreement and the 12 3/4% Notes. See note 6 to our consolidated financial statements appearing elsewhere in this prospectus.

Income Taxes

        In Fiscal Year 2004, tax expense increased to $11.4 million from $1.6 million in Fiscal Year 2003. This increase was primarily due to a Fiscal Year 2004 adjustment to the valuation allowance of $12.8 million, which resulted in a corresponding debit to deferred income tax expense. This adjustment reflected a change in circumstances which resulted in a judgment that, based on the provisions of SFAS 109 that restrict our ability to consider forecasts of future income, a corresponding amount of deferred tax assets may not be realized. The change in circumstances arose from our assessment of the economic climate, particularly the continuance of competitive pricing pressures in our industry, and the expected increase in annual interest costs arising from the issuance of the outstanding notes in July 2003 (see note 6 to our consolidated financial statements appearing elsewhere in this prospectus) that have provided negative evidence about our ability to realize certain deferred tax assets. We will reverse our valuation allowance into income when and to the extent sufficient positive evidence arises to support the realization of the related deferred tax assets. The increase in tax expense from the adjustment to the valuation allowance was partially offset by an adjustment of $2.2 million recorded to reflect a change in estimate with respect to our income tax liability.

Discontinued Operations

        In June 2003, we sold the operations of Digiscope for a de minimis amount. This resulted in a net loss of approximately $0.4 million in the quarter ended June 30, 2003, which is net of zero income tax benefits. As a result of this sale, Digiscope has been accounted for as a discontinued operation, and accordingly, Digiscope's operating results for Fiscal Year 2003 have been reclassified and presented within discontinued operations in our consolidated financial statements appearing elsewhere in this prospectus.

Net Income (Loss)

        As a result of the factors discussed above, our net income (loss) increased to a loss of $28.8 million in Fiscal Year 2004 from a loss of $0.3 million in Fiscal Year 2003. Included in the Fiscal Year 2004 net loss are the following charges which aggregate $24.1 million: $8.1 million of restructuring costs and other special charges, net non-cash deferred tax expense of $10.6 million associated with changes in estimates related to the Company's income tax accounts, refinancing related expenses of $4.9 million including the loss on early extinguishment of debt and incremental interest related to the 30 day call provision associated with the 12 3/4% Notes, and discontinued operations losses of $0.5 million. The Fiscal Year 2003 net loss included $1.7 million of restructuring costs and other special charges.

Minimum Pension Liability

        In compliance with Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions" ("SFAS 87"), we decreased our minimum pension liability to approximately $20.2 million in Fiscal Year 2004 from approximately $23.4 million in Fiscal Year 2003. This decrease included the impact of improved investment markets during calendar year 2003, offset in part by a reduction in our discount rate from 7.0% to 6.5%. This liability represented the amount by which the accumulated benefit obligation exceeded the fair value of the plan assets at March 31, 2004 and March 31, 2003. The recording of this liability had no impact on our consolidated statements of operations for Fiscal Years 2004 and 2003, but was recorded as a component of other comprehensive loss in our consolidated statements of stockholders' deficit at March 31, 2004 and March 31, 2003.

Fiscal Year 2003 vs. Fiscal Year 2002

        Total sales decreased 4.1% to $517.1 million in Fiscal Year 2003 from $539.2 million in Fiscal Year 2002. This decrease primarily reflected a decrease in print sales of $12.9 million, or 2.7%, and a decrease in premedia services' sales of $9.2 million, or 14.5%. Total gross profit decreased to $71.6 million, or 13.9% of sales, in Fiscal Year 2003 from $78.9 million, or 14.6% of sales, in Fiscal Year 2002. Total operating income increased to $32.3 million, or 6.2% of sales, in Fiscal Year 2003 from $27.5 million, or 5.1% of sales, in Fiscal Year 2002. See the discussion of these changes by segment below.

Print

        Sales.    Print sales decreased $12.9 million to $463.1 million in Fiscal Year 2003 from $476.0 million in Fiscal Year 2002. The decrease in Fiscal Year 2003 was largely attributable to the impact of decreased paper prices, as well as an increase in customer supplied paper and the impact of competitive pricing pressures and certain changes in product and customer mix. These decreases were offset in part by an increase of approximately 7.4% in print production volume (see "—Value Added Revenue and Print Impressions for the Print Segment") as a result of sales successes with new customers and increasing our share of the business with certain existing customers.

        Gross Profit.    Print gross profit decreased $6.9 million to $57.8 million in Fiscal Year 2003 from $64.7 million in Fiscal Year 2002. Print gross margin decreased to 12.5% in Fiscal Year 2003 from 13.6% in Fiscal Year 2002. The decrease in gross profit includes certain expenses incurred during Fiscal Year 2003 associated with the installation and start-up of 12 printing presses including seven presses relocated from our other print facilities, the impact of competitive pricing pressures and certain changes in product and customer mix. These decreases were offset in part by the increased print production volume. The decrease in gross margin includes these items offset in part by the impact of decreased paper prices and increased levels of customer supplied paper reflected in sales. Our gross margin may not be comparable from period to period because of the impact of changes in paper prices and levels of customer supplied paper included within sales.

        Selling, General and Administrative Expenses.    Print selling, general and administrative expenses increased $2.8 million to $24.0 million, or 5.2% of print sales, in Fiscal Year 2003, from $21.2 million, or 4.5% of print sales, in Fiscal Year 2002. This increase was primarily attributable to the impact in Fiscal Year 2002 of the change in our estimates related to the allowance for doubtful accounts, as well as increases in selling and administrative costs.

        Restructuring Costs and Other Special Charges.    Restructuring costs and other special charges decreased $9.6 million to $0.8 million in Fiscal Year 2003 from $10.4 million in Fiscal Year 2002. See "—Our Restructuring Results and Cost Reduction Initiatives".

        Operating Income.    As a result of the above factors, operating income from the print business decreased $0.2 million to $33.0 million in Fiscal Year 2003 from $33.2 million in Fiscal Year 2002.

Premedia Services

        Sales.    Premedia services' sales decreased $9.2 million to $54.1 million in Fiscal Year 2003 from $63.3 million in Fiscal Year 2002. The decrease in Fiscal Year 2003 was largely the result of reduced premedia services production volume associated with weak market conditions, as well as the impact of certain premedia facility closures. See "—Our Restructuring Results and Cost Reduction Initiatives".

        Gross Profit.    Premedia services' gross profit decreased $0.4 million to $13.8 million in Fiscal Year 2003 from $14.2 million in Fiscal Year 2002. Premedia services' gross margin increased to 25.6% in Fiscal Year 2003 from 22.5% in Fiscal Year 2002. The decrease in gross profit was primarily the result of reduced premedia services production volume, offset in part by reduced manufacturing costs related to various cost containment programs and certain premedia services facility closures.

        Selling, General and Administrative Expenses.    Premedia services' selling, general and administrative expenses decreased $1.1 million to $9.8 million, or 18.1% of premedia services' sales in Fiscal Year 2003, from $10.9 million, or 17.2% of premedia services' sales in Fiscal Year 2002. This decrease was primarily attributable to decreased selling expenses.

        Restructuring Costs and Other Special Charges.    Restructuring costs and other special charges decreased $1.6 million to $0.9 million in Fiscal Year 2003 from $2.5 million in Fiscal Year 2002. See "—Our Restructuring Results and Cost Reduction Initiatives".

        Operating Income.    As a result of the above factors, premedia services' operating income increased $2.3 million to $3.1 million in Fiscal Year 2003 from $0.8 million in Fiscal Year 2002.

Other Operations

        Other operations consist of corporate general, administrative and other expenses, including for Fiscal Year 2002, amortization expense. In Fiscal Year 2003, operating losses from other operations improved to a loss of $3.8 million from a loss of $6.5 million in Fiscal Year 2002. This improvement was due to a reduction in goodwill amortization expense of $3.0 million, offset in part by increases in certain corporate general and administrative expenses.

        Non-cash amortization expenses, which primarily include goodwill amortization, within other operations, were not incurred in Fiscal Year 2003 and were $3.0 million in Fiscal Year 2002.

Interest Expense

        In Fiscal Year 2003, interest expense decreased 4.3% to $28.7 million from $30.0 million in Fiscal Year 2002. This decrease reflected both lower levels of indebtedness and lower borrowing costs.

Income Taxes

        In Fiscal Year 2003, tax expense (benefit) increased to expense of $1.6 million from benefit of $5.1 million in Fiscal Year 2002. This increase was primarily due to a Fiscal Year 2002 adjustment to the valuation allowance of $5.5 million, resulting in a corresponding credit to deferred income tax expense. This adjustment reflected a change in circumstances which resulted in a judgment that a corresponding amount of our deferred tax assets would be realized in future years.

Discontinued Operations

        In June 2003, we sold the operations of Digiscope for a de minimis amount. This resulted in a net loss of approximately $0.4 million in the quarter ended June 30, 2003, which is net of zero income tax benefits. As a result of this sale, Digiscope has been accounted for as a discontinued operation, and accordingly, Digiscope's operating results for Fiscal Years 2003 and 2002 have been reclassified and presented within discontinued operations in our consolidated financial statements appearing elsewhere in this prospectus.

Net Income (Loss)

        As a result of the factors discussed above, our net income (loss) decreased to a loss of $0.3 million in Fiscal Year 2003 from income of $0.7 million in Fiscal Year 2002. Fiscal Year 2003 net loss included $1.2 million of restructuring costs and $0.5 million of other special charges related to asset write-offs and write-downs associated with the Fiscal Year 2003 restructuring plan. Fiscal Year 2002 net income included $8.6 million of restructuring costs and $4.3 million of other special charges related to asset write-offs associated with the Fiscal Year 2002 restructuring plan.

Minimum Pension Liability

        In compliance with SFAS 87, we increased our minimum pension liability to approximately $23.4 million in Fiscal Year 2003 from approximately $10.8 million in Fiscal Year 2002. This increase included the impact of weak investment markets during calendar year 2002 and a reduction in our discount rate from 7.5% to 7.0%. This liability represented the amount by which the accumulated benefit obligation exceeded the fair value of the plan assets at March 31, 2003 and March 31, 2002. The recording of this liability had no impact on our consolidated statements of operations for Fiscal Years 2003 and 2002, but was recorded as a component of other comprehensive loss in our consolidated statements of stockholders' deficit at March 31, 2003 and March 31, 2002.

Liquidity and Capital Resources

        On July 3, 2003, we sold $280 million aggregate principal amount of the outstanding notes as part of the 2003 Recapitalization involving Graphics, Holdings and certain affiliates of our Company, and also entered into a $70 million senior secured revolving credit facility maturing on July 3, 2008, with a syndicate of lenders, the New Revolving Credit Facility. See note 6 to our consolidated financial statements appearing elsewhere in this prospectus. The primary objectives of this refinancing included the placement of a long-term capital structure which:

  •
  eliminated the near-term amortization requirements of our old bank credit agreement and our 12 3/4% Notes;

  •
  provided strong liquidity and greater operating and financial flexibility; and

  •
  reduced our overall cost of capital.

        As part of the 2003 Recapitalization, we repaid substantially all existing indebtedness (excluding capital leases) through:

  •
  the repayment of all amounts outstanding under our old bank credit agreement, and the concurrent termination of all related commitments thereunder;

  •
  the issuance of letters of credit under the New Revolving Credit Facility to replace outstanding letters of credit; and

  •
  effective August 3, 2003, the redemption of all of the 12 3/4% Notes, at a redemption price equal to 100% of their aggregate principal amount, plus accrued and unpaid interest thereon.

        In addition, we repurchased, and concurrently retired, all 5,223 outstanding shares of preferred stock of Holdings, and canceled all outstanding options to purchase shares of preferred stock of Holdings held by certain key officers, for an aggregate purchase price of $56.9 million. The canceled options would have been exercisable for 582 shares of preferred stock of Holdings.

        As part of the 2003 Recapitalization, we incurred $14.3 million of deferred financing fees through March 31, 2004. Of the total deferred financing fees, $4.9 million was paid to affiliates of Morgan Stanley for the services they performed in conjunction with the New Revolving Credit Facility and the original private placement of the outstanding notes. We also incurred a charge of approximately $3.2 million in Fiscal Year 2004 related to the write-off of deferred financing costs associated with the old bank credit agreement and the 12 3/4% Notes. In addition, we recorded incremental interest expense of approximately $1.7 million in Fiscal Year 2004 related to the 30 day call provision associated with the 12 3/4% Notes.

        Our primary sources of liquidity are cash provided by operating activities and borrowings under the New Revolving Credit Facility. The New Revolving Credit Facility, as amended, provides for maximum borrowings of $70 million subject to a borrowing base limitation based on certain percentages of eligible accounts receivable, eligible inventory and the appraised value of eligible machinery and equipment and real estate, subject to certain limitations, maturing on July 3, 2008, including a letter of credit sub-facility of up to $40 million. The borrowing base arrangement includes a provision whereby proceeds from collection of substantially all of our accounts receivable are deposited into bank accounts which are applied daily toward repayment of borrowings outstanding, if any, under the New Revolving Credit Facility.

        At March 31, 2004, we had no borrowings outstanding under the New Revolving Credit Facility and had letters of credit outstanding of approximately $30.6 million. We had additional borrowing availability of approximately $39.4 million. Scheduled repayments of existing capital lease obligations during Fiscal Year 2005 are approximately $4.1 million.

        During the Fiscal Year 2004, we used net cash provided by operating activities of $21.1 million (see the Consolidated Statements of Cash Flows appearing elsewhere in this prospectus) and proceeds from the 2003 Recapitalization of $280 million primarily to fund the following expenditures:

  •
  $39.2 million to repay indebtedness outstanding under the old bank credit agreement,

  •
  $170.1 million to redeem the 12 3/4% Notes,

  •
  $56.9 million to repurchase and retire all outstanding shares of preferred stock of Holdings, and cancel all outstanding options to purchase shares of preferred stock of Holdings,

  •
  $14.3 million for fees and expenses paid to date related to the 2003 Recapitalization,

  •
  $13.1 million in cash capital expenditures, and

  •
  $7.5 million to service other indebtedness (including capital lease obligations of $7.1 million and deferred financing fees related to the old bank credit agreement and the 12 3/4% Notes of $0.4 million).

        Our cash on hand of approximately $10.3 million at March 31, 2004 is presented net of outstanding checks within trade accounts payable at March 31, 2004. Accordingly, cash is presented at a balance of $0 million in the March 31, 2004 balance sheet.

        Our primary sources of liquidity have been cash provided by operating activities and borrowings under the New Revolving Credit Facility. We anticipate that our primary needs for liquidity will be to conduct our business, meet our debt service requirements, make capital expenditures and, if we elect, redeem, repay or repurchase outstanding indebtedness including repurchases of the notes in privately negotiated transactions, or in open market purchases, to the extent permitted by the New Revolving Credit Facility, as amended. We believe that we have sufficient liquidity to meet our requirements over the next 12 months.

        At March 31, 2004, we had total indebtedness of $298.3 million, which includes $280.0 million of the notes and capital lease obligations of $18.3 million. The estimated fair value of the notes was $249.2 million, or $30.8 million less than the carrying value. We have no off-balance sheet financial instruments.

        We are currently in compliance with the financial covenant requirements set forth in the New Revolving Credit Facility, as amended.

        A significant portion of Graphics' long-term obligations, including indebtedness under the New Revolving Credit Facility and the notes, has been fully and unconditionally guaranteed by Holdings. Holdings is subject to certain restrictions under its guarantee of indebtedness under the New Revolving Credit Facility, including among other things, restrictions on mergers, acquisitions, incurrence of additional debt and payment of cash dividends. See note 1 to our consolidated financial statements appearing elsewhere in this prospectus.

EBITDA and EBITDA Margin

        The following table is a summary of our EBITDA and EBITDA margin for Fiscal Years 2004, 2003 and 2002:

	Fiscal Year Ended March 31,
	2004	2003	2002
	(Dollars in thousands)
EBITDA
Print (a)	$38,789	$52,415	$55,362
Premedia Services (a)	9,564	7,160	5,590
Other (b)	(7,299)	(5,296)	(4,298)

Total	$41,054	$54,279	$56,654

EBITDA Margin
Print	9.3%	11.3%	11.6%
Premedia Services	18.0	13.2	8.8
Total	8.7	10.5	10.5

(a)
EBITDA for the print and premedia services segments in Fiscal Year 2004 includes the impact of restructuring costs and other special charges of $7.5 million and $0.6 million, respectively. In Fiscal Year 2003, EBITDA for the print and premedia services segments includes the impact of restructuring costs and other special charges of $0.8 million and $0.9 million, respectively. EBITDA for the print and premedia services segments in Fiscal Year 2002 includes the impact of restructuring costs and other special charges of $10.4 million and $2.5 million, respectively. For additional information about our restructuring plan, see "—Our Restructuring Results and Cost Reduction Initiatives" above.

(b)
Other operations include corporate general and administrative as well as revenues and expenses associated with our digital visual effects business, Digiscope. Digiscope was sold on June 5, 2003. The EBITDA loss of Digiscope included in the EBITDA table above for Fiscal Years 2004, 2003 and 2002 was ($0.4) million, ($0.6) million and ($0.6) million, respectively. In addition, other operations includes the write-off of deferred financing costs related to the 2003 Recapitalization of $3.2 million in Fiscal Year 2004.

        EBITDA is presented and discussed because management believes that investors regard EBITDA as a key measure of a leveraged company's performance and ability to meet its future debt service requirements. "EBITDA" is defined as earnings before net interest expense, income tax expense (benefit), depreciation and amortization. This calculation of EBITDA differs from the EBITDA disclosed in note 16 to our consolidated financial statements appearing elsewhere in the prospectus. The definition in note 16 follows the guidelines required under the provisions of Financial Accounting Standards Board Statement of Financial Accounting Standard No. 131 "Disclosures about Segments of an Enterprise and Related Information" and is reflective of management's calculation of EBITDA. "EBITDA Margin" is defined as EBITDA as a percentage of net sales. EBITDA is not a measure of financial performance under accounting principles generally accepted in the United States and should not be considered an alternative to net income (or any other measure of performance under accounting principles generally accepted in the United States) as a measure of performance or to cash flows from operating, investing or financing activities as an indicator of cash flows or as a measure of liquidity. Certain covenants in the Senior Second Secured Notes Indenture and the New Revolving Credit

Facility are based on, or include EBITDA, subject to certain adjustments. The following table provides reconciliation (in thousands) of EBITDA to net income (loss):

	Print	Premedia Services	Other	Total
Fiscal Year 2004
EBITDA	$38,789	$9,564	$(7,299)	$41,054
Depreciation and amortization	(20,733)	(3,529)	(26)	(24,288)
Interest expense, net	—	—	(34,166)	(34,166)
Income tax expense	—	—	(11,441)	(11,441)

Net income (loss)	$18,056	$6,035	$(52,932)	$(28,841)

Fiscal Year 2003
EBITDA	$52,415	$7,160	$(5,296)	$54,279
Depreciation and amortization	(19,760)	(4,336)	(355)	(24,451)
Interest expense, net	—	—	(28,584)	(28,584)
Income tax expense	—	—	(1,559)	(1,559)

Net income (loss)	$32,655	$2,824	$(35,794)	$(315)

Fiscal Year 2002
EBITDA	$55,362	$5,590	$(4,298)	$56,654
Depreciation and amortization	(22,147)	(5,225)	(3,827)	(31,199)
Interest expense, net	—	—	(29,806)	(29,806)
Income tax benefit	—	—	5,073	5,073

Net income (loss)	$33,215	$365	$(32,858)	$722

Value Added Revenue and Print Impressions for the Print Segment

        We have included value-added revenue ("VAR") information to provide a better understanding of sales activity within our print segment. VAR is a non-GAAP measure and is defined as sales less the cost of paper, ink and subcontract services. We generally pass these expenses through to our customers. We have also included print impressions because we use this as an internal measure of production throughput. Although we believe print impressions to be indicative of overall production volume, total impressions may not be fully comparable period to period due to differences in the type, performance and width of press equipment utilized and product mix produced.

	Fiscal Year Ended March 31,
	2004	2003	2002
Print segment VAR (in thousands)	$214,675	$223,041	$220,650
Print impressions (in millions)	12,920	12,888	12,004

        The following table provides a reconciliation of print segment sales to print segment VAR:

	Fiscal Year Ended March 31,
	2004	2003	2002
	(In thousands)
Print segment sales	$418,004	$463,071	$475,955
Paper, ink and subcontract services	203,329	240,030	255,305

Print segment VAR	$214,675	$223,041	$220,650

Amortization of Goodwill

        Goodwill was amortized on a straight-line basis by business segment through Fiscal Year 2002. Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), was effective for fiscal years beginning after December 15, 2001. In compliance with this pronouncement, we adopted SFAS 142 on April 1, 2002. As a result, we did not amortize goodwill during Fiscal Years 2004 or 2003. Instead, we now evaluate goodwill for indicators of impairment at least annually in accordance with the provision of SFAS 142. A reconciliation of previously reported net income (loss) to the pro forma amount adjusted for the exclusion of amortization of goodwill, net of the related income tax effect, is as follows:

	Fiscal Year Ended March 31,
	2004	2003	2002
	(In thousands)
Reported net income (loss)	$(28,841)	$(315)	$722
Add: Goodwill amortization, net of tax	—	—	3,012

Pro forma net income (loss)	$(28,841)	$(315)	$3,734

        In the quarter ended September 30, 2002, we performed the initial assessment of impairment as of April 1, 2002 and noted no impairment. We performed the required annual impairment tests of goodwill as of December 31, 2003 and 2002, and noted no impairment.

Impact of Inflation

        In accordance with industry practice, we generally pass through increases in our costs, primarily paper and ink, to customers in the cost of printed products, while decreases in paper costs generally result in lower prices to our customers. In Fiscal Year 2002, demand for advertising declined, resulting in reduced paper requirements. The reduction in paper requirements resulted in a decline in paper prices throughout Fiscal Year 2002. In Fiscal Year 2003, paper prices were on average at lower levels than comparable periods in the prior year. During Fiscal Year 2004, paper prices fluctuated and ended at levels which were higher on average than the prior year. We expect that, as a result of our strong relationships with key suppliers, our material costs will remain competitive within the industry.

Seasonality

        Some of our print and premedia services business is seasonal in nature, particularly those revenues that are derived from advertising inserts. Generally, our sales from advertising inserts are highest during the following advertising periods: the Spring advertising season from March to May, the Back-to-School advertising season from July to August, and the Thanksgiving/Christmas advertising season from October to December. Sales of Sunday newspaper comics are not subject to significant seasonal fluctuations. Our strategy includes, and will continue to include, the mitigation of the seasonality of our print business by increasing our sales to customers whose own sales are less seasonal, such as food and drug companies, and who utilize advertising inserts more frequently.

Environmental

        Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and which do not contribute to current or future period revenue generation are expensed. Environmental liabilities are recorded when assessments or remedial efforts are probable and the related costs can be reasonably estimated. We believe that environmental liabilities, currently and in the prior periods discussed herein, are not material. We maintain a reserve of approximately $0.1 million in our consolidated balance sheet at March 31, 2004, which we believe to be adequate. See "Business—Legal Proceedings—Environmental Matters" appearing elsewhere in this prospectus. We do not anticipate receiving insurance proceeds related to this liability or potential settlement. Our management does not expect that any identified matters, individually or in the aggregate, will have a material adverse effect on our consolidated financial statements as a whole.

New Accounting Pronouncements

        In November 2002, the Emerging Issues Task Force ("EITF") reached a Consensus on Issue No. 02-16, "Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor" ("EITF 02-16"). EITF 02-16 addresses the accounting and income statement classification for consideration given by a vendor to a reseller in connection with the sale of the vendor's products or for the promotion or sales of the vendor's products. The EITF concluded that such consideration received from vendors should be reflected as a decrease in prices paid for inventory and recognized in cost of sales as the related inventory is sold, unless specific criteria are met qualifying the consideration for treatment as revenues or reimbursement of specific, identifiable incremental costs. As clarified by the EITF in January 2003, this issue was effective for arrangements with vendors initiated on or after January 1, 2003. The provisions of this consensus have been applied prospectively and are materially consistent with our existing accounting policy. Accordingly, the adoption of EITF 02-16 did not and will not have a material impact on our consolidated financial statements as a whole.

        In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which was later revised in December 2003, to expand upon and strengthen existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. Historically, a company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN 46, as revised and interpreted, changes that guidance by requiring a variable interest entity, as defined, to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosure about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after December 31, 2003 and to existing entities created before December 31, 2003 in the first fiscal year beginning after December 15, 2004. We have no variable interest entities created after December 31, 2003. We have evaluated the requirements of FIN 46 and do not expect any effect on our consolidated financial statements as a whole.

        In December 2003, the FASB issued Statement of Financial Accounting Standards No. 132 (revised), "Employers' Disclosures about Pensions and other Postretirement Benefits" ("SFAS 132R"). This standard prescribes employers' disclosures about pension plans and other postretirement benefit plans, but does not change the measurement of recognition of those plans. SFAS 132R retains and revises the disclosure requirements contained in the original standard. It also requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit costs of defined benefit pension plans and other postretirement benefit plans. For public companies, SFAS 132R is generally effective for fiscal years ending after December 15, 2003. The revised disclosure requirements are incorporated in note 9 to our consolidated financial statements found elsewhere in this prospectus.

Critical Accounting Policies

        Our consolidated financial statements and related public financial information are based on the application of accounting principles generally accepted in the United States ("GAAP"). GAAP requires the use of estimates, assumptions, judgments and subjective interpretations of accounting principles that have an impact on the assets, liabilities, revenue and expense amounts reported. These estimates can also affect supplemental information contained in our external disclosures including information regarding contingencies, risk and financial condition. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Valuations based on estimates are reviewed for reasonableness and conservatism on a consistent basis throughout our company. Actual results may differ from these estimates under different assumptions or conditions. See note 1 to our consolidated financial statements appearing elsewhere in this prospectus.

        Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially result in materially different results under different assumptions and conditions. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

Allowance for Doubtful Accounts

        We continuously monitor collections and payments from our customers. Allowances for doubtful accounts are maintained based on historical payment patterns, aging of accounts receivable and actual write-off history. We estimate losses resulting from the inability of our customers to make required payments. If the financial condition of our customers was to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The allowance for doubtful accounts balance was approximately $2.9 million and $2.5 million at March 31, 2004 and 2003, respectively.

Restructuring

        During the Fiscal Years 2004, 2003 and 2002, we established restructuring reserves for our print and premedia services segments. These reserves, for severance and other exit costs, required the use of estimates. Though management believes these estimates accurately reflect the costs of these plans, actual results may be different.

Contingencies

        We have established reserves for environmental and legal contingencies at both the operating and corporate levels. A significant amount of judgment and use of estimates is required to quantify our ultimate exposure in these matters. The valuation of reserves for contingencies is reviewed on a quarterly basis to assure that we are properly reserved. Reserve balances are adjusted to account for changes in circumstances for ongoing issues and the establishment of additional reserves for emerging issues. While we believe that the current level of reserves is adequate, changes in the future could impact these determinations.

Deferred Taxes

        We estimate our actual current tax expense together with our temporary differences resulting from differing treatment of items, such as fixed assets, for tax and accounting purposes. These temporary differences result in deferred tax assets and liabilities. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income or the reversal of existing taxable temporary differences and to the extent we believe that recovery is not likely, we must establish a valuation allowance. At March 31, 2004, we had a valuation allowance of $45.2 million established against our deferred tax assets. We considered changes in the allowance when calculating the tax provision in the statement of operations. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our deferred tax assets. As a result of changing circumstances, we may be required to record changes to the valuation allowance against our deferred tax assets in the future.

Contractual Obligations and Commercial Commitments

        The following table gives information about our existing material commitments under our indebtedness and contractual obligations, which excludes the effect of imputed interest:

		Payments Due By Period
Contractual Obligations
	Total	< 1 year	1-3 years	3-5 years	> 5 years
	(In thousands)
Long-term debt	$280,000	$—	$—	$—	$280,000
Capitalized lease obligations	18,298	4,144	8,071	5,879	204
Operating lease obligations (a)	13,637	3,571	5,907	2,583	1,576
Pension obligations (b)	8,777	8,777	—	—	—

Total contractual cash obligations	$320,712	$16,492	$13,978	$8,462	$281,780

(a)
Includes amounts due under an operating lease of a facility that was closed as part of the Fiscal Year 2002 restructuring plan. In our estimate of the related restructuring reserve, we have estimated that the facility will be fully subleased prior to the end of the contractual term of the lease.

(b)
Although we expect to make contributions to our pension plan in future years, those amounts cannot be estimated at this time. See note 9 to our consolidated financial statements appearing elsewhere in this prospectus.

        In the quarter ended December 31, 1997, we entered into multi-year contracts to purchase a portion of our raw materials to be used in our normal operations. In connection with such purchase agreements, pricing for a portion of our raw materials is adjusted for certain movements in market prices, changes in raw material costs and other specific price increases while purchase quantity levels are variable based upon certain contractual requirements and conditions. We are deferring certain contractual provisions over the life of the contracts, which are being recognized as the purchase commitments are achieved and the related inventory is sold. The amount deferred at March 31, 2004 is $49.6 million and is included within Other liabilities in our consolidated balance sheet. At March 31, 2004, we had no other significant contingent commitments. The following table gives information about our other commercial commitments:

		Commitment Due By Period
Other Commercial Commitments
	Total	< 1 year	1-3 years	3-5 years	> 5 years
	(In thousands)
Standby letters of credit	$30,579	$26,053	$—	$750	$3,776

        The standby letters of credit generally serve as collateral and generally are renewable quarterly pursuant to the terms of certain long-term arrangements.

Quantitative and Qualitative Disclosures About Market Risk

        Qualitative Information.    In the ordinary course of business, our exposure to market risks is limited as is described below. Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest and foreign currency exchange rates. Currently, we do not utilize derivative financial instruments such as forward exchange contracts, future contracts, options and swap agreements to mitigate such exposures.

        Interest rate risk for us primarily relates to interest rate fluctuations on variable rate debt.

        We have only one print facility outside the United States, in Canada, which is subject to foreign currency exchange rate risk; however, any fluctuations in net asset values as a result of changes in foreign currency exchange rates associated with activity at this one facility have been, and are expected to continue to be, immaterial to our company as a whole.

        Quantitative Information.    At March 31, 2004, we had only fixed rate debt approximating $280.0 million, excluding capital lease obligations. At March 31, 2003, we had fixed rate and variable rate debt (both excluding capitalized lease obligations) approximating $170.1 million and $39.2 million, respectively. The estimated fair value of our debt instruments, excluding capital lease obligations, at March 31, 2004 was $249.2 million, or $30.8 million less than the carrying value. The carrying values of such debt instruments approximated their estimated fair value as of March 31, 2003. At our March 31, 2004 borrowing levels, a 1% adverse change in interest rates would result in an approximate $15 million reduction in the fair value of our fixed rate debt. At our March 31, 2003 borrowing levels, a 1% adverse change in interest rates would have resulted in an immaterial effect on the fair value of our fixed rate debt and would have also had an immaterial impact on earnings and cash flows relating to our variable rate.

        The above market risk discussions are forward-looking statements of market risk assuming the occurrence of certain adverse market conditions. Actual results in the future may differ materially from those projected as a result of actual developments in the market.

BUSINESS

General

        We are one of the leading printers of advertising inserts and newspaper products in the United States developed from a business that commenced operations in 1926. We believe our success is a result of the strong and longstanding relationships that we have developed with our customers by providing high quality, on-time and consistent solutions and our national footprint, which provides distribution efficiencies and shorter turnaround times. Customers for our print services include approximately 205 national and regional retailers and approximately 170 newspapers.

        We are also one of the most technologically advanced providers of premedia services in the United States. Our premedia services segment provides our customers with a complete solution for the preparation and management of materials for printing, including the capture, manipulation, transmission and distribution of images.

  Advertising Inserts

        Our principal focus is on the printing of retail advertising inserts. In Fiscal Year 2004, retail advertising inserts accounted for 86% of our total print segment sales, and in Fiscal Year 2003 and Fiscal Year 2002, accounted for 87% of our total print segment sales.

        Customers in the advertising insert segment of the print industry, particularly large customers with a national presence, have increasingly demanded broader distribution capabilities, higher quality and greater flexibility from print service providers. This demand has resulted in the continued consolidation among printers within the industry. Heatset offset has become the dominant technology for printing advertising inserts due to its reliability, high print quality and flexibility. The industry is also experiencing increasing interest of newspapers to outsource their commercial printing, inserting and product mailings. As a result of these factors, we believe that the key factors for success in the advertising insert segment of the printing industry are price, quality, reliability, national presence and proximity to customers' target markets, as well as strong customer service capabilities that foster lasting relationships.

  Premedia Services

        Premedia services consist of a number of necessary steps in the production and management of materials for printing, including the design creation and capture, manipulation, transmission and distribution of images, the majority of which leads to the production of a four-color image in a format appropriate for use by printers.

        Unlike the advertising insert segment of the printing industry, the premedia services segment remains highly fragmented, with a large number of service providers and many in-house departments at larger retailers. We believe that premedia services are increasingly becoming a part of the total mix of services that print customers demand, and most of our major competitors in the print services segment offer premedia services. We believe that the key factors for success in the premedia services segment are the ability to provide comprehensive services, including both print services and managed premedia services, as well as technology leadership, which enhances customer loyalty and helps establish new print customer relationships.

Competitive Strengths

        We believe our continued success, strong customer relationships and leading market position are primarily the result of the following competitive strengths:

        Leading Provider of Print Solutions to Our Customers.    We believe our success in serving our customers results primarily from the strong relationships that we have developed with them by providing high quality print and premedia services solutions at competitive prices. We take a proactive approach in adapting our offerings to the specific needs of our customers. We also provide our print customers with comprehensive post-press services, such as mailing and freight management. In our premedia services segment, we believe that we are one of a small number of companies that can provide a full range of premedia services, and we use those capabilities to primarily support our print sales. We also manage 14 facilities for customers at their offices, which enable us to develop strong relationships with them. We believe that our commitment to technology leadership and our ability and willingness to customize and improve our solutions for our customers significantly enhance our ability to develop and maintain lasting relationships.

        Strong, Diverse Customer Base.    The core of our customer base consists of growing, national companies with whom we have strong, long-standing relationships. We also have a broad customer base consisting of geographically diverse companies in a wide variety of industries. We provide printing services to approximately 170 newspapers and approximately 205 national and regional retailers, including hardware and home improvement retailers such as The Home Depot, electronics and appliance retailers such as Best Buy, general merchandisers such as Wal-Mart, drug store chains, such as Eckerd, grocery chains such as Jewel Foods, and clothing retailers such as Kohl's Department Stores. None of these customers represent more than 10% of our sales. In addition, many of our print customers also use our premedia services. Overall, the customers of our premedia services segment are diverse and include large and medium-sized companies in the retail, publishing, catalog and packaging industries.

        High Quality Assets and Investments in Technology.    We believe that our 48 web heatset offset, nine flexographic and two coldset offset printing presses are generally among the most advanced in the industry. Through our comprehensive maintenance program, we are committed to extending the life and enhancing the reliability of these valuable assets. We also strive to incorporate new technology in our presses as it develops, and to acquire auxiliary equipment when needed, to improve our process controls and print quality, as well as to satisfy customer requirements. For example, our continued investment in pre-press, in-line and post-press technology has enabled us to both strengthen existing and develop new partnerships with our customers. In the premedia services segment, customers are continuously seeking ways to shorten their production cycles and reduce their costs. We believe that our equipment and software are among the most advanced available and position us well to address these requirements. We continuously strive to upgrade our equipment and integrate or develop more advanced software. For example, we offer a variety of solutions which provide our customers with better control of color, increased process control, shorter time to market and lower production costs.

        National Footprint.    In our print division, we believe our eight printing plants in the United States and one plant in Canada form a broad and efficient production and distribution network. These plants are located within convenient distribution distance of most major cities in the United States. Over the last two years, we have restructured our print operations. In Fiscal Year 2004, we consolidated our capacity with the related downsizing of one of our print facilities and in Fiscal Year 2003 we acquired five printing presses and repositioned seven other existing presses. These restructuring initiatives have enhanced our production and distribution network's flexibility, turnaround times and logistical capabilities, allowing us to better distribute print products nationally in a timely manner. These qualities have been and are instrumental to our continued success in serving our customers, whose demands are increasingly complex. For instance, a number of our national customers routinely use numerous versions of the same advertising insert, which are adapted by region of the country. By coupling the flexibility of our heatset offset presses with our national footprint and our logistical capabilities, we have become one of the few printers that can reliably meet the demands of large national and regional accounts. In our premedia services division, we believe that our six facilities allow us to provide strong customer service nationwide. They also provide us with access to highly skilled technical personnel, provide redundancy and extra capacity during peak periods and allow for short turnaround times.

        Competitive Cost Structure.    We believe that we are one of the lowest cost producers of retail advertising inserts, and we intend to continue to reduce our overall operating costs. In our print business, we have reduced and are continuing to work to reduce the variable and fixed costs of production at our print facilities. Over the last three years in our print segment, we have closed one print facility, consolidated our capacity including the related downsizing of another facility, and have reduced our headcount while increasing our overall capacity. We have also used our economies of scale to reduce the cost of raw materials and enter into long-term agreements with our suppliers. In our premedia services business, we have reduced and are continuing to reduce our operating expenses primarily through the application of certain digital premedia production methodologies, facility consolidation and continued cost containment.

        Strong Management Team.    The eight members of our senior management team collectively have approximately 105 years of service with us, and have worked together for us as a team for over ten years. Our management team maintains a sharp focus on our customers, growth, quality and continued cost reduction, resulting in a strong competitive position and a well-defined strategy for the future.

Our Strategy

        We are committed to enhancing the strong and longstanding relationships that we have with our existing customers and to building relationships with new customers by providing high quality, on-time and consistent solutions. As we work to meet our customers' needs we are also committed to further reducing our operating costs. More specifically, our strategy consists of:

        Growing Print Volumes Profitably through the Strength of our Customer Relationships.    A significant number of our major customers are growing companies. We are committed to growing with our existing customers and adding new accounts on a profitable basis. We will continue to focus on providing excellent customer service, high quality print and premedia services solutions and reliable delivery of materials, all of which strengthen our customer relationships. We are also actively pursuing long-term printing and premedia opportunities similar to arrangements we have recently executed with certain of our customers.

        Improving Customer and Service Mix.    We expect to continue to adjust the mix of our customers and services within our print segment. We consistently monitor our customer and service mix to optimize profitability and asset utilization. As part of this process, we target customers who have geographic and service needs that match our capabilities. This approach allows us to provide better service to our customers, while generating higher margins. Also as part of this process, we target accounts, such as grocery and drug store chains, that generate weekly, non-seasonal demand for retail advertising insert printing services and enable us to maximize the use of our equipment throughout the year. In our premedia services division, we continue to pursue large-scale managed service opportunities, where we can work on-site with our customers to prepare materials for press, foster strong long-term relationships and enhance sales of our print solutions. We will continue to focus on high value-added, new business opportunities, particularly large-scale projects that will enable us to utilize the full breadth of the services and technologies we offer.

        Continuing to Reduce Costs.    We have a disciplined approach to cost reductions that is implemented on a plant-by-plant basis, and we are aggressively working to further reduce costs in our manufacturing operations. Our cost reduction program includes savings resulting from various restructuring initiatives that we put into place over the past several years as well as numerous other specific cost reduction initiatives and efficiency improvements which have been implemented. In our premedia services business, our use of advanced technology, facility consolidation and continued cost containment initiatives will enable us to reduce our capital costs and improve our digital premedia workflow, which we expect to further enhance the productivity of our employees and reduce the overall cost structure in this segment. In addition, we are continually working to further reduce our selling, general and administrative expenses.

        Expanding our Printing Solutions through Disciplined Capital Expenditures.    We are committed to providing our customers with the solutions they need at competitive prices. We will continue to be proactive in adapting our offerings to the specific needs of our customers, but we will do so only through a disciplined program of capital expenditures. We will expand our production capacity through the careful addition of equipment when opportunities support such an expansion. In our premedia services segment, we believe that investments in new technology have allowed and will continue to allow us to better market our service offerings to existing and new customers, including customers in our print segment who increasingly use shared service offerings.

Print Segment

        Our print business, which accounted for approximately 89%, 90% and 88% of our sales in Fiscal Years 2004, 2003 and 2002, respectively, produces advertising inserts, comics and other publications.

        Advertising Inserts.    Retail advertising inserts accounted for 86% of print sales in Fiscal Year 2004 and 87% of print sales in Fiscal Years 2003 and 2002. We believe that we are one of the largest printers of retail advertising inserts in the United States. We print retail advertising inserts for approximately 205 retailers throughout the United States. Advertising inserts are preprinted advertisements, generally in color, that display products sold by a particular retailer or manufacturer, usually for a specific sale period. Advertising inserts are used extensively by many different retailers, including discount, department, supermarket, home center, drug and automotive stores. Inserts are an important and cost effective means of advertising for these merchants. Advertising inserts are primarily distributed through insertion in newspapers, but are also distributed by direct mail or in-store by retailers. As a result, advertising inserts are both time sensitive and seasonal.

        Comics.    Comics accounted for 8% of print sales in Fiscal Year 2004 and 7% of print sales in Fiscal Years 2003 and 2002. We believe that we are one of the largest printers of comics in the United States. Comics consist of Sunday newspaper comics, comic insert advertising and comic books. We print Sunday comics for approximately 170 newspapers in the United States and Canada and print a significant share of the annual comic book requirements of Marvel Entertainment Group, Inc.

        Other Publications.    Other publications, including local newspapers, TV guide listings and other publications, accounted for 6% of print sales in Fiscal Years 2004, 2003 and 2002.

        Print Production.    Our network of nine print plants in the United States and Canada is strategically well positioned to service our customers, providing us with distribution efficiencies and shorter turnaround times, two factors that we believe will allow our continuing success in servicing large national and regional accounts. There are primarily three printing processes used to produce advertising inserts and newspaper supplements: offset lithography (heatset and cold), rotogravure and flexography. We principally use heatset offset and flexographic web printing equipment in our print operations. Our printing equipment currently consists of 48 heatset offset presses, two coldset offset presses and nine flexographic presses, 56 of which we own. Most of our advertising inserts, publications and comic books are printed using the offset process, while substantially all of our Sunday newspaper comics and comic advertising inserts are printed using the flexographic process.

        In the heatset offset process, the desired printed images are distinguished chemically from the non-image areas of a metal plate. This process allows the image area to attract solvent-based ink, which is then transferred from the plate to a rubber blanket and then to the paper surface, which we also refer to as the web. Once printed, the web goes through an oven that evaporates the solvents from the ink, thereby setting the ink on the paper. In the cold offset process, inks are set by the absorption of solvents into the paper. Due to the drying process, the heatset offset process can be utilized on a wide variety of papers. Generally, heatset offset presses have the ability to provide a more colorful and attractive product than cold offset presses.

        The flexographic process differs from offset printing in that it utilizes relief image plates and water-based (as opposed to solvent-based) inks. The flexographic image area results from application of ink to the raised image surface on the plate, which is transferred directly to the paper. Once printed, the water-based inks are rapidly dried. Our flexographic printing generally can provide vibrant color reproduction at a lower cost than heatset offset printing. The strengths of flexography compared with the rotogravure and offset processes are faster press set-up times, reduced paper waste, reduced energy use and maintenance costs, and environmental advantages due to the use of water-based inks and the use of less paper. Faster press set-up times make the process particularly attractive to commercial customers with shorter runs and extensive product versioning.

        In addition to press capacity, certain equipment parameters are critical to competing in the advertising insert market, including cut-off length, folder capabilities and certain in-line and off-line finishing capabilities. Cut-off length is one of the determinants of the size of the printed page. Folder capabilities for advertising inserts must include a wide variety of page sizes, page counts and page layouts. Finally, some advertising inserts require gluing or stitching of the product, adding cards, trimming and numbering. These production activities generally are done in-line with the press to meet the expedited delivery schedules required by many customers. We believe that our mix and configuration of presses and press services, allows for efficient tailoring of printing services to customers' product needs.

        In combination with our national account status with the United States Postal Service and our experience in such areas as list services, addressing accuracy and postal service, we are able to offer distribution and mailing services that help to maximize the advertising impact and financial return for our customers.

Premedia Services Segment

        Our premedia services business accounted for approximately 11%, 10% and 12% of our Fiscal Years' 2004, 2003 and 2002 sales, respectively. We believe we are one of the largest full-service providers of premedia services in the United States (based upon revenues) and a technological leader in this industry. Our premedia services business commenced operations in 1975. We provide these services nationwide within our print plants, our six stand-alone service locations and through our managed services sites, which are premedia services facilities at a customer location.

        We assist customers in the capture, manipulation, transmission and distribution of images. The majority of this work leads to the production of a four-color image in a format appropriate for use by printers as well as other forms of media. We make page changes, including type changes, and combine digital page layout information with electronically captured and color-corrected four-color images. From these digital files, proofs, final corrections, and finally, four-color films or digital files are produced for each page. The final four-color films or digital files enable printers to prepare plates for each color resulting in the appearance of full color on the printed page generated. Our revenue from these traditional services is being supplemented by additional revenue sources including digital asset management, managed services, computer-to-plate services, creative services, conventional and digital photography, consulting and training services, multimedia and Internet services, and software and data-base management. We have been a leader in implementing these new technologies, which enables us to reduce unit costs and effectively service the increasingly complex demands of our customers more quickly than many of our competitors. We have also been one of the leaders in the integration of electronic page make-up, desktop computer-based design and layout, and digital cameras into premedia production. For example, we began offering our ColorSpace™ suite of services in Fiscal Year 2003, which provides our customers with better control of color, increased process control, shorter time to market and lower production costs.

Customers and Distribution

        Customers.    We sell our print products and services to a large number of customers, primarily retailers and newspapers. All of our products are produced in accordance with customer specifications. We perform approximately 49% of our print work, including the printing of retail advertising inserts, Sunday comics and comic books, under contracts ranging in term from one year to ten years. Many of the contracts automatically extend for one year unless there has been notice to the contrary from either of the contracting parties within a certain number of days before the end of any term. For the balance of our print work, we obtain varying time commitments from our customers ranging from job-to-job to annual allocations.

        Our premedia services customers consist of retailers, newspaper and magazine publishers, catalog sales organizations, printers, consumer products companies, packaging manufacturers, advertising agencies and direct mail advertisers. Our customers typically have a need for high levels of technical expertise, short turnaround times and responsive customer service. In addition to our historical regional customer base, our premedia services business is increasingly focused on larger, national accounts that have a need for a broad range of fully integrated services and communication capabilities requiring leading edge technology.

        The print and premedia services businesses have historically had certain common customers and our ability to cross-market is an increasingly valuable tool as computer-to-plate, regional versioning, electronic digital imaging, managed services and speed to market become more important to our customers. We believe cross-marketing enables us to provide more comprehensive solutions for our customers' premedia and printing needs.

        No single customer accounted for sales in excess of 10% of our consolidated sales in Fiscal Year 2004. Our top ten customers accounted for approximately 48% of our consolidated sales in Fiscal Year 2004.

        Distribution.    We distribute our print products primarily by truck to customer-designated locations (primarily newspapers and customer retail stores) and via mail. Distribution costs are generally paid by the customer, and most shipping is by common carrier. Our premedia services business generally distributes its products via electronic transmission, overnight express, or other methods of personal delivery.

Sales and Marketing

        Our print and premedia services divisions each have their own highly skilled sales forces that work together to maximize our sales leverage by offering our customers multiple solutions utilizing the products and services of both our print and premedia services divisions. Each sales force is trained in the specific requirements of the market it serves to further allow us to maximize our sales success and works closely with our customers to help them successfully market their products.

        Our print division employs approximately 30 sales professionals who are divided into two regions, the south and east region and the north and west region. These groups all specialize in the retail, newspaper and comic book markets. The premedia services division employs approximately 20 sales professionals who focus in the retail and commercial, publications and catalog, and packaging markets.

Competition

        Commercial printing in the United States is a large, highly fragmented, capital-intensive industry and we compete with numerous national, regional and local printers. We believe that our largest competitors are Vertis, Inc. and Quebecor World Inc., and to a lesser degree, R. R. Donnelley & Sons Company. A trend of industry consolidation in recent years can be attributed to customer preferences for larger printers with a greater range of services, capital requirements and competitive pricing pressures. We believe that competition in the print business is based primarily on quality and service at a competitive price.

        Our premedia services segment competes with numerous premedia services firms on both a national and regional basis. The industry is highly fragmented, primarily consisting of smaller local and regional companies, with only a few national full-service premedia services companies such as us, none of which has a significant nationwide market share.

Raw Materials

        The primary raw materials used in our print business are paper and ink. We purchase most of our ink and related products under long-term ink supply contracts. Raw materials used in our premedia services processes include digital media, limited film usage and proofing substrate materials. In both of our business segments, there is an adequate supply of the necessary materials available from multiple vendors. We are not dependent on any single supplier and have had no significant problems in the past obtaining necessary raw materials.

Seasonality

        Some of our print and premedia services business is seasonal in nature, particularly those revenues that are derived from advertising inserts. Generally, our sales from advertising inserts are highest during the following advertising periods: the Spring advertising season from March to May, the Back-to-School advertising season from July to August, and the Thanksgiving/Christmas advertising season from October to December. Sales of Sunday newspaper comics are not subject to significant seasonal fluctuations. Our strategy includes and will continue to include the mitigation of the seasonality of our print business by increasing our sales to customers whose own sales are less seasonal, such as food and drug companies, and who utilize advertising inserts more frequently.

Backlog

        Because our print and premedia services products are required to be delivered soon after final customer orders are received, we do not experience any backlog of unfilled customer orders.

Our Employees

        As of May 31, 2004, we had a total of approximately 2,250 employees. Approximately 150 employees are represented by a collective bargaining agreement. We consider our relations with our employees to be excellent.

Governmental and Environmental Regulations

        We are subject to regulation under various federal, state and local laws relating to employee safety and health, and to the generation, storage, transportation, disposal and emission into the environment of hazardous substances. We believe that we are in material compliance with such laws and regulations. Although compliance with such laws and regulations in the future is likely to entail additional capital expenditures, we do not anticipate that such expenditures will be material. See "Legal Proceedings—Environmental Matters" appearing elsewhere in this prospectus.

Properties

        We operate in 15 locations in 11 states and Canada. We own seven print plants in the United States and one in Canada and lease one print plant in the United States. Our premedia services business has six stand-alone production locations, all of which are leased. The premedia services division also operates premedia services facilities on the premises of several of our customers. In addition, we maintain one small executive office in Connecticut and our headquarters facility in Brentwood, Tennessee, both of which are leased. We believe that our plants and facilities are adequately equipped and maintained for present and planned operations.

Legal Proceedings

        We have been named as a defendant in several legal actions arising from our normal business activities. In the opinion of management, any liabilities that may arise from such actions will not, individually or in the aggregate, have a material adverse effect on our financial condition or results of operations.

        Environmental Matters.    Graphics, together with over 300 other persons, was designated by the U. S. Environmental Protection Agency as a potentially responsible party, or a PRP under the Comprehensive Environmental Response Compensation and Liability Act, which we refer to as CERCLA or Superfund, at a solvent recovery operation that closed in 1989. Although liability under CERCLA may be imposed on a joint and several basis and our ultimate liability is not precisely determinable, the PRPs have agreed in writing that Graphics' share of removal costs is approximately 0.583%; therefore we believe that our share of the anticipated remediation costs at such site will not be material to our business or consolidated financial statements as a whole.

        Graphics received written notice, dated May 10, 2004, of its potential liability in connection with the Gibson Environmental Site at 2401 Gibson Street, Bakersfield, California. Gibson Environmental, Inc. operated the (six acre) Site as a storage and treatment facility for used oil and contaminated soil from June 1987 through October 1995. Graphics received the notice and a Settlement Offer from LECG, a consultant representing approximately 60 companies comprising the Gibson Group Trust. We have begun our investigation into this matter but we believe our potential liability in connection with this Site will not be material to our business or financial statements as a whole.

        Based upon an analysis of Graphics' volumetric share of waste contributed to these sites, we maintain a reserve of approximately $0.1 million in connection with these liabilities in our consolidated balance sheet at March 31, 2004. We believe this amount is adequate to cover such liabilities.

MANAGEMENT

Directors and Executive Officers

        The following table provides certain information about each of the current directors and executive officers of Holdings and Graphics (ages as of March 31, 2004). All directors hold office until their successors are duly elected and qualified.

Name	Age	Position with Graphics and/or Holdings
Stephen M. Dyott	52	Chairman, President, Chief Executive Officer and Director
Timothy M. Davis	49	Senior Vice President/Administration, Secretary and General Counsel
Patrick W. Kellick	46	Senior Vice President/Chief Financial Officer and Assistant Secretary
Stuart R. Reeve	40	President, New Business Development
Larry R. Williams	63	Executive Vice President, Purchasing of Graphics
Kathleen A. DeKam	43	President of American Color
Angela C. Marshall	41	Corporate Controller/Chief Accounting Officer
Eric T. Fry	37	Director
Michael C. Hoffman	41	Director
Hwan-Yoon Chung	30	Director

        Stephen M. Dyott has been the Chairman and Chief Executive Officer of Graphics and Holdings since September 1996, President of Holdings since February 1995, President of Graphics since 1991 and Director of Graphics and Holdings since September 1994. Mr. Dyott was Chief Operating Officer of Holdings from February 1995 to September 1996 and Chief Operating Officer of Graphics from 1991 to September 1996. Prior to joining Graphics, Mr. Dyott was the Vice President and General Manager—Flexible Packaging of American National Can Company ("ANCC") from 1988 to 1991 and the Vice President and General Manager—Tube Packaging of ANCC from 1985 to 1987.

        Timothy M. Davis has been the Senior Vice President/Administration, Secretary and General Counsel of Holdings and Graphics since 1989. Prior to joining Holdings and Graphics, Mr. Davis was the Assistant General Counsel of MacMillan, Inc., counsel to affiliates of Maxwell Communication Corporation North America from January 1989 to June 1989 and an attorney in private practice from 1981 to 1989.

        Patrick W. Kellick has been the Senior Vice President and Chief Financial Officer of Holdings and Graphics since 2002 and Assistant Secretary of Holdings and Graphics since 1995. Prior to 2002, Mr. Kellick was the Senior Vice President/Corporate Controller of Holdings and Graphics from 1997 to 2002, Vice President/Corporate Controller of Holdings and Graphics from 1989 to 1997 and Corporate Controller of Graphics from 1987 to 1989. Prior to joining Holdings and Graphics, he served in various financial positions with Williams Precious Metals (a division of Brush Wellman, Inc.) from 1984 to 1987, including Chief Financial Officer from 1986 to 1987 and was an Auditor with KPMG from 1979 to 1984.

        Stuart R. Reeve has been the President, New Business Development since 2003. Prior to 2003, Mr. Reeve served as President, Retail and Newspaper Services of Graphics from 2002 to 2003, Executive Vice President, Operations of Graphics from 1999 to 2002, Executive Vice President Sales and Marketing of Graphics from 1997 to 1999, Senior Vice President Commercial Sales of Graphics from 1995 to 1997, Vice President Sales—Midwest of Graphics from 1994 to 1995, Vice President Sales—West of Graphics from 1991 to 1994 and as a Sales Executive of Graphics from 1989 to 1991.

        Larry R. Williams has been the Executive Vice President, Purchasing of Graphics since 1997. Prior to 1997, Mr. Williams served as Senior Vice President—Purchasing, Marketing and Newspaper Sales of Graphics from 1996 to 1997 and Senior Vice President of Purchasing/Transportation of Graphics from 1993 to 1996. Prior to joining Holdings and Graphics, he was an Independent Management Consultant from 1992 to 1993 and Senior Vice President, Operations Support for Ryder Systems from 1990 to 1992.

        Kathleen A. DeKam has been the President of American Color Print and Premedia since 2004. Prior to 2004, Ms. DeKam was the President of American Color Premedia from 1998 to 2004, Vice President of Human Resources of American Color Premedia from 1996 to 1998, Director of Human Resources of American Color Premedia from 1995 to 1996 and Manager of Human Resources for various print plants of Graphics from 1986 to 1995.

        Angela C. Marshall has been the Corporate Controller of Holdings and Graphics since 2002. Prior to 2002, Ms. Marshall was the Assistant Corporate Controller of Holdings and Graphics from 1999 to 2002, Director of Corporate Accounting and Financial Reporting of Graphics from 1998 to 1999 and Financial Reporting Manager of Graphics from 1994 to 1998. Prior to joining Graphics, she was the Manager of Financial Controls of Berol Corporation from 1993 to 1994, Corporate Controller of QSC Finishing, Inc. from 1990 to 1993, Controller of Maryland Farms Development Company from 1988 to 1990 and an Auditor with KPMG from 1984 to 1988.

        Eric T. Fry has been a Director of Graphics and Holdings since 1996. Mr. Fry is a Managing Director of Morgan Stanley Capital Partners. He joined Morgan Stanley & Co. Incorporated initially in 1989 and is currently a Managing Director of Morgan Stanley & Co. Incorporated. He is also a Director of Cross Country Healthcare, Inc., EnerSys Inc., Direct Response Corporation, Homesite Group, LifeTrust America, Vanguard Health Systems and The Underwriter Group Limited.

        Michael C. Hoffman has been a Director of Graphics and Holdings since 2003. Mr. Hoffman is a Managing Director of Morgan Stanley Capital Partners. He joined Morgan Stanley & Co. Incorporated in 1986 and worked in the firm's Strategic Planning Group prior to joining Morgan Stanley Capital Partners in 1990. He is also a Director of Aventine Renewable Energy.

        Hwan-Yoon Chung has been a Director of Graphics and Holdings since 2004. Mr. Chung is an Executive Director of Morgan Stanley Capital Partners. He joined Morgan Stanley Capital Partners in 1998. Prior to joining Morgan Stanley Capital Partners, he was an Associate in the Restructuring and Reorganization Group at the Blackstone Group L.P.

        Morgan Stanley and Morgan Stanley Capital Partners have announced that a team of investment professionals from Morgan Stanley Capital Partners, led by Howard Hoffen and senior members of the Capital Partners group including Messrs. Fry, Hoffman and Chung, will establish a new independent private equity firm, Metalmark Capital LLC, to manage Morgan Stanley Capital Partners III and certain of its related funds on a sub-advisory basis. Subject to certain regulatory approvals, this sub-advisory relationship is expected to commence in the third quarter of 2004.

Summary Compensation Table

        The following table presents information concerning compensation for services to Holdings and Graphics during Fiscal Years 2004, 2003 and 2002 of the Chief Executive Officer and the four other most highly compensated executive officers who we refer to as the Named Executive Officers of Holdings and/or Graphics.

Summary Compensation Table

Long-Term Compensation
		Annual Compensation					Awards		Payouts
Name and Principal Position	Period	Salary		Bonus		Other Annual Compensation	Restricted Stock Award(s)	Securities Underlying Options/ SARs (#)	LTIP Payouts(a)	All Other Compensation
Stephen M. Dyott Chairman, President, Chief Executive Officer & Director	Fiscal Year 2004 Fiscal Year 2003 Fiscal Year 2002	$ $ $	575,000 575,000 575,000	$ $ $	325,000 425,000 700,000	— — —	— — —	— — —	$2,362,797 — —	— — —
Larry R. Williams Executive Vice President, Purchasing of Graphics	Fiscal Year 2004 Fiscal Year 2003 Fiscal Year 2002	$ $ $	350,000 350,000 350,000	$ $ $	50,000 200,000 175,000	— — —	— — —	— — —	— — —	— — —
Stuart R. Reeve President, New Business Development	Fiscal Year 2004 Fiscal Year 2003 Fiscal Year 2002	$ $ $	350,000 350,000 300,000	$ $ $	50,000 50,000 200,000	— — —	— — —	— 360 —	— — —	— — —
Timothy M. Davis Senior Vice President/Administration, Secretary & General Counsel	Fiscal Year 2004 Fiscal Year 2003 Fiscal Year 2002	$ $ $	295,000 295,000 295,000	$ $ $	100,000 125,000 200,000	— — —	— — —	— — —	$712,076 — —	— — —
Patrick W. Kellick Senior Vice President, Chief Financial Officer & Assistant Secretary	Fiscal Year 2004 Fiscal Year 2003 Fiscal Year 2002	$ $ $	265,000 242,769 215,000	$ $ $	100,000 75,000 120,000	— — —	— — —	— — —	$219,377 — —	— — —

(a)
Represents a gain recognized from the cancellation of all outstanding options to purchase shares of preferred stock of Holdings held by certain key officers as a part of the 2003 Recapitalization (see note 6 to our consolidated financial statements appearing elsewhere in this prospectus).

        The following table presents information concerning the options granted to the Named Executive Officers during the last fiscal year.

Option/SAR Grants in Last Fiscal Year

	Individual Grants				Alternative To (f) and (g) Grant Date Value
Name	Number of Securities Underlying Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Fiscal Year 2004	Exercise or Base Price ($/sh)	Expiration Date	Grant Date Present Value ($)
Common Stock Option Plans
None

        The following table presents information concerning the fiscal year-end value of unexercised stock options held by the Named Executive Officers.

Aggregated Option/SAR Exercises in Last Fiscal Year
and Fiscal Year-End Option/SAR Values

	Shares Acquired on Exercise (#)	Value Realized($)	Number of Securities Underlying Unexercised Options/SARs at 3/31/04 Exercisable/ Unexercisable (#)	Value of Unexercised In-the-Money Options/ SARs at 3/31/04 Exercisable/Unexercisable ($)
Common Stock Option Plans(a)
Stephen M. Dyott	—	—	0/0	(a	)
Larry R. Williams	—	—	0/0	(a	)
Stuart R. Reeve	—	—	200.25/470.25	(a	)
Timothy M. Davis	—	—	0/0	(a	)
Patrick W. Kellick	—	—	225.00/900.00	(a	)

(a)
Holdings' common stock has not been registered or publicly traded and, therefore a public market price of the stock is not available. At March 31, 2004 we believe the fair market value to be $0 per share of Common Stock.

Pension Plan

        Graphics sponsors the American Color Graphics, Inc. Salaried Employees' Pension Plan (the "Pension Plan"), a defined benefit pension plan covering full-time salaried employees of Graphics who had at least one year of service as of December 31, 1994.

        In October 1994, the Board of Directors approved an amendment to the Pension Plan that resulted in the freezing of additional defined benefits for future services under such plan effective January 1, 1995 (see note 9 to our consolidated financial statements appearing elsewhere in this prospectus).

        At March 31, 2004, all of the Named Executive Officers had vested in the Pension Plan. At March 31, 2004, the Named Executive Officers had the following amounts of credited service (original hire date through January 1, 1995) and annual benefit payable upon retirement at age 65 under the Pension Plan: Stephen M. Dyott (3 years, 3 months; $8,220), Larry R. Williams (1 year, 5 months;

$3,192), Stuart R. Reeve (5 years, 4 months; $9,185), Timothy M. Davis (5 years, 5 months; $11,700) and Patrick W. Kellick (6 years, 5 months; $11,456).

        The basic benefit payable under the Pension Plan is a five-year certain single life annuity equivalent to (a) 1% of a participant's "final average monthly compensation" plus (b) 0.6% of a participant's "final average monthly compensation" in excess of 40% of the monthly maximum Social Security wage base in the year of retirement multiplied by years of credited service (not to exceed 30 years of service). For purposes of the Pension Plan, "final average compensation" (which, for the Named Executive Officers, is reflected in the salary and bonus columns of the Summary Compensation Table) means the average of a participant's five highest consecutive calendar years of total earnings (which includes bonuses) from the last 10 years of service. The maximum monthly benefit payable from the Pension Plan is $5,000.

        The basic benefit under the Pension Plan is payable upon completion of five years of vesting service and retirement on or after attaining age 65. Participants may elect early retirement under the Pension Plan upon completion of five years of vesting service and the attainment of age 55, and receive the basic benefit reduced by 0.4167% for each month that the benefit commencement date precedes the attainment of age 65. A deferred vested benefit is available to those participants who separate from service before retirement provided the participant has at least five years of vesting service.

Supplemental Executive Retirement Plan

        In October 1994, we approved a new Supplemental Executive Retirement Plan, which is a defined benefit plan and currently includes the Named Executive Officers, two other executives and one former executive. The plan provides for a basic annual benefit payable upon completion of five years vesting service (April 1, 1994 through March 31, 1999 for Messrs. Dyott, Williams, Davis and Kellick and July 1, 1997 through June 30, 2002 for Messr. Reeve) and retirement on or after attaining age 65, or the present value of such benefit at an earlier date under certain circumstances. At March 31, 2004, the Named Executive Officers have the following basic annual benefit payable under this plan at age 65:

Stephen M. Dyott	$100,000
Larry R. Williams	$50,000
Stuart R. Reeve	$50,000
Timothy M. Davis	$75,000
Patrick W. Kellick	$50,000

        Such benefits will be paid from our assets (see note 9 to our consolidated financial statements appearing elsewhere in this prospectus).

Compensation of Directors

        Directors of Holdings and Graphics do not receive a salary or an annual retainer for their services but are reimbursed for expenses incurred with respect to such services.

Employment Agreements

        On October 19, 1998, Graphics entered into an employment agreement with Stephen M. Dyott, which we refer to as the Dyott Employment Agreement, which replaced the agreement entered into by Graphics and Mr. Dyott on April 3, 1993. The Dyott Employment Agreement has an initial term of three years. The term under the Dyott Employment Agreement is automatically extended for one-year periods absent at least one year's written notice of an intent by either party not to renew. The Dyott Employment Agreement provides for the payment of an annual salary, annual bonus and all other employee benefits and perquisites made available to Graphics' senior executives generally.

        Under the Dyott Employment Agreement, if the employee's employment is terminated by Graphics "without cause" ("cause", as defined in the Dyott Employment Agreement, means a material breach by the employee of his obligations under the Dyott Employment Agreement; continued failure or refusal of the employee to substantially perform his duties to Graphics; a willful and material violation of Federal or state law applicable to Graphics or the employee's conviction of a felony or perpetration of a common law fraud; or other willful misconduct that is injurious to Graphics) or by the employee for "good reason" (which, as defined in the Dyott Employment Agreement, means a decrease in base pay or a failure by Graphics to pay material compensation due and payable; a material diminution of the employee's responsibilities or title; a material change in the employee's principal employment location; or a material breach by Graphics of a material term of the Dyott Employment Agreement), the employee will be entitled to a pro rata portion of the bonus for the year employment was terminated payable at the time bonuses are generally paid and salary continuation payments (and certain other benefits) for a period of three years beginning on the date of termination. The Dyott Employment Agreement contains confidentiality obligations that survive indefinitely, non-solicitation obligations that end on the second anniversary of the date employment has ceased and non-competition obligations that end on the third anniversary of the date employment has ceased.

        Graphics is also party to an employment agreement dated as of September 1, 1995, with Larry R. Williams, which provides for an annual salary, annual bonus and all other employee benefits and perquisites made available to Graphics' senior executives generally. The term of Mr. William's agreement provided for an initial period of two years with one year automatic extensions. Such agreement also provides that in the event the employee's employment is terminated by Graphics without "cause", as defined above, or by the employee for "good reason", as defined above, the employee will be entitled to base salary continuation for two years following termination. The employment agreement contains confidentiality obligations that survive indefinitely and non-solicitation and non-competition obligations that end on the second anniversary of the date employment has ceased.

        On August 1, 1999, Graphics entered into a severance agreement with Stuart R. Reeve which provides that in the event the employee's employment is terminated by Graphics without "cause", as defined above (but also including as "cause" competition with Graphics), or by the employee for "good reason", as defined above, the employee will be entitled to a pro rata portion of the bonus for the year employment was terminated payable at the time bonuses are generally paid and salary and benefit continuation for two years following termination. Such base salary payments will be reduced, after the first twelve months from the date of termination, to the extent the employee receives compensation from another employer. The severance agreement contains confidentiality obligations that survive indefinitely and non-solicitation and non-competition obligations that end on the second anniversary of the date employment has ceased.

        On July 15, 1998, Graphics entered into a severance agreement with Timothy M. Davis which provides that in the event the employee's employment is terminated by Graphics without "cause", as defined above (but also including as "cause" competition with Graphics), or by the employee for "good reason", as defined above, the employee will be entitled to a pro rata portion of the bonus for the year employment was terminated payable at the time bonuses are generally paid and salary and benefit continuation for three years following termination. The severance agreement contains confidentiality obligations that survive indefinitely and non-solicitation and non-competition obligations that end on the third anniversary of the date employment has ceased.

        Graphics is also party to a severance agreement dated as of October 3, 1996, with Patrick Kellick, which provides that in the event the employee's employment is terminated by Graphics without "cause", as defined above (but also including as "cause" competition with Graphics), or by the employee for "good reason", as defined above, the employee will be entitled to a pro rata portion of the bonus for the year employment was terminated payable at the time bonuses are generally paid and the employee will be entitled to salary and benefit continuation for two years following termination. Such salary payments will be reduced to the extent the employee receives compensation from another employer. The severance agreement contains confidentiality obligations that survive indefinitely and non-solicitation and non-compete obligations that end on the second anniversary of the date employment ceased.

Compensation Committee Interlocks and Insider Participation in Compensation Decisions

        We do not maintain a formal compensation committee. Stephen M. Dyott sets compensation in conjunction with the Board of Directors.

Repriced Options

        During Fiscal Year 1998, certain common stock option agreements were modified to reprice options previously granted with a $50 exercise price to a $.01 exercise price. Based upon the Board of Directors determination, the new exercise price was not less than the fair market value of such options. See note 11 to our consolidated financial statements appearing elsewhere in this prospectus. The following table presents information concerning all repricing of options and SARs held by any executive officer during the last ten completed fiscal years.

Ten Year Option/SAR Repricings

Name	Date	Number of Securities Underlying Options/SARs Repriced or Amended (#)	Market Price of Stock at Time of Repricing or Amendment ($)	Exercise Price at Time of Repricing ($)	New Exercise Price ($)	Length of Original Option Term Remaining at Date of Repricing or Amendment
Stephen M. Dyott Chairman, President, Chief Executive Officer & Director	01/16/98 01/16/98 01/16/98 01/16/98	1,761 380 859 2,300	— — — —	50 50 50 50	.01 ..01 ..01 ..01	8 yrs. 6 mo. 7 yrs. 6 mo. 6 yrs. 5 mo. 5 yrs. 0 mo.
Larry R. Williams Executive Vice President, Purchasing of Graphics	01/16/98 01/16/98	125 526	— —	50 50	..01 ..01	8 yrs. 6 mo. 6 yrs. 5 mo.
Stuart R. Reeve President, New Business Development	01/16/98 01/16/98 01/16/98	91 140 420	— — —	50 50 50	..01 ..01 ..01	8 yrs. 6 mo. 7 yrs. 6 mo. 6 yrs. 5 mo.
Timothy M. Davis Senior Vice President/Administration, Secretary & General Counsel	01/16/98 01/16/98 01/16/98	290 535 255	— — —	50 50 50	..01 ..01 ..01	8 yrs. 6 mo. 6 yrs. 5 mo. 5 yrs. 0 mo.
Patrick W. Kellick Senior Vice President, Chief Financial Officer & Assistant Secretary	01/16/98 01/16/98	257 105	— —	50 50	..01 ..01	8 yrs. 6 mo. 6 yrs. 5 mo.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

        The following table sets forth information, as of March 31, 2004, concerning the persons having beneficial ownership of more than five percent of the capital stock of Holdings and the beneficial ownership thereof by each director and Named Executive Officer of Holdings and by all directors and executive officers of Holdings as a group. Each holder below has sole voting power and sole investment power over the shares designated below.

Name	Shares of Holdings Common Stock	Percent of Class
The Morgan Stanley Leveraged Equity Fund II, L.P. 1585 Broadway New York, NY 10036	59,450.0	37.1
MSCP III Entities(a) 1585 Broadway New York, NY 10036	23,333.0	14.6
First Plaza Group Trust c/o Mellon Bank, N.A. 1 Mellon Bank Center Pittsburgh, PA 15258	17,000.0	10.6
Directors and Named Executive Officers:
Stephen M. Dyott	14,970.0	9.4
Larry R. Williams	1,809.0	1.1
Stuart R. Reeve (b)	2,430.0	1.5
Timothy M. Davis	3,618.0	2.3
Patrick W. Kellick(c)	2,034.0	1.3
Eric T. Fry	—	—
Michael C. Hoffman	—	—
Hwan-Yoon Chung	—	—
All directors and executive officers as a Group (9 persons, including Messrs. Dyott, Williams, Reeve, Davis and Kellick)(d)	26,895.0	16.7

(a)
Includes Morgan Stanley Capital Partners III, L.P., Morgan Stanley Capital Investors, L.P. and MSCP III 892 Investors, L.P.

(b)
Includes 290 common stock options exercisable within 60 days.

(c)
Includes 225 common stock options exercisable within 60 days.

(d)
Includes 1,142 common stock options exercisable within 60 days.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Relationship With Morgan Stanley

        The MSCP Funds are affiliated with entities that beneficially own approximately 51.7% of the outstanding shares of common stock of Holdings. Morgan Stanley Senior Funding, Inc., an affiliate of Morgan Stanley, received interest payments for the fiscal year ended March 31, 2004 based on its participation during the course of the year related to the old bank credit agreement. As part of the 2003 Recapitalization, $4.9 million was paid to affiliates of Morgan Stanley for the services they performed in conjunction with the New Revolving Credit Facility and the original private placement of the outstanding notes.

        Morgan Stanley and Morgan Stanley Capital Partners have announced that a team of investment professionals from Morgan Stanley Capital Partners, led by Howard Hoffen and senior members of the Capital Partners group including Messrs. Fry, Hoffman and Chung, will establish a new independent private equity firm, Metalmark Capital LLC, to manage Morgan Stanley Capital Partners III and certain of its related funds on a sub-advisory basis. Subject to certain regulatory approvals, this sub-advisory relationship is expected to commence in the third quarter of 2004.

Stockholders' Agreement

        Holdings, the MSCP Funds and other stockholders of Holdings entered into an amended and restated stockholders' agreement, dated as of August 14, 1995 as subsequently amended as of January 16, 1998. The stockholders' agreement gives the MSCP Funds the right to designate a director of Holdings and gives certain minority stockholders not affiliated with us the right to designate a director of Holdings. The stockholders' agreement contains rights of first refusal with regard to the issuance by Holdings of equity securities and sales by the stockholders of equity securities of Holdings owned by them, specified tag along and drag along provisions and registration rights. The stockholders' agreement also restricts our ability to enter into affiliate transactions unless the transaction is fair and reasonable, with terms no less favorable to us than if the transaction was completed on an arm's length basis.

Tax Sharing Agreement

        Holdings and Graphics are parties to an amended and restated tax sharing agreement effective July 27, 1989. Under the terms of the agreement, Graphics (whose income is consolidated with that of Holdings for U. S. federal income tax purposes) is liable to Holdings for amounts representing U. S. federal income taxes calculated on a "stand-alone basis". Each year Graphics pays to Holdings the lesser of (a) Graphics' U. S. federal tax liability computed on a stand-alone basis and (b) its allocable share of the U. S. federal tax liability of the consolidated group. Accordingly, Holdings is not currently reimbursed for the separate tax liability of Graphics to the extent Holdings' losses reduce consolidated tax liability. Reimbursement for the use of such Holdings' losses will occur when the losses may be used to offset Holdings' income computed on a stand-alone basis. Graphics has also agreed to reimburse Holdings in the event of any adjustment (including interest or penalties) to consolidated income tax returns based upon Graphics' obligations with respect thereto. No reimbursement obligation currently exists between Graphics and Holdings. Also under the terms of the tax sharing agreement, Holdings has agreed to reimburse Graphics for refundable U. S. federal income tax equal to an amount which would be refundable to Graphics had Graphics filed separate U. S. federal income tax returns for all years under the agreement. Graphics and Holdings have also agreed to treat foreign, state and local income and franchise taxes for which there is consolidated or combined reporting in a manner consistent with the treatment of U.S. federal income taxes as described above.

Transactions With Management and Others

        In conjunction with the 2003 Recapitalization (see note 6 to our consolidated financial statements appearing elsewhere in this prospectus), we repurchased and currently retired, all 5,223 outstanding shares of preferred stock of Holdings. Of the total number of shares repurchased and retired, approximately 23 shares belonged to Stephen M. Dyott and were repurchased for approximately $0.2 million. This resulted in a loss to Messr. Dyott as he originally purchased the shares for approximately $0.3 million.

DESCRIPTION OF OTHER INDEBTEDNESS

        The following description of certain of our indebtedness is qualified in its entirety by reference to the relevant credit facility, indenture and related documents governing the debt.

New Revolving Credit Facility

        Graphics entered into a new five-year $70 million asset-based senior secured revolving credit facility. Amounts available under this facility, as amended, are subject to a borrowing base limitation based on certain percentages of eligible accounts receivable, eligible inventory and the appraised value of eligible machinery and equipment and real estate, subject to certain limitations, maturing on July 3, 2008, including a letter of credit sub-facility of up to $40 million.

        The New Revolving Credit Facility is guaranteed by Holdings and is secured by substantially all of Graphics' real and personal property, including, without limitation, the capital stock of Graphics and the capital stock of Graphics' subsidiaries and Graphics' leasehold interest in its leased plant in Pittsburg, California (but excluding all of Graphics' other leasehold interests).

        Amounts outstanding under the New Revolving Credit Facility, as amended, bear interest at a rate equal to, at our option, (a) an alternate base rate, plus an applicable margin of 2.00%, or (b) a reserve adjusted LIBOR rate, plus an applicable margin of 3.00%. The applicable margins under both rate structures are subject to periodic downward adjustment based upon the attainment of certain fixed charge coverage ratios.

        The New Revolving Credit Facility, as amended, contains customary affirmative and negative covenants, including but not limited to:

  •
  a minimum fixed charge coverage ratio requirement; and

  •
  limitations on acquisitions and investments, new subsidiaries, uses of proceeds, indebtedness, liens, dividends and distributions, prepayments of certain indebtedness, affiliate transactions, loans, asset dispositions and Holdings' business operations.

        The New Revolving Credit Facility contains customary events of default.

DESCRIPTION OF THE NOTES

        The notes (the "Notes") will be issued pursuant to the Indenture, dated as of July 3, 2003, among Graphics, as issuer, Holdings, as guarantor, and The Bank of New York, as trustee. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939.

        The following is a summary of the material provisions of the Indenture but does not restate the Indenture in its entirety. You can find the definitions of certain capitalized terms used in the following summary under the subheading "—Definitions". We urge you to read the Indenture because it, and not this description, defines your rights as holders of the Notes. A copy of the Indenture is available upon request from Graphics. For purposes of this "Description of the Notes", the term "Graphics" means American Color Graphics, Inc. and "Holdings" means ACG Holdings, Inc., in each case including its successors under the Indenture and excluding its subsidiaries.

General

        The Notes are unsubordinated obligations of Graphics, initially limited to $280 million aggregate principal amount, and are secured by second priority liens, subject to certain exceptions, on the Collateral as described below under "—Collateral". The Notes will mature on June 15, 2010. Subject to the covenants described below under "—Covenants" and applicable law, Graphics may issue additional Notes, which we refer to as the Additional Notes, under the Indenture. The Notes and any Additional Notes would be treated as a single class for all purposes under the Indenture.

        Each Note will initially bear interest at the rate per annum shown on the cover page of this prospectus from the last date on which interest was paid on the outstanding notes. Interest on the Notes will be payable semiannually on June 15 and December 15 of each year, commencing December 15, 2003. Interest will be paid to Holders of record at the close of business on the June 1 or December 1 immediately preceding the Interest Payment Date. Interest is computed on the basis of a 360-day year of twelve 30-day months.

        The Notes may be exchanged or transferred at the office or agency of Graphics in The Borough of Manhattan, The City of New York. Initially, the corporate trust office of the Trustee at 101 Barclay Street, New York, New York 10286 will serve as such office. If you give Graphics wire transfer instructions, Graphics will pay all principal, premium and interest on your Notes in accordance with your instructions. If you do not give Graphics wire transfer instructions, payments of principal, premium and interest will be made at the office or agency of the paying agent, which will initially be the Trustee, unless Graphics elects to make interest payments by check mailed to the Holders.

        The Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 of principal amount and multiples of $1,000. See "—Book-Entry; Delivery and Form". No service charge will be made for any registration of transfer or exchange of Notes, but Graphics may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

Optional Redemption

        Graphics may redeem the Notes at any time on or after June 15, 2007. The redemption price for the Notes (expressed as a percentage of principal amount), will be as follows, plus accrued interest to the redemption date:

If Redeemed During the 12-month period commencing	Redemption Price
June 15, 2007	105.000%
June 15, 2008	102.500%
June 15, 2009 and thereafter	100.000%

        In addition, at any time prior to June 15, 2006, Graphics may redeem up to 35% of the principal amount of the Notes with the Net Cash Proceeds of one or more sales of its Capital Stock (other than Disqualified Stock) at a redemption price (expressed as a percentage of principal amount) of 110%, plus accrued interest to the redemption date, provided that at least $150 million aggregate principal amount of Notes remains outstanding after each such redemption and notice of any such redemption is mailed within 60 days of each such sale of Capital Stock.

        Graphics will give not less than 30 days nor more than 60 days notice of any redemption. If less than all the Notes are to be redeemed, selection of the Notes for redemption will be made by the Trustee:

  •
  in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed, or

  •
  if the Notes are not listed on a national securities exchange, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate.

        However, no Note of $1,000 in principal amount or less shall be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note will state the portion of the principal amount to be redeemed. A new Note in principal amount equal to the unredeemed portion will be issued upon cancellation of the original Note.

Guarantees

        Payment of the principal of, premium, if any, and interest on the Notes will be Guaranteed, jointly and severally, on an unsecured unsubordinated basis by Holdings. In addition, each future Restricted Subsidiary, other than a Foreign Subsidiary, will Guarantee the payment of the principal of, premium, if any, and interest on the Notes.

        The obligations of each Subsidiary Guarantor under its Note Guarantee will be limited so as not to constitute a fraudulent conveyance under applicable Federal or state laws. Each Guarantor that makes a payment or distribution under its Note Guarantee will be entitled to contribution from any other Guarantor.

        The Note Guarantee issued by any Subsidiary Guarantor will be automatically and unconditionally released and discharged upon (a) any sale, exchange or transfer to any Person (other than an Affiliate of Graphics) of all of the Capital Stock of such Subsidiary Guarantor or (b) the designation of such Subsidiary Guarantor as an Unrestricted Subsidiary, in each case in compliance with the terms of the Indenture.

Ranking

        The Notes will be equal in right of payment with all existing and future unsubordinated indebtedness of Graphics and senior in right of payment to all existing and future subordinated indebtedness of Graphics. The Note Guarantees will be equal in right of payment with all existing and future unsubordinated indebtedness of the Guarantors and senior in right of payment to all existing and future subordinated indebtedness of the Guarantors.

        As of March 31, 2004, we had $298.3 million of consolidated indebtedness outstanding, none of which was outstanding under the New Revolving Credit Facility. The New Revolving Credit Facility is secured by substantially all the assets of Holdings, Graphics and its subsidiaries. The Notes and the Note Guarantees are effectively subordinated to such indebtedness to the extent of such security interests.

Sinking Fund

        There will be no sinking fund payments for the Notes.

Collateral

        The Notes will be secured by second priority Liens, subject to certain exceptions, which we refer to as the Second Priority Liens, granted by Graphics and Holdings on substantially all of Graphics' real and personal property, including, without limitation, the capital stock of Graphics' subsidiaries and Graphics' leasehold interest in its leased plant in Pittsburg, California, and on the capital stock of Graphics (whether now owned or hereafter arising or acquired) to the extent such assets secure the Credit Agreement, which we refer to collectively as the Collateral.

        The Collateral will not include any of Graphics' leasehold interests (other than its leased plant in Pittsburg, California), which we refer to as the Excluded Collateral. The Security Documents will provide that, from and after the date of the Indenture, if Graphics or any Guarantor creates any additional security interest in any assets or properties to secure any First Priority Lien Obligations, it must concurrently grant a Second Priority Lien (subject to Permitted Liens) in such assets or properties as security for the Notes.

        The Collateral will be pledged to (1) Bank of America, N.A., as collateral agent, which we refer to, together with any successor collateral agent, as the Senior Collateral Agent, for the benefit of, on a senior basis, the First Priority Lien holders and (2) The Bank of New York, as collateral agent, which we refer to, together with any successor collateral agent, as the Collateral Agent, for the benefit of, on a junior basis, the Trustee and the holders of the Notes. The Second Priority Liens will be subject and fully subordinate to the First Priority Liens, and no payment or other distributions from (or with respect to) any realization upon the Collateral may be made on account of the Second Priority Liens until all First Priority Lien Obligations have been paid in full in cash in accordance with the terms thereof. The Second Priority Liens will also be subject to Permitted Liens, including those granted to third parties on or prior to the Closing Date. The persons holding such Liens may have rights and remedies with respect to the property subject to such Lien that, if exercised, could adversely affect the value of the Collateral or the ability of the Collateral Agent to realize or foreclose on the Collateral.

        The Security Documents will provide that, while any First Priority Lien Obligations are outstanding, the holders of the First Priority Liens will at all times control all remedies and other actions related to the Collateral, and the Second Priority Liens will not entitle the Collateral Agent, the Trustee or the holders of any Notes to take any action whatsoever with respect to the Collateral. As a result, until all First Priority Lien Obligations are satisfied, all commitments under our first priority debt are terminated and all letters of credit that constitute First Priority Lien Obligations are terminated or cash collateralized, neither the Trustee nor the holders of the Notes will be able to force a sale of the Collateral or otherwise exercise remedies normally available to secured creditors without the concurrence of the holders of the First Priority Liens. To the extent that the holders of the First Priority Liens release their First Priority Liens on all or any portion of the Collateral, the Second Priority Liens on such Collateral will likewise be automatically released without the consent of the holders of the Notes.

        At such time as (a) the First Priority Lien Obligations have been satisfied in full in cash in accordance with the terms thereof and all commitments and letters of credit thereunder have been terminated or cash collateralized or (b) the holders of the First Priority Liens have released their First Priority Liens on all or any portion of the Collateral, the Second Priority Liens will also be automatically released to the same extent without the consent of the holders of the Notes, provided, however, (1) in the case of clause (a) of this sentence, in the event that an Event of Default under the Indenture exists as of the date on which the First Priority Lien Obligations are repaid in full and terminated as described in clause (a), the Second Priority Liens on the Collateral will not be released, except to the extent the Collateral or any portion thereof was disposed of in order to repay the First Priority Lien Obligations secured by the Collateral, and thereafter, the Trustee (acting at the direction of the holders of a majority of the outstanding principal amount of Notes) will have the right to direct the Collateral Agent to foreclose upon the Collateral (but in such event, the Second Priority Liens will be released when such Event of Default and all other Events of Default under the Indenture cease to exist), or (2) in the case of clause (b) of this sentence, if the First Priority Lien Obligations (or any portion thereof) are thereafter secured by assets that would constitute Collateral, the Notes will then be secured by a Second Priority Lien on such Collateral, to the same extent provided pursuant to the Security Documents. If Graphics subsequently incurs obligations under a new Credit Agreement or other First Priority Lien Obligations that are secured by assets of Graphics and the Guarantors of the type constituting Collateral, then the Notes will be secured at such time by a Second Priority Lien on the Collateral securing such First Priority Lien Obligations, other than the Excluded Collateral. See "Risk Factors—Holders of notes will not control decisions regarding collateral".

        In addition, the Security Documents provide that, so long as the First Priority Lien Obligations are outstanding, the holders of the First Priority Liens may change, waive, modify or vary the Security Documents without the consent of the Trustee or the holders of the Notes. See "Risk Factors—Holders of notes will not control decisions regarding collateral".

        The holders of the First Priority Liens will receive all proceeds from any realization on the Collateral until the First Priority Lien Obligations are paid in full in cash in accordance with the terms thereof. Proceeds realized from the sale or other disposition of the Collateral will be applied:

  •
  first, to amounts owing to the Senior Collateral Agent in its capacity as Senior Collateral Agent;

  •
  second, to amounts owing to the holders of the First Priority Liens in accordance with the terms of the First Priority Lien Obligations;

  •
  third, to the Collateral Agent in its capacity as Collateral Agent;

  •
  fourth, to amounts owing to the Trustee in its capacity as such in accordance with the terms of the Indenture;

  •
  fifth, to amounts owing to the holders of the Notes in accordance with the terms of the Indenture; and

  •
  sixth, to Graphics and/or other persons entitled thereto.

        Subject to the terms of the Security Documents, Graphics and the Guarantors will have the right to remain in possession and retain exclusive control of the Collateral securing the Notes (other than any cash, securities, obligations and cash equivalents constituting part of the Collateral and under control of or deposited with the Collateral Agent in accordance with the provisions of the Security Documents and other than as set forth in the Security Documents), to freely operate the Collateral and to collect, invest and dispose of any income therefrom.

        A portion of the Collateral will not be perfected with respect to the First Priority Lien Obligations and will not be perfected with respect to the Notes. There can be no assurance that the proceeds from the sale of the Collateral remaining after the satisfaction of all obligations owed to the holders of the

First Priority Liens or the holders of other Liens that have priority over the Second Priority Liens will be sufficient to satisfy the obligations owed to the holders of the Notes. See "Risk Factors—There may not be sufficient collateral to repay the notes". By its nature, some or all of the Collateral will be illiquid and may have no readily ascertainable market value. Accordingly, there can be no assurance that the Collateral can be sold in a short period of time, if saleable.

Covenants

  Overview

        In the Indenture, Graphics agrees to covenants that limit its and its Restricted Subsidiaries' ability, among other things, to:

  •
  incur additional debt;

  •
  pay dividends, acquire shares of capital stock, make payments on subordinated debt or make investments;

  •
  place limitations on distributions from Restricted Subsidiaries;

  •
  issue or sell capital stock of Restricted Subsidiaries;

  •
  issue guarantees;

  •
  sell or exchange assets;

  •
  enter into transactions with shareholders and affiliates;

  •
  enter into sale-leaseback transactions;

  •
  create liens; and

  •
  effect mergers.

        In addition, if a Change of Control occurs, each Holder of Notes will have the right to require Graphics to repurchase all or a part of the Holder's Notes at a price equal to 101% of their principal amount, plus any accrued interest to the date of repurchase.

  Limitation on Indebtedness

        (a)   Graphics will not, and will not permit any of its Restricted Subsidiaries to, Incur any Indebtedness (other than the Notes, the Note Guarantees and other Indebtedness existing on the Closing Date), provided that Graphics or any Subsidiary Guarantor may Incur Indebtedness, if, after giving effect to the Incurrence of such Indebtedness and the receipt and application of the proceeds therefrom, the Interest Coverage Ratio would be greater than 2.0:1, for Indebtedness Incurred on or prior to March 31, 2005, and 2.25:1, for Indebtedness Incurred thereafter.

        Notwithstanding the foregoing, Graphics and any Restricted Subsidiary (except as specified below) may Incur each and all of the following:

          (1)   Indebtedness of Graphics or any Subsidiary Guarantor under the Credit Agreement outstanding at any time in an aggregate principal amount not to exceed the greater of (A) $70 million, less any amount of such Indebtedness permanently repaid as provided under the "Limitation on Asset Sales" covenant and (B) the amount equal to the sum of 85% of the consolidated net book value of accounts receivable and 65% of the consolidated net book value of inventory of Graphics and its Restricted Subsidiaries as determined in accordance with GAAP as of the most recently ended fiscal quarter of Graphics for which reports have been filed with the SEC or provided to the Trustee;

          (2)   Indebtedness owed (A) to Graphics or any Subsidiary Guarantor evidenced by an unsubordinated promissory note or (B) to any other Restricted Subsidiary, provided that (x) any event that results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to Graphics or another Restricted Subsidiary) shall be deemed, in each case, to constitute an Incurrence of such Indebtedness not permitted by this clause (2) and (y) if Graphics or any Subsidiary Guarantor is the obligor on such Indebtedness, such Indebtedness must be expressly subordinated in right of payment to the Notes, in the case of Graphics or the Note Guarantee, in the case of a Subsidiary Guarantor;

          (3)   Indebtedness issued in exchange for, or the net proceeds of which are used to refinance, defease, renew or refund, then outstanding Indebtedness (other than Indebtedness outstanding under clause (1), (2) or (5)) and any refinancings thereof in an amount not to exceed the amount so refinanced or refunded (plus premiums, accrued interest, fees and expenses), provided that (a) Indebtedness the proceeds of which are used to refinance or refund the Notes or Indebtedness that is pari passu with, or subordinated in right of payment to, the Notes or a Note Guarantee shall only be permitted under this clause (3) if (x) in case the Notes are refinanced in part or the Indebtedness to be refinanced is pari passu with the Notes or a Note Guarantee, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is outstanding, is expressly made pari passu with, or subordinate in right of payment to, the remaining Notes or the Note Guarantee, or (y) in case the Indebtedness to be refinanced is subordinated in right of payment to the Notes or a Note Guarantee, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is issued or remains outstanding, is expressly made subordinate in right of payment to the Notes or the Note Guarantee at least to the extent that the Indebtedness to be refinanced is subordinated to the Notes or the Note Guarantee, (b) such new Indebtedness, determined as of the date of Incurrence of such new Indebtedness, does not mature prior to the Stated Maturity of the Indebtedness to be refinanced or refunded, and the Average Life of such new Indebtedness is at least equal to the remaining Average Life of the Indebtedness to be refinanced or refunded and (c) such new Indebtedness is Incurred by Graphics or a Subsidiary Guarantor or by the Restricted Subsidiary who is the obligor on the Indebtedness to be refinanced or refunded;

          (4)   Indebtedness of Graphics, to the extent the net proceeds thereof are, as promptly as practicable (A) used to purchase Notes tendered in an Offer to Purchase made as a result of a Change in Control or (B) deposited to defease the Notes as described under "Defeasance";

          (5)   Guarantees of the Notes and Guarantees of Indebtedness of Graphics or any Subsidiary Guarantor by any Restricted Subsidiary, provided that the Guarantee of such Indebtedness is permitted by and made in accordance with the "Limitation on Issuances of Guarantees by Restricted Subsidiaries" covenant;

          (6)   the Incurrence by Graphics or any Guarantor of Indebtedness, including, without limitation, Capitalized Lease Obligations, mortgage financings or purchase money obligations, Incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of Graphics or such Guarantor, provided that the aggregate principal amount of such Indebtedness (together with refinancings thereof) Incurred in any fiscal year shall not exceed $5 million and that the aggregate principal amount of such Indebtedness outstanding at any time (together with refinancings thereof) shall not exceed $10 million; and

          (7)   Indebtedness of Graphics or any Subsidiary Guarantor (in addition to Indebtedness permitted under clauses (1) through (6) above) in an aggregate principal amount outstanding at any time (together with refinancings thereof) not to exceed $20 million, less any amount of such Indebtedness permanently repaid as provided under the "Limitation on Asset Sales" covenant.

        (b)   Notwithstanding any other provision of this "Limitation on Indebtedness" covenant, the maximum amount of Indebtedness that may be Incurred pursuant to this "Limitation on Indebtedness" covenant will not be deemed to be exceeded, with respect to any outstanding Indebtedness due solely to the result of fluctuations in the exchange rates of currencies.

        (c)   For purposes of determining any particular amount of Indebtedness under this "Limitation on Indebtedness" covenant:

  •
  Indebtedness Incurred under the Credit Agreement on or prior to the Closing Date shall be treated as Incurred pursuant to clause (1) of the second paragraph of clause (a) of this "Limitation on Indebtedness" covenant,

  •
  Guarantees, Liens or obligations with respect to letters of credit supporting Indebtedness otherwise included in the determination of such particular amount shall not be included and

  •
  any Liens granted pursuant to the equal and ratable provisions referred to in the "Limitation on Liens" covenant shall not be treated as Indebtedness.

        For purposes of determining compliance with this "Limitation on Indebtedness" covenant, in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described above (other than Indebtedness referred to in clause (x) of the preceding sentence), including under the first paragraph of part (a), Graphics, in its sole discretion, shall classify, and from time to time may reclassify, such item of Indebtedness.

        (d)   Graphics will not Incur any Indebtedness if such Indebtedness is subordinate in right of payment to any other Indebtedness, unless such Indebtedness is also subordinate in right of payment to the Notes to the same extent. Graphics will not permit any Subsidiary Guarantor to Incur any Indebtedness, if such Indebtedness is subordinate in right of payment to any other Indebtedness, unless such Indebtedness is also subordinate in right of payment to the Note Guarantee of such Subsidiary Guarantor to the same extent.

  Limitation on Restricted Payments

        Graphics will not, and will not permit any Restricted Subsidiary to, directly or indirectly, (1) declare or pay any dividend or make any distribution on or with respect to its Capital Stock (other than (x) dividends or distributions payable solely in shares of its Capital Stock (other than Disqualified Stock) or in options, warrants or other rights to acquire shares of such Capital Stock and (y) pro rata dividends or distributions on Common Stock of Restricted Subsidiaries (other than Subsidiary Guarantors) held by minority stockholders) held by Persons other than Graphics or any of its Restricted Subsidiaries, (2) purchase, call for redemption or redeem, retire or otherwise acquire for value, any shares of Capital Stock of (A) Graphics or any Subsidiary Guarantor (including options, warrants or other rights to acquire such shares of Capital Stock) held by any Person, or (B) a Restricted Subsidiary other than a Subsidiary Guarantor (including options, warrants or other rights to acquire such shares of Capital Stock) held by any Affiliate of Graphics (other than a Wholly Owned Restricted Subsidiary) or any holder (or any Affiliate of such holder) of 5% or more of the Capital Stock of Graphics, (3) make any voluntary or optional principal payment, or voluntary or optional redemption, repurchase, defeasance, or other acquisition or retirement for value, of Indebtedness of Graphics that is subordinated in right of payment to the Notes or any Indebtedness of a Subsidiary Guarantor that is subordinated in right of payment to a Note Guarantee or (4) make any Investment, other than a Permitted Investment, in any Person (such payments or any other actions described in clauses (1) through (4) above being collectively "Restricted Payments") if, at the time of, and after giving effect to, the proposed Restricted Payment:

  (A)
  a Default or Event of Default shall have occurred and be continuing,

  (B)
  Graphics could not Incur at least $1.00 of Indebtedness under the first paragraph of part (a) of the "Limitation on Indebtedness" covenant, or

  (C)
  the aggregate amount of all Restricted Payments made after the Closing Date shall exceed the sum of:

  (1)
  50% of the aggregate amount of the Adjusted Consolidated Net Income (or, if the Adjusted Consolidated Net Income is a loss, minus 100% of the amount of such loss) accrued on a cumulative basis during the period (taken as one accounting period) beginning on the first day of the fiscal quarter in which the Closing Date occurs and ending on the last day of the last fiscal quarter preceding the Transaction Date for which reports have been filed with the SEC or provided to the Trustee, plus

  (2)
  the aggregate Net Cash Proceeds received by Graphics after the Closing Date as a capital contribution or from the issuance and sale of its Capital Stock (other than Disqualified Stock) to a Person who is not a Subsidiary of Graphics, including an issuance or sale permitted by the Indenture of Indebtedness of Graphics for cash subsequent to the Closing Date upon the conversion of such Indebtedness into Capital Stock (other than Disqualified Stock) of Graphics, or from the issuance to a Person who is not a Subsidiary of Graphics, of any options, warrants or other rights to acquire Capital Stock of Graphics (in each case, exclusive of any Disqualified Stock or any options, warrants or other rights that are redeemable at the option of the holder, or are required to be redeemed, prior to the Stated Maturity of the Notes), plus

  (3)
  an amount equal to the net reduction in Investments (other than reductions in Permitted Investments) in any Person resulting from payments of interest on Indebtedness, dividends, repayments of loans or advances, or other transfers of assets, in each case to Graphics or any Restricted Subsidiary or from the Net Cash Proceeds from the sale of any such Investment (except, in each case, to the extent any such payment or proceeds are included in the calculation of Adjusted Consolidated Net Income), from the release of any Guarantee or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of "Investments"), not to exceed, in each case, the amount of Investments previously made by Graphics or any Restricted Subsidiary in such Person or Unrestricted Subsidiary, plus

  (4)
  $5 million.

        The foregoing provision shall not be violated by reason of:

  (1)
  the payment of any dividend or redemption of any Capital Stock within 60 days after the related date of declaration or call for redemption if, at said date of declaration or call for redemption, such payment or redemption would comply with the preceding paragraph;

  (2)
  the redemption, repurchase, defeasance or other acquisition or retirement for value of Indebtedness that is subordinated in right of payment to the Notes or any Note Guarantee including premium, if any, and accrued interest, with the proceeds of, or in exchange for, Indebtedness Incurred under clause (3) of the second paragraph of part (a) of the "Limitation on Indebtedness" covenant, or under the first paragraph of part (a) of the "Limitation on Indebtedness" covenant;

  (3)
  the repurchase, redemption or other acquisition of Capital Stock of Graphics or a Subsidiary Guarantor (or options, warrants or other rights to acquire such Capital Stock) in exchange for, or out of the proceeds of a capital contribution or a substantially concurrent offering of, shares of Capital Stock (other than Disqualified Stock) of Graphics (or options, warrants or other rights to acquire such Capital Stock), provided that such options, warrants or other rights are not redeemable at the option of the holder, or required to be redeemed, prior to the Stated Maturity of the Notes;

  (4)
  the making of any principal payment or the repurchase, redemption, retirement, defeasance or other acquisition for value of Indebtedness that is subordinated in right of payment to the Notes or any Note Guarantee in exchange for, or out of the proceeds of a capital contribution or a substantially concurrent offering of, shares of the Capital Stock (other than Disqualified Stock) of Graphics (or options, warrants or other rights to acquire such Capital Stock), provided that such options, warrants or other rights are not redeemable at the option of the holder, or required to be redeemed, prior to the Stated Maturity of the Notes;

  (5)
  the declaration or payment of dividends on Capital Stock (other than Disqualified Stock) of Graphics in an aggregate amount not to exceed 6% of the Net Cash Proceeds received by Graphics after the Closing Date from the sale of such Capital Stock;

  (6)
  Investments acquired as a capital contribution to, or in exchange for, or out of the proceeds of a substantially concurrent offering of, Capital Stock (other than Disqualified Stock) of Graphics;

  (7)
  the repurchase of Capital Stock deemed to occur upon the exercise of options or warrants if such Capital Stock represents all or a portion of the exercise price thereof;

  (8)
  the payment of dividends or other distributions by Graphics to Holdings in amounts required to pay the tax obligations of Holdings attributable to Graphics and its Subsidiaries determined as if Graphics and its Subsidiaries had filed a separate consolidated, combined or unitary return for the relevant taxing jurisdiction, provided that (x) the amount of dividends paid pursuant to this clause (8) to enable Holdings to pay federal and state income taxes (and franchise taxes based on income) at any time shall not exceed the amount of such federal and state income taxes (and franchise taxes based on income) actually owing by Holdings at such time to the respective tax authorities for the respective period and (y) any refunds received by Holdings or any of its Subsidiaries shall promptly be returned by Holdings to Graphics through a capital contribution or purchase of Capital Stock (other than Disqualified Stock) of Graphics;

  (9)
  payments to Holdings necessary for Holdings to pay corporate overhead expenses, not to exceed $250,000 in any fiscal year;

  (10)
  Investments in an aggregate amount not to exceed $5 million;

  (11)
  payments or distributions to dissenting stockholders pursuant to applicable law, pursuant to or in connection with a consolidation, merger or transfer of assets of Graphics that complies with the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all the property and assets of Graphics;

  (12)
  payments by Graphics to Holdings not to exceed an amount necessary to permit Holdings to (x) make payments in respect of its indemnification obligations owing to directors, officers or other Persons under Holdings' charter or by-laws or pursuant to written agreements with any such Person, or obligations in respect of director and officer insurance (including premiums therefor), or (y) satisfy its obligations, or by Graphics to satisfy its obligations, under any registration rights agreement or (z) make payments in respect of indemnification obligations of Holdings in connection with any issuance of Capital Stock of Holdings by Holdings;

  (13)
  loans, advances, dividends or distributions by Graphics to Holdings in order for Holdings to repurchase or otherwise acquire shares of Capital Stock of Holdings or options, warrants or rights to acquire shares of Capital Stock of Holdings, or the repurchase or other acquisition by Graphics or any Restricted Subsidiary of shares of Capital Stock of Holdings or options, warrants or rights to acquire shares of Capital Stock of Holdings, from Management Investors, but in any event in an amount not in excess of the sum of (x) $2 million in cash consideration in any fiscal year, plus (y) any portion of the $2 million available under the preceding clause (x) in the prior fiscal year that was not utilized, plus (z) the Net Cash Proceeds received during such fiscal year by Graphics from Holdings as an equity contribution out of the proceeds of the sale of Management Stock to any Management Investors (which Net Cash Proceeds shall be excluded from the calculation of amounts under clause (C)(2) of the first paragraph of this "Limitation on Restricted Payments" covenant), provided, however, that the aggregate amount of such repurchases or other acquisitions shall not exceed $12 million in cash consideration in the aggregate;

  (14)
  any Restricted Payment constituting part of the 2003 Recapitalization; or

  (15)
  Restricted Payments in an aggregate amount not to exceed $5 million.

provided that, except in the case of clauses (1) and (3), no Default or Event of Default shall have occurred and be continuing or occur as a consequence of the actions or payments set forth therein.

        Each Restricted Payment permitted pursuant to the preceding paragraph (other than the Restricted Payment referred to in clause (2) thereof, an exchange of Capital Stock for Capital Stock or Indebtedness referred to in clause (3) or (4) thereof and an Investment acquired as a capital contribution or in exchange for Capital Stock referred to in clause (6) thereof), and the Net Cash Proceeds from any issuance of Capital Stock referred to in clauses (3), (4) or (6), shall be included in calculating whether the conditions of clause (C) of the first paragraph of this "Limitation on Restricted Payments" covenant have been met with respect to any subsequent Restricted Payments.

        For purposes of determining compliance with this "Limitation on Restricted Payments" covenant, (x) the amount, if other than in cash, of any Restricted Payment shall be determined in good faith by the Board of Directors of Graphics, whose determination shall be conclusive and evidenced by a Board Resolution and (y) in the event that a Restricted Payment meets the criteria of more than one of the types of Restricted Payments described in the above clauses, including the first paragraph of this "Limitation on Restricted Payments" covenant, Graphics, in its sole discretion, may order and classify, and from time to time may reclassify, such Restricted Payment if it would have been permitted at the time such Restricted Payment was made and at the time of such reclassification.

  Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

        Graphics will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to (1) pay dividends or make any other distributions permitted by applicable law on any Capital Stock of such Restricted Subsidiary owned by Graphics or any other Restricted Subsidiary, (2) pay any Indebtedness owed to Graphics or any other Restricted Subsidiary, (3) make loans or advances to Graphics or any other Restricted Subsidiary or (4) transfer any of its property or assets to Graphics or any other Restricted Subsidiary.

        The foregoing provisions shall not restrict any encumbrances or restrictions:

  (1)
  existing on the Closing Date in the Indenture or any other agreements in effect on the Closing Date, and any extensions, refinancings, renewals or replacements of such agreements, provided that the encumbrances and restrictions in any such extensions, refinancings, renewals or replacements taken as a whole are no less favorable in any material respect to the Holders than those encumbrances or restrictions that are then in effect and that are being extended, refinanced, renewed or replaced;

  (2)
  existing under or by reason of applicable law;

  (3)
  arising pursuant to the Credit Agreement;

  (4)
  existing with respect to any Person or the property or assets of such Person acquired by Graphics or any Restricted Subsidiary, existing at the time of such acquisition and not incurred in contemplation thereof, which encumbrances or restrictions are not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person so acquired and any extensions, refinancings, renewals or replacements of thereof, provided that the encumbrances and restrictions in any such extensions, refinancings, renewals or replacements taken as a whole are no less favorable in any material respect to the Holders than those encumbrances or restrictions that are then in effect and that are being extended, refinanced, renewed or replaced;

  (5)
  in the case of clause (4) of the first paragraph of this "Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries" covenant:

  (A)
  that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset,

  (B)
  existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of Graphics or any Restricted Subsidiary not otherwise prohibited by the Indenture, or

  (C)
  arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of Graphics or any Restricted Subsidiary in any manner material to Graphics or any Restricted Subsidiary;

  (6)
  with respect to a Restricted Subsidiary and imposed pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock of, or property and assets of, such Restricted Subsidiary; or

  (7)
  relating to a Subsidiary Guarantor and contained in the terms of any Indebtedness or any agreement pursuant to which such Indebtedness was issued if:

  (A)
  the encumbrance or restriction is not materially more disadvantageous to the Holders of the Notes than is customary in comparable financings (as determined by Graphics in good faith), and

  (B)
  Graphics determines that any such encumbrance or restriction will not materially affect Graphics' ability to make principal or interest payments on the Notes.

        Nothing contained in this "Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries" covenant shall prevent Graphics or any Restricted Subsidiary from (1) creating, incurring, assuming or suffering to exist any Liens otherwise permitted in the "Limitation on Liens" covenant or (2) restricting the sale or other disposition of property or assets of Graphics or any of its Restricted Subsidiaries that secure Indebtedness of Graphics or any of its Restricted Subsidiaries.

  Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries

        Graphics will not sell, and will not permit any Restricted Subsidiary, directly or indirectly, to issue or sell, any shares of Capital Stock of a Restricted Subsidiary (including options, warrants or other rights to purchase shares of such Capital Stock), except:

  (1)
  to Graphics or a Wholly Owned Restricted Subsidiary;

  (2)
  issuances of director's qualifying shares or sales to foreign nationals of shares of Capital Stock of foreign Restricted Subsidiaries, to the extent required by applicable law; or

  (3)
  if, immediately after giving effect to such issuance or sale, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any Investment in such Person remaining after giving effect to such issuance or sale would have been permitted to be made under the "Limitation on Restricted Payments" covenant if made on the date of such issuance or sale; or

  (4)
  sales of Common Stock (including options, warrants or other rights to purchase shares of such Common Stock) of a Restricted Subsidiary by Graphics or a Restricted Subsidiary, provided that Graphics or such Restricted Subsidiary applies the Net Cash Proceeds of any such sale in accordance with clause (A) or (B) of the "Limitation on Asset Sales" covenant.

  Limitation on Issuances of Guarantees by Restricted Subsidiaries

        Graphics will cause each Restricted Subsidiary created or acquired (including any Unrestricted Subsidiary that is redesignated a Restricted Subsidiary) after the date of the Indenture other than a Foreign Subsidiary to execute and deliver a supplemental indenture to the Indenture providing for a Guarantee, which we refer to as a Subsidiary Guarantee, of payment of the Notes by such Restricted Subsidiary.

        Graphics will not permit any Restricted Subsidiary that is not a Subsidiary Guarantor, directly or indirectly, to Guarantee any Indebtedness of Graphics or any other Subsidiary Guarantor, unless such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for a Subsidiary Guarantee by such Restricted Subsidiary.

        Notwithstanding the foregoing, any Subsidiary Guarantee by a Restricted Subsidiary may provide by its terms that it shall be automatically and unconditionally released and discharged upon (A) any sale, exchange or transfer, to any Person not an Affiliate of Graphics, of all of Graphics' and each Restricted Subsidiary's Capital Stock in such Restricted Subsidiary (which sale, exchange or transfer is not prohibited by the Indenture) or (B) the designation of such Restricted Subsidiary as an Unrestricted Subsidiary in accordance with the terms of the Indenture.

  Limitation on Transactions with Shareholders and Affiliates

        Graphics will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into, renew or extend any transaction (including, without limitation, the purchase, sale, lease or exchange of property or assets, or the rendering of any service) with any holder (or any Affiliate of such holder) of 10% or more of any class of Capital Stock of Graphics or with any Affiliate of Graphics or any Restricted Subsidiary, except upon fair and reasonable terms no less favorable to Graphics or such Restricted Subsidiary than could be obtained, at the time of such transaction or, if such transaction is pursuant to a written agreement, at the time of the execution of the agreement providing therefor, in a comparable arm's-length transaction with a Person that is not such a holder or an Affiliate.

        The foregoing limitation does not limit, and shall not apply to:

  (1)
  transactions (A) approved by a majority of the Disinterested Directors of Graphics or (B) for which Graphics or a Restricted Subsidiary delivers to the Trustee a written opinion of a nationally recognized investment banking, accounting, valuation or appraisal firm stating that the transaction is fair to Graphics or such Restricted Subsidiary from a financial point of view;

  (2)
  any transaction solely between Graphics and any of its Wholly Owned Restricted Subsidiaries or solely among Wholly Owned Restricted Subsidiaries;

  (3)
  the payment of reasonable and customary regular fees to directors of Graphics who are not employees of Graphics and indemnification arrangements entered into by Graphics consistent with past practices of Graphics;

  (4)
  any payments or other transactions pursuant to any tax-sharing agreement between Graphics and any other Person with which Graphics files, or is permitted to file, a consolidated tax return or with which Graphics is part of a consolidated group for tax purposes;

  (5)
  any sale of shares of Capital Stock (other than Disqualified Stock) of Graphics;

  (6)
  any Restricted Payment not prohibited by the "Limitation on Restricted Payments" covenant or any Permitted Investment; or

  (7)
  the payment of fees to Morgan Stanley & Co. Incorporated or its Affiliates for financial, advisory, consulting, commercial banking or investment banking services and related expenses that the Board of Directors of Holdings or Graphics deems advisable or appropriate (including, without limitation, the payment of any underwriting discounts or commissions or placement agency fees in connection with the issuance and sale of securities);

  (8)
  issuances of securities or payments or distributions in the ordinary course of business in connection with employment incentive plans, employees stock plans, employee stock option plans and similar plans and arrangements approved by the Board of Directors of Graphics;

  (9)
  any agreement or arrangement in effect on the Closing Date, as amended, modified or replaced from time to time, provided that the amended, modified or replaced agreement or arrangement is not less favorable in any material respect to Graphics and its Restricted Subsidiaries than that in effect on the Closing Date; or

  (10)
  the 2003 Recapitalization.

        Notwithstanding the foregoing, any transaction or series of related transactions covered by the first paragraph of this "Limitation on Transactions with Shareholders and Affiliates" covenant and not covered by clauses (2) through (10) of this paragraph, (a) the aggregate amount of which exceeds $5 million in value, must be approved or determined to be fair in the manner provided for in clause (1)(A) or (B) above and (b) the aggregate amount of which exceeds $10 million in value, must be determined to be fair in the manner provided for in clause (1)(B) above.

  Limitation on Liens

        Graphics will not, and will not permit any Restricted Subsidiary to, create, incur, assume or suffer to exist any Liens (other than Permitted Liens) on any of its assets or properties of any character, or any shares of Capital Stock or Indebtedness of any Restricted Subsidiary, without making effective provision for all the Notes and all other amounts due under the Indenture to be directly secured equally and ratably with (or, if the obligation or liability to be secured by such Lien is subordinated in right of payment to the Notes, prior to) the obligation or liability secured by such Liens.

        At all times that the First Priority Lien Obligations are secured by assets or properties of Graphics or any Restricted Subsidiary, Graphics shall, and shall cause each Subsidiary that grants a Lien on its assets for the benefit of the holders of the First Priority Lien Obligations to, simultaneously grant a Second Priority Lien on such assets or properties for the benefit of the Trustee and the holders of Notes.

  Limitation on Sale-Leaseback Transactions

        Graphics will not, and will not permit any Restricted Subsidiary to, enter into any sale-leaseback transaction involving any of its assets or properties whether now owned or hereafter acquired, whereby Graphics or a Restricted Subsidiary sells or transfers such assets or properties and then or thereafter leases such assets or properties or any part thereof or any other assets or properties that Graphics or such Restricted Subsidiary, as the case may be, intends to use for substantially the same purpose or purposes as the assets or properties sold or transferred.

        The foregoing restriction does not apply to any sale-leaseback transaction if:

  (1)
  the lease is for a period, including renewal rights, of not in excess of three years;

  (2)
  the transaction is solely between Graphics and any Wholly Owned Restricted Subsidiary or solely between Wholly Owned Restricted Subsidiaries; or

  (3)
  Graphics or such Restricted Subsidiary, within 12 months after the sale or transfer of any assets or properties is completed, applies an amount not less than the net proceeds received from such sale in accordance with clause (1)(A) or (B) of the second paragraph of the "Limitation on Asset Sales" covenant.

  Limitation on Asset Sales

        Graphics will not, and will not permit any Restricted Subsidiary to, consummate any Asset Sale, unless:

  (1)
  the consideration received by Graphics or such Restricted Subsidiary is at least equal to the fair market value of the assets sold or disposed of (as determined in good faith by the Board of Directors of Graphics, whose determination shall be conclusive) and

  (2)
  at least 75% of the consideration received consists of

  (a)
  cash or Temporary Cash Investments,

  (b)
  the assumption of unsubordinated Indebtedness of Graphics or any Subsidiary Guarantor or Indebtedness of any other Restricted Subsidiary (in each case, other than Indebtedness owed to Graphics or any Affiliate of Graphics), provided that Graphics, such Subsidiary Guarantor or such other Restricted Subsidiary is irrevocably and unconditionally released from all liability under such Indebtedness,

  (c)
  any securities, notes or other similar obligations converted by Graphics or such Restricted Subsidiary into cash (to the extent of the cash received in that conversion) within 30 days of the applicable Asset Sale or

  (d)
  Replacement Assets, provided that any assets or properties (other than Net Cash Proceeds) received from an Asset Sale of Collateral shall be pledged as Collateral under the Security Documents to create Second Priority Liens therein securing the Notes.

        In the event and to the extent that the Net Cash Proceeds received by Graphics or any of its Restricted Subsidiaries from one or more Asset Sales occurring on or after the Closing Date in any period of 12 consecutive months exceed 10% of the Adjusted Consolidated Net Tangible Assets

(determined as of the date closest to the commencement of such 12-month period for which a consolidated balance sheet of Graphics has been filed with the SEC or provided to the Trustee), then Graphics shall or shall cause the relevant Restricted Subsidiary to:

  (1)
  within 12 months after the date Net Cash Proceeds are so received exceed 10% of Adjusted Consolidated Net Tangible Assets,

  (A)
  apply an amount equal to such excess Net Cash Proceeds to permanently repay Indebtedness of Graphics or any Guarantor under First Priority Lien Obligations, or

  (B)
  invest an equal amount, or the amount not so applied pursuant to clause (A) (or enter into a definitive agreement committing to so invest within 12 months after the date of such agreement), in Replacement Assets, provided that the Net Cash Proceeds from an Asset Sale of Collateral may only be invested pursuant to this clause (B) in Replacement Assets that are pledged as Collateral under the Security Documents to create Second Priority Liens therein securing the Notes, and

  (2)
  apply (no later than the end of the 12-month period referred to in clause (1)) such excess Net Cash Proceeds (to the extent not applied pursuant to clause (1)) as provided in the following paragraphs of this "Limitation on Asset Sales" covenant.

        The amount of such excess Net Cash Proceeds required to be applied (or to be committed to be applied) during such 12-month period as set forth in clause (1) of the preceding sentence and not applied as so required by the end of such period shall constitute "Excess Proceeds".

        If, as of the first day of any calendar month, the aggregate amount of Excess Proceeds not theretofore subject to an Offer to Purchase pursuant to this "Limitation on Asset Sales" covenant totals at least $5 million, Graphics must commence, not later than the fifteenth Business Day of such month, and consummate an Offer to Purchase from the Holders (and if required by the terms of any Applicable Pari Passu Indebtedness, from the holders of such Applicable Pari Passu Indebtedness) on a pro rata basis an aggregate principal amount of the Notes (and Applicable Pari Passu Indebtedness) equal to the Excess Proceeds on such date, at a purchase price equal to 100% of their principal amount, plus, in each case, accrued interest (if any) to the Payment Date.

  Repurchase of Notes upon a Change of Control

        Graphics must commence, within 30 days of the occurrence of a Change of Control, and consummate an Offer to Purchase for all Notes then outstanding, at a purchase price equal to 101% of their principal amount, plus accrued interest (if any) to the Payment Date.

        There can be no assurance that Graphics will have sufficient funds available at the time of any Change of Control to make any debt payment (including repurchases of Notes) required by the foregoing covenant (as well as may be contained in other securities of Graphics that might be outstanding at the time).

        The above covenant requiring Graphics to repurchase the Notes will, unless consents are obtained, require Graphics to repay all indebtedness then outstanding which by its terms would prohibit such Note repurchase, either prior to or concurrently with such Note repurchase.

        Graphics will not be required to make an Offer to Purchase upon the occurrence of a Change of Control, if a third party makes an offer to purchase the Notes in the manner, at the times and price and otherwise in compliance with the requirements of the Indenture applicable to an Offer to Purchase for a Change of Control and purchases all Notes validly tendered and not withdrawn in such Offer to Purchase.

  SEC Reports and Reports to Holders

        Whether or not Graphics is then required to file reports with the SEC, Graphics shall file with the SEC all such reports and other information as it would be required to file with the SEC by Section 13(a) or 15(d) under the Securities Exchange Act of 1934 if it were subject thereto. Graphics shall supply to the Trustee and to each Holder or shall supply to the Trustee for forwarding to each such Holder who so requests, without cost to such Holder, copies of such reports and other information, provided, however, that the reports, information and other documents required to be filed and provided as described hereunder shall be those of Holdings rather than Graphics for so long as (1) Holdings is a Guarantor of the Notes (or the Exchange Notes) and (2) Holdings' filing of such reports, information and other documents satisfies the requirements of Rule 3-10 of Regulation S-X under the Exchange Act.

  Events of Default

        The following events are defined as "Events of Default" in the Indenture:

  (a)
  default in the payment of principal of (or premium, if any, on) any Note when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise;

  (b)
  default in the payment of interest on any Note when the same becomes due and payable, and such default continues for a period of 30 days;

  (c)
  default in the performance or breach of the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all the assets of Graphics or the failure by Graphics to make or consummate an Offer to Purchase in accordance with the "Limitation on Asset Sales" or "Repurchase of Notes upon a Change of Control" covenant;

  (d)
  Graphics or any Guarantor defaults in the performance of or breaches any other covenant or agreement in the Indenture or under the Notes (other than a default specified in clause (a), (b) or (c) above) and such default or breach continues for a period of 60 consecutive days after written notice by the Trustee or the Holders of 25% or more in aggregate principal amount of the Notes;

  (e)
  there occurs with respect to any issue or issues of Indebtedness of Graphics, any Guarantor or any Significant Subsidiary having an outstanding principal amount of $10 million or more in the aggregate for all such issues of all such Persons, whether such Indebtedness now exists or shall hereafter be created, (I) an event of default that has caused the holder thereof to declare such Indebtedness to be due and payable prior to its Stated Maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration and/or (II) the failure to make a principal payment at the final (but not any interim) fixed maturity and such defaulted payment shall not have been made, waived or extended within 30 days of such payment default;

  (f)
  any final judgment or order (not covered by insurance) for the payment of money in excess of $10 million in the aggregate for all such final judgments or orders against all such Persons (treating any deductibles, self-insurance or retention as not so covered) shall be rendered against Graphics, any Guarantor or any Significant Subsidiary and shall not be paid or discharged, and there shall be any period of 60 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed $10 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect;

  (g)
  a court having jurisdiction in the premises enters a decree or order for (A) relief in respect of Graphics, any Guarantor or any Significant Subsidiary in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, (B) appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of Graphics, any Guarantor or any Significant Subsidiary or for all or substantially all the property and assets of Graphics, any Guarantor or any Significant Subsidiary or (C) the winding up or liquidation of the affairs of Graphics, any Guarantor or any Significant Subsidiary and, in each case, such decree or order shall remain unstayed and in effect for a period of 60 consecutive days;

  (h)
  Graphics, any Guarantor or any Significant Subsidiary (A) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law, (B) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of Graphics, any Guarantor or any Significant Subsidiary or for all or substantially all the property and assets of Graphics, any Guarantor or any Significant Subsidiary or (C) effects any general assignment for the benefit of creditors;

  (i)
  any Guarantor repudiates its obligations under its Note Guarantee or, except as permitted by the Indenture, any Note Guarantee is determined to be unenforceable or invalid or shall for any reason cease to be in full force and effect; or

  (j)
  unless all the Collateral has been released from the Second Priority Liens in accordance with the provisions of the Security Documents, default by Holdings, Graphics or any Significant Subsidiary in the performance of the Security Documents, or the occurrence of any event, which adversely affects the enforceability, validity, perfection or priority of the Second Priority Lien on a material portion of the Collateral granted to the Collateral Agent for the benefit of the Trustee and the holders of the Notes, the repudiation or disaffirmation by Holdings, Graphics or any Significant Subsidiary of its material obligations under the Security Documents or the determination in a judicial proceeding that the Security Documents are unenforceable or invalid against Holdings, Graphics or any Significant Subsidiary party thereto for any reason with respect to a material portion of the Collateral (which default, repudiation, disaffirmation or determination is not rescinded, stayed or waived by the Persons having such authority pursuant to the Security Documents or otherwise cured within 60 days after Graphics receives notice thereof specifying such occurrence from the Trustee of the holders of at least 25% of the outstanding principal amount of the Notes and demanding that such default be remedied).

        If an Event of Default (other than an Event of Default specified in clause (g) or (h) above that occurs with respect to Graphics or any Guarantor) occurs and is continuing under the Indenture, the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes, then outstanding, by written notice to Graphics (and to the Trustee if such notice is given by the Holders), may, and the Trustee at the request of such Holders shall, declare the principal of, premium, if any, and accrued interest on the Notes to be immediately due and payable. Upon a declaration of acceleration, such principal of, premium, if any, and accrued interest shall be immediately due and payable. In the event of a declaration of acceleration because an Event of Default set forth in clause (e) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to clause (e) shall be remedied or cured by Graphics, the relevant Guarantor or the relevant Significant Subsidiary or waived by the holders of the relevant Indebtedness within 60 days after the declaration of acceleration with respect thereto. If an Event of Default specified in clause (g) or (h) above occurs with respect to Graphics or any Guarantor, the principal of, premium, if any, and accrued interest on the Notes then outstanding shall automatically become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. The Holders of at least a majority in principal amount of the outstanding Notes by written notice to Graphics and to the Trustee, may waive all past defaults and rescind and annul a declaration of acceleration and its consequences if (x) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived and (y) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction. For information as to the waiver of defaults, see "—Modification and Waiver".

        The Holders of a majority in aggregate principal amount of the outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of Holders of Notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from Holders of Notes. A Holder may not pursue any remedy with respect to the Indenture or the Notes unless:

  (1)
  the Holder gives the Trustee written notice of a continuing Event of Default;

  (2)
  the Holders of at least 25% in aggregate principal amount of outstanding Notes make a written request to the Trustee to pursue the remedy;

  (3)
  such Holder or Holders offer the Trustee indemnity satisfactory to the Trustee against any costs, liability or expense;

  (4)
  the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

  (5)
  during such 60-day period, the Holders of a majority in aggregate principal amount of the outstanding Notes do not give the Trustee a direction that is inconsistent with the request.

        However, such limitations do not apply to the right of any Holder of a Note to receive payment of the principal of, premium, if any, or interest on, such Note or to bring suit for the enforcement of any such payment, on or after the due date expressed in the Notes, which right shall not be impaired or affected without the consent of the Holder.

        Officers of Graphics must certify, on or before a date not more than 120 days after the end of each fiscal year, that a review has been conducted of the activities of Holdings, Graphics and its Restricted Subsidiaries and Holdings, Graphics' and its Restricted Subsidiaries' performance under the Indenture and that Graphics has fulfilled all obligations thereunder, or, if there has been a default in the fulfillment of any such obligation, specifying each such default and the nature and status thereof. Graphics will also be obligated to notify the Trustee of any default or defaults in the performance of any covenants or agreements under the Indenture.

  Consolidation, Merger and Sale of Assets

        Neither Holdings nor Graphics will consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all its property and assets (as an entirety or substantially an entirety in one transaction or a series of related transactions) to, any Person or permit any Person to merge with or into it unless:

  (1)
  it shall be the continuing Person, or the Person (if other than it) formed by such consolidation or into which it is merged or that acquired or leased such property and assets, which we refer to as the Surviving Person, shall be a corporation organized and validly existing under the laws of the United States of America or any jurisdiction thereof and shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, all of Graphics' obligations under the Indenture and the Notes and the Security Documents, in the case of a transaction involving Graphics, or all of Holdings' obligations under the Indenture and its Note Guarantee and the Security Documents, in the case of a transaction involving Holdings;

  (2)
  immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing;

  (3)
  in the case of a transaction involving Graphics, immediately after giving effect to such transaction on a pro forma basis, Graphics, or the Surviving Person, as the case may be, could Incur at least $1.00 of Indebtedness under the first paragraph of the "Limitation on Indebtedness" covenant, provided that this clause (3) shall not apply to a consolidation, merger or sale of all (but not less than all) the assets of Graphics if all Liens and Indebtedness of Graphics or the Surviving Person, as the case may be, and its Restricted Subsidiaries outstanding immediately after such transaction would have been permitted (and all such Liens and Indebtedness, other than Liens and Indebtedness of Graphics and its Restricted Subsidiaries outstanding immediately prior to the transaction, shall be deemed to have been Incurred) for all purposes of the Indenture;

  (4)
  it delivers to the Trustee an officers' certificate (attaching the arithmetic computations to demonstrate compliance with clause (3)) and opinion of counsel, in each case stating that such consolidation, merger or transfer and such supplemental indenture complies with this provision and that all conditions precedent provided for herein relating to such transaction have been complied with; and

  (5)
  each Guarantor, unless such Guarantor is the Person party to such transaction under this "Consolidation, Merger and Sale of Assets" section, shall have by amendment to its Note Guarantee confirmed that its Note Guarantee shall apply to the obligations of Graphics or the Surviving Person, as the case may be, in accordance with the Notes and the Indenture;

provided, however, that clause (3) above does not apply (a) if, in the good faith determination of the Board of Directors of Graphics or Holdings, as the case may be, whose determination shall be evidenced by a Board Resolution, the principal purpose of such transaction is to change the state of incorporation of Graphics or Holdings, as the case may be, and any such transaction shall not have as one of its purposes the evasion of the foregoing limitations or (b) to any merger or consolidation of any Restricted Subsidiary with or into Graphics or any sale, conveyance, transfer, lease or disposition of assets from any Restricted Subsidiary to Graphics.

        Each Subsidiary Guarantor (other than any Subsidiary Guarantor whose Note Guarantee is to be released in accordance with the terms of this Indenture) will not, and Graphics will not cause or permit any Subsidiary Guarantor to, consolidate with or merge with or into any Person other than Graphics or any other Subsidiary Guarantor or permit any Person other than Graphics or any other Subsidiary Guarantor to merge with or into it, unless:

  (1)
  the entity formed by or surviving any such consolidation or merger (if other than the Subsidiary Guarantor) is a corporation organized and validly existing under the laws of the United States of America or any jurisdiction thereof;

  (2)
  such entity assumes by a supplemental indenture, executed and delivered to the Trustee, all the Subsidiary Guarantor's obligations under the Indenture and its Note Guarantee and the Security Documents;

  (3)
  immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; and

  (4)
  immediately after giving effect to such transaction and the use of any net proceeds therefrom on a pro forma basis, Graphics could satisfy the provisions of clause (3) of the first paragraph of this covenant.

Defeasance

  Defeasance and Discharge

        The Indenture provides that Graphics will be deemed to have paid and will be discharged from any and all obligations in respect of the Notes on the 123rd day after the deposit referred to below, and the provisions of the Indenture will no longer be in effect with respect to the Notes (except for, among other matters, certain obligations to register the transfer or exchange of the Notes, to replace stolen, lost or mutilated Notes, to maintain paying agencies and to hold monies for payment in trust) if, among other things:

  (A)
  Graphics has deposited with the Trustee, in trust, money and /or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the Notes on the Stated Maturity of such payments in accordance with the terms of the Indenture and the Notes,

  (B)
  Graphics has delivered to the Trustee (1) either (x) an opinion of counsel to the effect that Holders will not recognize income, gain or loss for federal income tax purposes as a result of Graphics' exercise of its option under this "Defeasance" provision and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, which opinion of counsel must be based upon (and accompanied by a copy of) a ruling of the Internal Revenue Service to the same effect, unless there has been a change in applicable federal income tax law after the Closing Date such that a ruling is no longer required or (y) a ruling directed to the Trustee received from the Internal Revenue Service to the same effect as the aforementioned opinion of counsel and (2) an opinion of counsel to the effect that the creation of the defeasance trust does not violate the Investment Company Act of 1940 and after the passage of 123 days following the deposit, the trust fund will not be subject to the effect of Section 547 of the United States Bankruptcy Code or Section 15 of the New York Debtor and Creditor Law,

  (C)
  immediately after giving effect to such deposit on a pro forma basis, no Event of Default, or event that after the giving of notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing on the date of such deposit or during the period ending on the 123rd day after the date of such deposit, and such deposit shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which Graphics or any of its Subsidiaries is a party or by which Graphics or any of its Subsidiaries is bound, and

  (D)
  if at such time the Notes are listed on a national securities exchange, Graphics has delivered to the Trustee an opinion of counsel to the effect that the Notes will not be delisted as a result of such deposit, defeasance and discharge.

  Defeasance of Certain Covenants and Certain Events of Default

        The Indenture further provides that the provisions of the Indenture will no longer be in effect with respect to clauses (3) and (4) under "Consolidation, Merger and Sale of Assets" and all the covenants described herein under "Covenants", clause (c) under "Events of Default" with respect to such clauses (3) and (4) under "Consolidation, Merger and Sale of Assets", clause (d) under "Events of Default"

with respect to such other covenants and clauses (e) and (f) under "Events of Default" shall be deemed not to be Events of Default upon, among other things, the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the Notes on the Stated Maturity of such payments in accordance with the terms of the Indenture and the Notes, the satisfaction of the provisions described in clauses (B)(2), (C) and (D) of the preceding paragraph and the delivery by Graphics to the Trustee of an opinion of counsel to the effect that, among other things, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred.

  Defeasance and Certain Other Events of Default

        In the event Graphics exercises its option to omit compliance with certain covenants and provisions of the Indenture with respect to the Notes as described in the immediately preceding paragraph and the Notes are declared due and payable because of the occurrence of an Event of Default that remains applicable, the amount of money and/or U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Notes at the time of their Stated Maturity but may not be sufficient to pay amounts due on the Notes at the time of the acceleration resulting from such Event of Default. However, Graphics will remain liable for such payments and any Subsidiary Note Guarantor's Note Guarantee with respect to such payments will remain in effect.

Modification and Waiver

        The Indenture and the Security Documents may be amended, without the consent of any Holder, to:

  (1)
  cure any ambiguity, defect or inconsistency in the Indenture;

  (2)
  comply with the provisions described under "—Consolidation, Merger and Sale of Assets" or "—Limitation on Issuances of Guarantees by Restricted Subsidiaries";

  (3)
  comply with any requirements of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act;

  (4)
  evidence and provide for the acceptance of appointment by a successor Trustee;

  (5)
  make any change that, in the good faith opinion of the Board of Directors, does not materially and adversely affect the rights of any Holder;

  (6)
  add any additional assets as Collateral; or

  (7)
  release Collateral from the Lien of the Indenture and the Security Documents when permitted or required by the Indenture or the Security Documents.

        Modifications and amendments of the Indenture and the Security Documents may be made by Graphics and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of the outstanding Notes, provided, however, that no such modification or amendment may, without the consent of each Holder affected thereby:

  (1)
  change the Stated Maturity of the principal of, or any installment of interest on, any Note;

  (2)
  reduce the principal amount of, or premium, if any, or interest on, any Note;

  (3)
  change the optional redemption dates or optional redemption prices of the Notes from that stated under the caption "—Optional Redemption";

  (4)
  change the place or currency of payment of principal of, or premium, if any, or interest on, any Note;

  (5)
  impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity (or, in the case of a redemption, on or after the Redemption Date) of any Note;

  (6)
  waive a default in the payment of principal of, premium, if any, or interest on the Notes;

  (7)
  release any Guarantor from its Note Guarantee, except as provided in the Indenture;

  (8)
  amend, change or modify the obligation of Graphics to make and consummate an Offer to Purchase under the "—Limitation on Asset Sales" after the obligation to make such Offer to Purchase has arisen or the obligation of Graphics to make and consummate an Offer to Purchase under the "Repurchase of Notes upon a Change of Control" covenant after a Change of Control has occurred, including, in each case, amending, changing or modifying any definition relating thereto; or

  (9)
  reduce the percentage or aggregate principal amount of outstanding Notes the consent of whose Holders is necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults.

No Personal Liability of Incorporators, Stockholders, Officers, Directors, or Employees

        No recourse for the payment of the principal of, premium, if any, or interest on any of the Notes or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of Holdings or Graphics in the Indenture, or in any of the Notes or because of the creation of any Indebtedness represented thereby, shall be had against any incorporator, stockholder, officer, director, employee or controlling person of Holdings or Graphics or of any successor Person thereof. Each Holder, by accepting the Notes, waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws.

Concerning the Trustee

        Except during the continuance of a Default, the Trustee undertakes to perform such duties and only such duties as are specifically set forth in the Indenture. If an Event of Default has occurred and is continuing, the Trustee will use the same degree of care and skill in its exercise of the rights and powers vested in it under the Indenture as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

        The Indenture and provisions of the Trust Indenture Act of 1939 incorporated by reference therein contain limitations on the rights of the Trustee, should it become a creditor of Graphics, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions, provided, however, that if it acquires any conflicting interest, it must eliminate such conflict or resign.

Book-Entry; Delivery and Form

        The certificates representing the Notes will be issued in fully registered form. Except as described below, the Notes will initially be represented by one or more global notes in fully registered form, without interest coupons (the "global notes"). The global notes will be deposited with, or on behalf of, the DTC and registered in the name of Cede & Co., as nominee of DTC, or will be held by the Trustee as custodian for DTC.

  Certain Book Entry Procedures for the Global Notes

        The description of the operations and procedures of DTC set forth below are provided solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to change by them from time to time. Neither we nor any of the initial purchasers takes any responsibility for these operations or procedures, and investors are urged to contact DTC or its participants directly to discuss these matters.

  The Global Notes

        We expect that pursuant to procedures established by DTC (1) upon the issuance of the global notes, DTC or its custodian will credit, on its internal system, the principal amount of securities of the individual beneficial interests represented by such global notes to the respective accounts of persons who have accounts with such depositary and (2) ownership of beneficial interests in the global notes will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Such accounts initially will be designated by or on behalf of the initial purchasers and ownership of beneficial interests in the global notes will be limited to persons who have accounts with DTC ("participants") or persons who hold interests through participants. Holders may hold their interests in the global notes directly through DTC if they are participants in such system, or indirectly through organizations which are participants in such system.

        So long as DTC, or its nominee, is the registered owner or holder of the notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such global notes for all purposes under the Indenture. No beneficial owner of an interest in the global notes will be able to transfer that interest except in accordance with DTC's procedures, in addition to those provided for under the Indenture with respect to the notes.

        Payments on the global notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of Graphics, the Trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

        We expect that DTC or its nominee, upon receipt of any payment on the global notes, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the applicable global notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

        Transfers between participants in DTC will be effected in the ordinary way through DTC's same-day funds system in accordance with DTC rules and will be settled in same day funds. If a holder requires physical delivery of a certificated security for any reason, including to sell notes to persons in states which require physical delivery of the securities, or to pledge such securities, such holder must transfer its interest in a global note, in accordance with the normal procedures of DTC and with the procedures set forth in the Indenture.

        DTC has advised us that it will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the global notes are credited and only in respect of such portion of the aggregate principal amount of or beneficial interests in notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the Indenture, DTC will exchange the global notes for certificated securities, which it will distribute to its participants.

        DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants"). The rules applicable to DTC and its direct and indirect participants are on file with the SEC.

        Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global notes among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither Graphics nor the Trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

        The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

  Certificated Securities

        Certificated securities shall be issued in exchange for beneficial interests in the global notes (1) if requested by a holder of such interests or (2) if DTC is at any time unwilling or unable to continue as a depositary for the global notes and a successor depositary is not appointed by us within 90 days.

Definitions

        Set forth below are defined terms used in the covenants and other provisions of the Indenture. Reference is made to the Indenture for other capitalized terms used in this "Description of the Notes" for which no definition is provided.

        "2003 Recapitalization" means, collectively, (a) the offering and sale of the notes issued under the Indenture, (b) the closing of the Credit Agreement on the Closing Date and the initial drawings thereunder, (c) the repayment of indebtedness under Graphics' credit agreement in effect on the Closing Date, (d) the redemption of all the 12 3/4% Notes, (e) the repurchase, and concurrent retirement, of all the outstanding shares of preferred stock of Holdings and the cancellation of all options to purchase shares of preferred stock of Holdings, and (f) all transactions relating to the implementation of the foregoing.

        "Adjusted Consolidated Net Income" means, for any period, the aggregate net income (or loss) of Graphics and its Restricted Subsidiaries for such period determined in conformity with GAAP, provided that the following items shall be excluded in computing Adjusted Consolidated Net Income (without duplication):

  (1)
  the net income (or loss) of any Person that is not a Restricted Subsidiary, except to the extent of the amount of dividends or other distributions actually paid to Graphics or any of its Restricted Subsidiaries during such period;

  (2)
  the net income (or loss) of any Person accrued prior to the date it becomes a Restricted Subsidiary or is merged into or consolidated with Graphics or any of its Restricted Subsidiaries or all or substantially all the property and assets of such Person are acquired by Graphics or any of its Restricted Subsidiaries;

  (3)
  the net income of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of such net income is not at the time permitted by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary;

  (4)
  any gains or losses (on an after-tax basis) attributable to sales of assets outside the ordinary course of business of Graphics and its Restricted Subsidiaries;

  (5)
  solely for purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (C) of the first paragraph of the "Limitation on Restricted Payments" covenant, any amount paid or accrued as dividends on Preferred Stock of Graphics owned by Persons other than Graphics and any of its Restricted Subsidiaries; and

  (6)
  all extraordinary, unusual or non-recurring gains and, solely for purposes of calculating the Interest Coverage Ratio, extraordinary, unusual or non-recurring losses or expenses; and

  (7)
  the cumulative effect of a change in accounting principles.

        "Adjusted Consolidated Net Tangible Assets" means at any time the total amount of assets of Graphics and its consolidated Restricted Subsidiaries (less applicable depreciation, amortization and other valuation reserves), after deducting therefrom all current liabilities of Graphics and its consolidated Restricted Subsidiaries (excluding intercompany items) and all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other intangibles, all as set forth on the consolidated balance sheet of Graphics and its consolidated Restricted Subsidiaries as of the end of the most recent fiscal quarter ended at least 45 days prior to the date of determination.

        "Affiliate" means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling", "controlled by" and "under common control with"), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

        "Applicable Pari Passu Indebtedness" means (1) in respect of any assets or properties that are the subject of an Asset Sale at a time when such assets or properties are included in the Collateral, Indebtedness that is pari passu with the Notes and that is secured equally and ratably with the Notes by Collateral at such time, and (2) in respect of any other assets or properties, Indebtedness that is pari passu with the Notes.

        "Asset Acquisition" means (1) an investment by Graphics or any of its Restricted Subsidiaries in any other Person pursuant to which such Person shall become a Restricted Subsidiary or shall be merged into or consolidated with Graphics or any of its Restricted Subsidiaries, provided that such Person's primary business is related, ancillary or complementary to the businesses of Graphics and its Restricted Subsidiaries on the date of such investment or (2) an acquisition by Graphics or any of its Restricted Subsidiaries of the property and assets of any Person other than Graphics or any of its Restricted Subsidiaries that constitute substantially all of a division or line of business of such Person, provided that the property and assets acquired are related, ancillary or complementary to the businesses of Graphics and its Restricted Subsidiaries on the date of such acquisition.

        "Asset Disposition" means the sale or other disposition by Graphics or any of its Restricted Subsidiaries (other than to Graphics or another Restricted Subsidiary) of (1) all or substantially all the Capital Stock of any Restricted Subsidiary or (2) all or substantially all the assets that constitute a division or line of business of Graphics or any of its Restricted Subsidiaries.

        "Asset Sale" means any sale, transfer or other disposition (including by way of merger, consolidation or sale-leaseback transaction) in one transaction or a series of related transactions by Graphics or any of its Restricted Subsidiaries to any Person other than Graphics or any of its Restricted Subsidiaries of:

  (1)
  all or any of the Capital Stock of any Restricted Subsidiary,

  (2)
  all or substantially all the property and assets of an operating unit or business of Graphics or any of its Restricted Subsidiaries or

  (3)
  any other property and assets (other than the Capital Stock or other Investment in an Unrestricted Subsidiary) of Graphics or any of its Restricted Subsidiaries outside the ordinary course of business of Graphics or such Restricted Subsidiary and, in each case, that is not governed by the provisions of the Indenture applicable to mergers, consolidations and sales of assets of Graphics, provided that "Asset Sale" shall not include:

  (a)
  sales or other dispositions of inventory, receivables and other current assets,

  (b)
  sales, transfers or other dispositions of assets constituting a Permitted Investment or Restricted Payment permitted to be made under the "Limitation on Restricted Payments" covenant,

  (c)
  sales, transfers or other dispositions of assets with a fair market value not in excess of $1 million in any transaction or series of related transactions,

  (d)
  any sale, transfer, assignment or other disposition of any property equipment that has become damaged, worn out, obsolete or otherwise unsuitable for use in connection with the business of Graphics or its Restricted Subsidiaries, or

  (e)
  sale and leaseback of assets occurring within 180 days after the date of the acquisition of such assets by Graphics or any Restricted Subsidiaries.

        "Average Life" means, at any date of determination with respect to any debt security, the quotient obtained by dividing (1) the sum of the products of (a) the number of years from such date of determination to the dates of each successive scheduled principal payment of such debt security and (b) the amount of such principal payment by (2) the sum of all such principal payments.

        "Board of Directors" means, with respect to any Person, the Board of Directors of such Person or any duly authorized committee of such Board of Directors.

        "Capital Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) in equity of such Person, whether outstanding on the Closing Date or issued thereafter, including, without limitation, all Common Stock and Preferred Stock.

        "Capitalized Lease" means, as applied to any Person, any lease of any property (whether real, personal or mixed) of which the discounted present value of the rental obligations of such Person as lessee, in conformity with GAAP, is required to be capitalized on the balance sheet of such Person.

        "Capitalized Lease Obligations" means the discounted present value of the rental obligations under a Capitalized Lease.

        "Change of Control" means such time as (i) a "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Exchange Act), other than the Permitted Holders and their respective Affiliates, becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) (treating all Permitted Holders and their respective Affiliates as if they were not members of any such "person" or "group") of more than (A) forty percent (40%) of the total voting power of the then outstanding

Voting Stock of Graphics or Holdings and (B) the total voting power of the then outstanding Voting Stock of Graphics or Holdings, as the case may be, beneficially owned by the Permitted Holders and their respective Affiliates, treating the Permitted Holders and their respective Affiliates as a "group"; or (ii) during any period of two consecutive calendar years, individuals who at the beginning of such period constituted the Board of Directors of (A) Graphics (together with any new directors whose election by Graphics' Board of Directors or whose nomination for election by Graphics' Board of Directors or whose nomination for election by Graphics' shareholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of such period or whose election or nomination for election was previously so approved) or (B) Holdings (together with any new directors whose election by Holdings' Board of Directors or whose nomination for election by Holdings' Board of Directors or whose nomination for election by Holdings' shareholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of such period or whose election or nomination for election was previously so approved), in either case, cease for any reason to constitute a majority of the directors of Graphics or Holdings, as the case may be, then in office; or (iii) (A) Graphics or Holdings consolidates with or merges into any other Person or conveys, transfers or leases all or substantially all its assets to any Person or (B) any Person merges into Graphics or Holdings, in either event pursuant to a transaction in which any Voting Stock of Graphics or Holdings, as the case may be, outstanding immediately prior to the effectiveness thereof is reclassified or changed into or exchanged for cash, securities or other property, provided, however, that any consolidation, conveyance, transfer or lease (x) between Graphics and any of its Subsidiaries, between Holdings and any of its Subsidiaries, between any of Graphics' Subsidiaries or between any of Holdings' Subsidiaries (including the reincorporation of Graphics or Holdings in another jurisdiction) or (y) for the purpose of creating a public holding company for Graphics or Holdings in another jurisdiction or (z) for the purpose of creating a public holding company for Graphics or Holdings in which all holders of the Capital Stock of Graphics or Holdings, as the case may be, would be entitled to receive (other than cash in lieu of fractional shares) solely Capital Stock of the holding company in amounts proportionate to their holdings of such Capital Stock of Graphics or Holdings, as the case may be, immediately prior to such transaction, shall be excluded from the operation of this clause (iii).

        "Closing Date" means the date on which the outstanding notes were originally issued under the Indenture.

        "Commodity Agreement" means any forward contract, commodity swap agreement, commodity option agreement or other similar agreement or arrangement.

        "Consolidated EBITDA" means, for any period, Adjusted Consolidated Net Income for such period plus, to the extent such amount was deducted in calculating such Adjusted Consolidated Net Income:

  (1)
  Consolidated Interest Expense,

  (2)
  income taxes,

  (3)
  depreciation expense,

  (4)
  amortization expense and

  (5)
  all other non-cash items reducing Adjusted Consolidated Net Income (other than items that will require cash payments and for which an accrual or reserve is, or is required by GAAP to be, made), less all non-cash items increasing Adjusted Consolidated Net Income, all as determined on a consolidated basis for Graphics and its Restricted Subsidiaries in conformity with GAAP; provided that, if any Restricted Subsidiary is not a Wholly Owned Restricted Subsidiary, Consolidated EBITDA shall be reduced (to the extent not otherwise reduced in accordance with

GAAP) by an amount equal to (A) the amount of the Adjusted Consolidated Net Income attributable to such Restricted Subsidiary multiplied by (B) the percentage ownership interest in the income of such Restricted Subsidiary not owned on the last day of such period by Graphics or any of its Restricted Subsidiaries.

        "Consolidated Interest Expense" means, for any period, the aggregate amount of interest in respect of Indebtedness (including, without limitation, amortization of original issue discount on any Indebtedness and the interest portion of any deferred payment obligation, calculated in accordance with the effective interest method of accounting; all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing; the net costs associated with Interest Rate Agreements; and Indebtedness that is Guaranteed or secured by Graphics or any of its Restricted Subsidiaries) and all but the principal component of rentals in respect of Capitalized Lease Obligations paid, accrued or scheduled to be paid or to be accrued by Graphics and its Restricted Subsidiaries during such period; excluding, however, (1) any amount of such interest of any Restricted Subsidiary if the net income of such Restricted Subsidiary is excluded in the calculation of Adjusted Consolidated Net Income pursuant to clause (3) of the definition thereof (but only in the same proportion as the net income of such Restricted Subsidiary is excluded from the calculation of Adjusted Consolidated Net Income pursuant to clause (3) of the definition thereof) and (2) any premiums, fees and expenses (and any amortization thereof) payable in connection with the offering of the Notes, all as determined on a consolidated basis (without taking into account Unrestricted Subsidiaries) in conformity with GAAP.

        "Credit Agreement" means the Credit Agreement dated as of the Closing Date, among Holdings, Graphics, the lenders from time to time party thereto, and Bank of America, N.A., as Administrative Agent, together with all the other documents related thereto (including, without limitation, any Guarantees and security documents), in each case as such agreements may be amended (including any amendment and restatement thereof), supplemented, extended, renewed, replaced or otherwise modified from time to time, including, without limitation, any agreement increasing the amount of, extending the maturity of, refinancing or otherwise restructuring (including, but not limited to, the inclusion or substitution of additional or different borrowers, guarantors, debtors or lenders thereunder that are Subsidiaries of Holdings or Graphics and whose obligations are guaranteed by Holdings or Graphics thereunder) all or a portion of the Indebtedness under such agreements or any successor agreements.

        "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement.

        "Default" means any event that is, or after notice or passage of time or both would be, an Event of Default.

        "Disinterested Director" of any Person means, with respect to any transaction or series of related transactions, a member of the Board of Directors of such Person who does not have any material direct or indirect financial interest in or with respect to such transaction or series of related transactions, provided that the entire Board of Directors may, in good faith, determine whether any member of the Board of Directors is a Disinterested Director for such purpose, and such determination shall be conclusive.

        "Disqualified Stock" means any class or series of Capital Stock of any Person that by its terms or otherwise is (1) required to be redeemed prior to the Stated Maturity of the Notes, (2) redeemable at the option of the holder of such class or series of Capital Stock at any time prior to the Stated Maturity of the Notes or (3) convertible into or exchangeable for Capital Stock referred to in clause (1) or (2) above or Indebtedness having a scheduled maturity prior to the Stated Maturity of the Notes, provided that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an "asset sale" or "change of control" occurring prior to the Stated Maturity of the Notes shall not constitute Disqualified Stock if the "asset sale" or "change of control" provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions contained in "Limitation on Asset Sales" and "Repurchase of Notes upon a Change of Control" covenants and such Capital Stock specifically provides that such Person will not repurchase or redeem any such stock pursuant to such provision prior to Graphics' repurchase of such Notes as are required to be repurchased pursuant to the "Limitation on Asset Sales" and "Repurchase of Notes upon a Change of Control" covenants.

        "fair market value" means the price that would be paid in an arm's-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by the Board of Directors, whose determination shall be conclusive if evidenced by a resolution of the Board of Directors.

        "First Priority Lien Obligations" means (i) the Indebtedness and other obligations under the Credit Agreement of Holdings, Graphics and its Subsidiaries, (ii) Indebtedness and other obligations of Graphics and its Subsidiaries in respect of Interest Rate Agreements, Currency Agreements and other hedging arrangements and agreements related to such Indebtedness, and (iii) any obligations under any other agreements evidencing Indebtedness, in the case of each of (i), (ii) and (iii) secured by a first priority Lien on any assets or properties of Graphics or any Restricted Subsidiary under clause (6) of the definition of Permitted Liens.

        "First Priority Liens" means all Liens that secure the First Priority Lien Obligations.

        "Foreign Subsidiary" means any Subsidiary of Graphics that is an entity which is a controlled foreign corporation under Section 957 of the Internal Revenue Code.

        "Four Quarter Period" means, with respect to any date, the most recent four fiscal quarters prior to such date for which reports have been filed with the SEC or provided to the Trustee.

        "GAAP" means generally accepted accounting principles in the United States of America as in effect as of the Closing Date, including, without limitation, those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations contained or referred to in the Indenture shall be computed in conformity with GAAP applied on a consistent basis, except that calculations made for purposes of determining compliance with the terms of the covenants and with other provisions of the Indenture shall be made without giving effect to (1) the amortization of any expenses incurred in connection with the 2003 Recapitalization and (2) the write-off of expenses relating to the repayment of Indebtedness repaid in connection with the 2003 Recapitalization.

        "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services (unless such purchase arrangements are on arm's-length terms and are entered into in the ordinary course of business), to take-or-pay, or to maintain financial statement conditions or otherwise) or (2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part), provided that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

        "Guarantors" means Holdings and each Subsidiary Guarantor, and their successors under the Indenture, until such Guarantor is released in accordance with the terms of the Indenture.

        "Incur" means, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness, provided that (1) any Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary will be deemed to be incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary and (2) neither the accrual of interest nor the accretion of original issue discount shall be considered an Incurrence of Indebtedness.

        "Indebtedness" means, with respect to any Person at any date of determination (without duplication):

  (1)
  all indebtedness of such Person for borrowed money;

  (2)
  all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

  (3)
  all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto, but excluding obligations with respect to letters of credit (including trade letters of credit) securing obligations (other than obligations described in (1) or (2) above or (5), (6) or (7) below) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if drawn upon, to the extent such drawing is reimbursed no later than the third Business Day following receipt by such Person of a demand for reimbursement);

  (4)
  all obligations of such Person to pay the deferred and unpaid purchase price of property or services, which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services, except Trade Payables and other accrued expenses arising in the ordinary course of business and payable within one year of the incurrence thereof;

  (5)
  all Capitalized Lease Obligations;

  (6)
  all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person, provided that the amount of such Indebtedness shall be the lesser of (A) the fair market value of such asset at such date of determination and (B) the amount of such Indebtedness;

  (7)
  all Indebtedness of other Persons Guaranteed by such Person to the extent such Indebtedness is Guaranteed by such Person;

  (8)
  to the extent not otherwise included in this definition, obligations under Commodity Agreements, Currency Agreements and Interest Rate Agreements (other than Commodity Agreements, Currency Agreements and Interest Rate Agreements designed solely to protect Graphics or its Restricted Subsidiaries against fluctuations in commodity prices, foreign currency exchange rates or interest rates and that do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in commodity prices, foreign currency exchange rates or interest rates or by reason of fees, indemnities and compensation payable thereunder); and

  (9)
  all Disqualified Stock issued by such Person with the amount of Indebtedness represented by such Disqualified Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends, if any.

        For purposes hereof, the "maximum fixed repurchase price" of any Disqualified Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified

Stock as if such Disqualified Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Stock, such fair market value shall be determined reasonably and in good faith by the Board of Directors of the issuer of such Disqualified Stock.

        The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, provided

  (A)
  that the amount outstanding at any time of any Indebtedness issued with original issue discount is the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP,

  (B)
  that money borrowed and set aside at the time of the Incurrence of any Indebtedness in order to prefund the payment of the interest on such Indebtedness shall not be deemed to be "Indebtedness" so long as such money is held to secure the payment of such interest and

  (C)
  that Indebtedness shall not include:

  (x)
  any liability for federal, state, local or other taxes,

  (y)
  performance, surety or appeal or other similar bonds provided in the ordinary course of business, or

  (z)
  agreements providing for indemnification, adjustment of purchase price, "earn out" or similar obligations, or Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of Graphics or any of its Restricted Subsidiaries pursuant to such agreements, in any case Incurred in connection with the disposition of any business, assets or Restricted Subsidiary (other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition), so long as the principal amount does not exceed the gross proceeds actually received by Graphics or any Restricted Subsidiary in connection with such disposition.

        "Intercreditor Agreement" means the Intercreditor Agreement to be dated on or about the Closing Date among the Senior Collateral Agent, the Trustee, the Collateral Agent and Graphics, as amended, modified, restated, supplemented or replaced from time to time.

        "Interest Coverage Ratio" means, on any Transaction Date, the ratio of (1) the aggregate amount of Consolidated EBITDA for the Four Quarter Period prior to such Transaction Date to (2) the aggregate Consolidated Interest Expense during such Four Quarter Period. In making the foregoing calculation:

  (A)
  pro forma effect shall be given to any Indebtedness Incurred or repaid during the period (the "Reference Period") commencing on the first day of the Four Quarter Period and ending on the Transaction Date (other than Indebtedness Incurred or repaid under a revolving credit or similar arrangement to the extent of the commitment thereunder (or under any predecessor revolving credit or similar arrangement) in effect on the last day of such Four Quarter Period, unless any portion of such Indebtedness is projected, in the reasonable judgment of the senior management of Graphics, to remain outstanding for a period in excess of 12 months from the date of the Incurrence thereof), in each case as if such Indebtedness had been Incurred or repaid on the first day of such Reference Period;

  (B)
  Consolidated Interest Expense attributable to interest on any Indebtedness (whether existing or being Incurred) computed on a pro forma basis and bearing a floating interest rate shall be computed as if the rate in effect on the Transaction Date (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months or, if shorter, at least equal to the remaining term of such Indebtedness) had been the applicable rate for the entire period;

  (C)
  pro forma effect shall be given to Asset Dispositions and Asset Acquisitions (including giving pro forma effect to the application of proceeds of any Asset Disposition and to any expense and cost reductions, calculated on a basis consistent with Regulation S-X under the Exchange Act, attributable to the assets which are the subject of the Asset Acquisition or Asset Disposition) that occur during such Reference Period as if they had occurred and such proceeds had been applied on the first day of such Reference Period; and

  (D)
  pro forma effect shall be given to asset dispositions and asset acquisitions (including giving pro forma effect to the application of proceeds of any asset disposition and to expense and cost reductions, calculated on a basis consistent with Regulation S-X under the Exchange Act, attributable to the assets that are the subject of any asset disposition or asset acquisition) that have been made by any Person that has become a Restricted Subsidiary or has been merged with or into Graphics or any Restricted Subsidiary during such Reference Period and that would have constituted Asset Dispositions or Asset Acquisitions had such transactions occurred when such Person was a Restricted Subsidiary as if such asset dispositions or asset acquisitions were Asset Dispositions or Asset Acquisitions that occurred on the first day of such Reference Period, provided that to the extent that clause (C) or (D) of this sentence requires that pro forma effect be given to an Asset Acquisition or Asset Disposition, such pro forma calculation shall be based upon the four full fiscal quarters immediately preceding the Transaction Date of the Person, or division or line of business of the Person, that is acquired or disposed for which financial information is available.

        "Interest Rate Agreement" means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement, option or future contract or other similar agreement or arrangement.

        "Investment" in any Person means any direct or indirect advance, loan or other extension of credit (including, without limitation, by way of Guarantee or similar arrangement; but excluding advances to customers or suppliers in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable, prepaid expenses or deposits on the balance sheet of Graphics or its Restricted Subsidiaries and endorsements for collection or deposit arising in the ordinary course of business) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, bonds, notes, debentures or other similar instruments issued by, such Person and shall include (1) the designation of a Restricted Subsidiary as an Unrestricted Subsidiary and (2) the retention of the Capital Stock (or any other Investment) by Graphics or any of its Restricted Subsidiaries, of (or in) any Person that has ceased to be a Restricted Subsidiary, including without limitation, by reason of any transaction permitted by the "Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries" covenant. For purposes of the definition of "Unrestricted Subsidiary" and the "Limitation on Restricted Payments" covenant, (a) the amount of or a reduction in an Investment shall be equal to the fair market value thereof at the time such Investment is made or reduced and (b) in the event Graphics or a Restricted Subsidiary makes an Investment by transferring assets to any Person and as part of such transaction receives Net Cash Proceeds, the amount of such Investment shall be the fair market value of the assets less the amount of Net Cash Proceeds so received, provided the Net Cash Proceeds are applied in accordance with clause (A) or (B) of the "Limitation on Asset Sales" covenant.

        "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof or any agreement to give any security interest).

        "Management Investors" means the officers, directors, employees and other members of the management of Graphics, Holdings or a Subsidiary, or family members or relatives thereof or trusts for the benefit of any of the foregoing, who at any particular date shall beneficially own or have the right to acquire, directly or indirectly, Capital Stock of Holdings.

        "Management Stock" means Capital Stock of Holdings, or options, warrants or rights to acquire Capital Stock of Holdings, held by any of the Management Investors.

        "Moody's" means Moody's Investors Service, Inc. and its successors.

        "Net Cash Proceeds" means:

  (a)
  with respect to any Asset Sale, the proceeds of such Asset Sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of

  (1)
  brokerage commissions and other fees and expenses (including fees and expenses of counsel and investment bankers) related to such Asset Sale;

  (2)
  provisions for all taxes (whether or not such taxes will actually be paid or are payable) as a result of such Asset Sale without regard to the consolidated results of operations of Graphics and its Restricted Subsidiaries, taken as a whole;

  (3)
  payments made to repay Indebtedness or any other obligation outstanding at the time of such Asset Sale that either (x) is secured by a Lien on the property or assets sold or (y) is required to be paid as a result of such Asset Sale; and

  (4)
  appropriate amounts to be provided by Graphics or any Restricted Subsidiary as a reserve against any liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined in conformity with GAAP; and

  (b)
  with respect to any issuance or sale of Capital Stock, the proceeds of such issuance or sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of attorney's fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

        "Note Guarantee" means any Guarantee of the obligations of Graphics under the Indenture and the Notes by any Guarantor.

        "Offer to Purchase" means an offer to purchase Notes by Graphics from the Holders commenced by mailing a notice to the Trustee and each Holder stating:

  (1)
  the covenant pursuant to which the offer is being made and that all Notes validly tendered will be accepted for payment on a pro rata basis;

  (2)
  the purchase price and the date of purchase (which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the "Payment Date");

  (3)
  that any Note not tendered will continue to accrue interest pursuant to its terms;

  (4)
  that, unless Graphics defaults in the payment of the purchase price, any Note accepted for payment pursuant to the Offer to Purchase shall cease to accrue interest on and after the Payment Date;

  (5)
  that Holders electing to have a Note purchased pursuant to the Offer to Purchase will be required to surrender the Note, together with the form entitled "Option of the Holder to Elect Purchase" on the reverse side of the Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day immediately preceding the Payment Date;

  (6)
  that Holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the third Business Day immediately preceding the Payment Date, a telegram, facsimile transmission or letter setting forth the name of such Holder, the principal amount of Notes delivered for purchase and a statement that such Holder is withdrawing his election to have such Notes purchased; and

  (7)
  that Holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered, provided that each Note purchased and each new Note issued shall be in a principal amount of $1,000 or integral multiples of $1,000.

        "Permitted Holders" means, collectively, The Morgan Stanley Leveraged Equity Fund II, L.P., a Delaware limited partnership, Morgan Stanley Capital Partners III, L.P., a Delaware limited partnership, Morgan Stanley Capital Investors, L.P., a Delaware limited partnership, and MSCP III 892 Investors, L.P., a Delaware limited partnership, and the other investors, including the officers and directors of Graphics or Holdings, who beneficially own Voting Stock of Holdings on the Closing Date after giving effect to the 2003 Recapitalization or, upon the death of any such individual investor, such individual investor's executors, administrators, testamentary trustees, heirs, legatees or beneficiaries.

        "Permitted Investment" means:

  (1)
  an Investment in Graphics or a Subsidiary Guarantor or a Person that will, upon the making of such Investment, become a Subsidiary Guarantor or be merged or consolidated with or into or transfer or convey all or substantially all its assets to, Graphics or a Subsidiary Guarantor, provided that such person's primary business is related, ancillary or complementary to the businesses of Graphics and its Restricted Subsidiaries on the date of such Investment;

  (2)
  Temporary Cash Investments;

  (3)
  payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses in accordance with GAAP;

  (4)
  stock, obligations or securities received in satisfaction of judgments;

  (5)
  an Investment in an Unrestricted Subsidiary consisting solely of an Investment in another Unrestricted Subsidiary; and

  (6)
  Commodity Agreements, Interest Rate Agreements and Currency Agreements designed solely to protect Graphics or its Restricted Subsidiaries against fluctuations in commodity prices, interest rates or foreign currency exchange rates.

        "Permitted Liens" means:

  (1)
  Liens securing the Notes and the Note Guarantees in an aggregate principal amount outstanding at any time not to exceed $280 million;

  (2)
  Liens existing on the Closing Date;

  (3)
  Liens granted after the Closing Date on any assets or Capital Stock of Graphics or its Restricted Subsidiaries created in favor of the Holders;

  (4)
  Liens with respect to the assets of a Restricted Subsidiary granted by such Restricted Subsidiary to Graphics or a Wholly Owned Restricted Subsidiary to secure Indebtedness owing to Graphics or such other Restricted Subsidiary;

  (5)
  Liens securing Indebtedness that is Incurred to refinance secured Indebtedness (other than Indebtedness secured by Liens pursuant to clause (6) below) which is permitted to be Incurred under Clause (3) of the second paragraph of the "Limitation on Indebtedness" covenant, provided that such Liens do not extend to or cover any property or assets of Graphics or any Restricted Subsidiary other than the property or assets securing the Indebtedness being refinanced;

  (6)
  Liens to secure Indebtedness that is permitted under the "Limitation on Indebtedness" covenant in an aggregate principal amount outstanding at any time not to exceed $100 million and Liens securing Interest Rate Agreements, Currency Agreements or other hedging arrangements or agreements related to such Indebtedness;

  (7)
  Liens (including extensions and renewals thereof) upon real or personal property acquired after the Closing Date, provided that (a) such Lien is created solely for the purpose of securing Indebtedness Incurred, in accordance with the "Limitation on Indebtedness" covenant, to finance the cost (including the cost of improvement or construction) of the item of property or assets subject thereto and such Lien is created prior to, at the time of or within six months after the later of the acquisition, the completion of construction or the commencement of full operation of such property, (b) the principal amount of the Indebtedness secured by such Lien does not exceed 100% of such cost and (c) any such Lien shall not extend to or cover any property or assets other than such item of property or assets and any improvements on such item, provided further that if such Indebtedness is secured by a Lien on Collateral, the Notes shall be secured by a Second Priority Lien on such item of property or assets;

  (8)
  Liens on cash set aside at the time of the Incurrence of any Indebtedness, or government securities purchased with such cash, in either case to the extent that such cash or government securities pre-fund the payment of interest on such Indebtedness and are held in a collateral or escrow account or similar arrangement to be applied for such purpose; or

  (9)
  Liens for taxes, assessments, governmental charges or claims that are being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made;

  (10)
  statutory and common law Liens of landlords and carriers, warehousemen, mechanics, suppliers, materialmen, repairmen or other similar Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made;

  (11)
  Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security;

  (12)
  Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory or regulatory obligations, bankers' acceptances, surety and appeal bonds, government contracts, performance and return-of-money bonds and other obligations of a similar nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money);

  (13)
  easements, rights-of-way, municipal and zoning ordinances and similar charges, encumbrances, title defects or other irregularities that do not materially interfere with the ordinary course of business of Graphics or any of its Restricted Subsidiaries;

  (14)
  leases or subleases granted to others that do not materially interfere with the ordinary course of business of Graphics and its Restricted Subsidiaries, taken as a whole;

  (15)
  Liens encumbering property or assets under construction arising from progress or partial payments by a customer of Graphics or its Restricted Subsidiaries relating to such property or assets;

  (16)
  any interest or title of a lessor in the property subject to any Capitalized Lease or operating lease;

  (17)
  Liens arising from filing Uniform Commercial Code financing statements regarding leases;

  (18)
  Liens on property of, or on shares of Capital Stock or Indebtedness of, any Person existing at the time such Person becomes, or becomes a part of, any Restricted Subsidiary, provided that such Liens do not extend to or cover any property or assets of Graphics or any Restricted Subsidiary other than the property or assets acquired;

  (19)
  Liens in favor of Graphics or any Restricted Subsidiary;

  (20)
  Liens arising from the rendering of a final judgment or order against Graphics or any Restricted Subsidiary that does not give rise to an Event of Default;

  (21)
  Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and the products and proceeds thereof;

  (22)
  Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

  (23)
  Liens encumbering customary initial deposits and margin deposits, and other Liens that are within the general parameters customary in the industry and incurred in the ordinary course of business, in each case, securing Indebtedness under Commodity Agreements, Interest Rate Agreements and Currency Agreements designed solely to protect Graphics or any of its Restricted Subsidiaries from fluctuations in interest rates, currencies or the price of commodities;

  (24)
  Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by Graphics or any of its Restricted Subsidiaries in the ordinary course of business in accordance with the past practices of Graphics and its Restricted Subsidiaries prior to the Closing Date; and

  (25)
  Liens on shares of Capital Stock of any Unrestricted Subsidiary to secure Indebtedness of such Unrestricted Subsidiary.

        "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

        "Pledge Agreement" means the Pledge Agreement to be dated on or about the Closing Date between Holdings and the Collateral Agent, as amended, modified, restated, supplemented or replaced from time to time.

        "Public Equity Offering" means an underwritten primary public offering of Common Stock of Graphics pursuant to an effective registration statement under the Securities Act.

        A "Public Market" shall be deemed to exist if (i) a Public Equity Offering has been consummated and (ii) at least 15% of the total issued and outstanding Common Stock of Graphics has been distributed by means of an effective registration statement under the Securities Act or sales pursuant to Rule 144 under the Securities Act.

        "Replacement Assets" means, on any date, property or assets (other than current assets) of a nature or type or that are used in a business (or an Investment in a company having property or assets of a nature or type, or engaged in a business) similar or related to the nature or type of the property and assets of, or the business of, Graphics and its Restricted Subsidiaries existing on such date.

        "Restricted Subsidiary" means any Subsidiary of Graphics other than an Unrestricted Subsidiary.

        "S&P" means Standard & Poor's, a division of The McGraw-Hill Companies, and its successors.

        "Security Agreement" means the Security Agreement to be dated on or about the Closing Date among the Collateral Agent, the Trustee, Holdings, Graphics and the Subsidiaries of Graphics party thereto, granting, among other things, a second priority Lien on the Collateral described therein in favor of the Collateral Agent for the benefit of the Trustee and holders of the Notes, as amended, modified, restated, supplemented or replaced from time to time.

        "Security Documents" means, collectively, the Security Agreement, the Intercreditor Agreement, the Pledge Agreement and all other security agreements, pledges, collateral assignments or other instruments evidencing or creating any Security Interests in favor of the Collateral Agent, for the benefit of the Trustee and holders of the Notes, in all or any portion of the Collateral, in each case, as amended, modified, restated, supplemented or replaced from time to time.

        "Security Interests" means the Liens on the Collateral created by the Security Documents in favor of the Collateral Agent for the benefit of the Trustee and the holders of the Notes.

        "Significant Subsidiary" means, at any date of determination, any Restricted Subsidiary that, together with its Subsidiaries, (1) for the most recent fiscal year of Graphics, accounted for more than 10% of the consolidated revenues of Graphics and its Restricted Subsidiaries or (2) as of the end of such fiscal year, was the owner of more than 10% of the consolidated assets of Graphics and its Restricted Subsidiaries, all as set forth on the most recently available consolidated financial statements of Graphics for such fiscal year.

        "Stated Maturity" means, (1) with respect to any debt security, the date specified in such debt security as the fixed date on which the final installment of principal of such debt security is due and payable and (2) with respect to any scheduled installment of principal of or interest on any debt security, the date specified in such debt security as the fixed date on which such installment is due and payable.

        "Subsidiary" means, with respect to any Person, any corporation, association or other business entity of which more than 50% of the voting power of the outstanding Voting Stock is owned, directly or indirectly, by such Person and one or more other Subsidiaries of such Person.

        "Subsidiary Guarantor" means any Restricted Subsidiary which provides a Note Guarantee of Graphics' obligations under the Indenture and the Notes pursuant to the "Limitation on Issuances of Guarantees by Restricted Subsidiaries" covenant, and its successors until released in accordance with the terms of the Indenture.

        "Temporary Cash Investment" means any of the following:

  (1)
  direct obligations of the United States of America or any agency thereof or obligations fully and unconditionally guaranteed by the United States of America or any agency thereof, in each case maturing within one year unless such obligations are deposited by Graphics (x) to defease any Indebtedness or (y) in a collateral or escrow account or similar arrangement to prefund the payment of interest on any indebtedness;

  (2)
  time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $100 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated "A" (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money market fund sponsored by a registered broker dealer or mutual fund distributor;

  (3)
  repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with a bank or trust company meeting the qualifications described in clause (2) above;

  (4)
  commercial paper, maturing not more than one year after the date of acquisition, issued by a corporation (other than an Affiliate of Graphics) organized and in existence under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of "P-1" (or higher) according to Moody's or "A-1" (or higher) according to S&P;

  (5)
  securities with maturities of six months or less from the date of acquisition issued or fully and unconditionally guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least "A" by S&P or Moody's; and

  (6)
  any mutual fund that has at least 95% of its assets continuously invested in investments of the types described in clauses (1) through (5) above.

        "Trade Payables" means, with respect to any Person, any accounts payable or any other indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person or any of its Subsidiaries arising in the ordinary course of business in connection with the acquisition of goods or services.

        "Transaction Date" means, with respect to the Incurrence of any Indebtedness, the date such Indebtedness is to be Incurred and, with respect to any Restricted Payment, the date such Restricted Payment is to be made.

        "Unrestricted Subsidiary" means (1) any Subsidiary of Graphics that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below; and (2) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Restricted Subsidiary (including any newly acquired or newly formed Subsidiary of Graphics) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, Graphics or any Restricted Subsidiary, provided that (A) any Guarantee by Graphics or any Restricted Subsidiary of any Indebtedness of the Subsidiary being so designated shall be deemed an "Incurrence" of such Indebtedness and an "Investment" by Graphics or such Restricted Subsidiary (or both, if applicable) at the time of such designation; (B) either (I) the Subsidiary to be so designated has total assets of $1,000 or less or (II) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the "Limitation on Restricted Payments" covenant and (C) if applicable, the Incurrence of Indebtedness and the Investment referred to in clause (A) of this proviso would be permitted under the "Limitation on Indebtedness" and "Limitation on Restricted Payments" covenants. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary, provided that (a) no Default or Event of Default shall have occurred and be continuing at the time of or after giving effect to such designation and (b) all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately after such designation would, if Incurred at such time, have been permitted to be Incurred (and shall be deemed to have been Incurred) for all purposes of the Indenture. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an officers' certificate certifying that such designation complied with the foregoing provisions.

        "U.S. Government Obligations" means securities that are (1) direct obligations of the United States of America for the payment of which its full faith and credit is pledged or (2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof at any time prior to the Stated Maturity of the Notes, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such U.S. Government Obligation or a specific payment of interest on or principal of any such U.S. Government Obligation held by such custodian for the account of the holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of interest on or principal of the U.S. Government Obligation evidenced by such depository receipt.

        "Voting Stock" means with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person.

        "Wholly Owned" means, with respect to any Subsidiary of any Person, the ownership of all of the outstanding Capital Stock of such Subsidiary (other than any director's qualifying shares or Investments by foreign nationals mandated by applicable law) by such Person or one or more Wholly Owned Subsidiaries of such Person.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        The following discussion summarizes the material U.S. federal tax consequences of the acquisition, beneficial ownership and disposition of notes.

        This summary is based on the Internal Revenue Code of 1986 (the "Code"), regulations issued under the Code, judicial authority, and administrative rulings and practice, all as of the date of this prospectus, all of which are subject to change. Any such change may be applied retroactively and may adversely affect the U.S. federal tax consequences described in this prospectus. This summary addresses only the U.S. federal tax consequences to investors that will own notes as capital assets and not as part of a hedge, straddle, conversion, constructive sale or other risk reduction transaction for U.S. federal income tax purposes. This summary does not discuss all of the U.S. federal tax consequences that may be relevant to particular investors or to investors subject to special treatment under the U.S. federal income tax laws (such as insurance companies, partnerships or other entities treated as partnerships for U.S. federal income tax purposes, financial institutions, tax-exempt organizations, retirement plans, regulated investment companies, securities dealers, expatriates, or persons whose functional currency for tax purposes is not the U.S. dollar). We will not seek a ruling from the Internal Revenue Service with respect to any matters discussed in this section, and we cannot assure you that the IRS will not challenge one or more of the tax consequences described below. When we use the term "holder" in this section, we are referring to a beneficial owner of notes and not the record holder. Holders should consult their own tax advisors concerning the application of the U.S. federal tax laws to their particular situations as well as any consequences of the acquisition, beneficial ownership and disposition of notes arising under the laws of any other taxing jurisdiction.

U.S. Federal Income Tax Consequences to U.S. Holders

        The following is a general discussion of the material U.S. federal income tax consequences of the acquisition, beneficial ownership and disposition of notes by a holder that is a United States person, which we refer to as a U.S. Holder. For purposes of this discussion, a United States person means:

  •
  a citizen or resident of the United States (as defined for U.S. federal income tax purposes);

  •
  a corporation or other business entity treated as a corporation created or organized in or under the laws of the United States or any state or political subdivision thereof or therein (including the District of Columbia);

  •
  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all its substantial decisions, or certain electing trusts that were in existence on August 20, 1996, and were treated as domestic trusts on August 19, 1996.

        If an entity treated as a partnership for U.S. federal income tax purposes holds notes, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A holder that is a partner of such a partnership should consult with its own tax advisor about the U.S. federal income tax consequences of holding and disposing of the notes.

  Treatment of Interest

        Stated interest on the notes will be taxable to a U.S. Holder as ordinary income at the time it is accrued or received (in accordance with the U.S. Holder's method of tax accounting).

  Market Discount

        If a U.S. Holder purchases a note for an amount less than the stated principal amount of the note, the amount of such difference is "market discount" for U.S. federal income tax purposes, unless such difference is less than 1/4 of one percent of the stated principal amount multiplied by the number of complete years to maturity from the date of such purchase.

        Unless a U.S. Holder elects to include market discount in income as it accrues, any gain realized on the sale, exchange, retirement, or other disposition of a note and any partial principal payment received on a note generally will be treated as ordinary income to the extent of any accrued market discount on the note. In addition, a U.S. Holder may be required to defer deductions for a portion of the interest paid on any indebtedness incurred to purchase or carry a note that has market discount.

        In general, market discount on a note will be considered to accrue ratably during the period from the date of purchase of the note to its maturity date, unless the U.S. Holder elects to accrue market discount on a constant yield basis. A U.S. Holder may elect to include market discount in gross income currently as it accrues (on either a ratable or a constant yield basis), in which case the interest deferral rule described above will not apply. The election to include market discount in gross income on an accrual basis, once made, applies to all market discount obligations acquired by the holder on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the IRS. The U.S. Holder's tax basis in the note will be increased by the amount of any market discount included in gross income under such an election. U.S. Holders of notes with market discount should consult their tax advisors regarding the manner in which accrued market discount is calculated and the election to include market discount currently in income.

  Premium

        In general, if a U.S. Holder purchases a note for an amount greater than the sum of all amounts payable on the note (other than stated interest payments) after the date of purchase, the amount of such excess is "bond premium" for U.S. federal income tax purposes. A U.S. Holder may elect to amortize bond premium over the remaining term of the note (or, if it results in a smaller amount of amortizable bond premium, until an earlier call date) on a constant yield basis as an offset to interest income (and not as a separate item of deduction), but only as such holder takes stated interest into account under its regular method of tax accounting. The U.S. Holder's tax basis in the note will be reduced by the amount of bond premium so amortized. If a U.S. Holder does not elect to amortize bond premium, the holder will be required to report the full amount of stated interest on the note as ordinary income, even though the holder may be required to recognize a capital loss (which may not be available to offset ordinary income) on a sale or other disposition of the note. An election to amortize bond premium, once made, applies to all debt instruments held or subsequently acquired by the U.S. Holder on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the IRS. U.S. Holders of notes with bond premium should consult their tax advisors regarding the application of these rules.

  Treatment of Disposition of Notes

        Upon the sale, exchange, retirement or other taxable disposition of a note, a U.S. Holder generally will recognize gain or loss equal to the difference between the sum of cash plus the fair market value of all other property received on such disposition (other than amounts representing accrued and unpaid interest not previously included in income) and the U.S. Holder's tax basis in the note. A U.S. Holder's tax basis in a note will be, in general, the cost of the note to the U.S. Holder, increased by the amount of market discount previously included in income, and decreased by the amount of bond premium previously amortized. Subject to the market discount rules discussed above, gain or loss realized on the sale, exchange or retirement of a note generally will be capital gain or loss, and will be long-term capital gain or loss if, at the time of such sale, exchange or retirement, the U.S. Holder's holding period in the note is more than one year. Net long-term capital gain recognized by a non-corporate U.S. Holder generally is subject to U.S. federal income tax at a preferential rate. The deductibility of capital losses by U.S. Holders is subject to limitations.

U.S. Federal Tax Consequences to Non-U.S. Holders

        The following is a general discussion of the U.S. federal income and estate tax consequences of the acquisition, beneficial ownership and disposition of a note by a holder that is not a partnership or a United States person, which we refer to as a Non-U.S. Holder. For purposes of the following discussion, any interest income and any gain realized on the sale, exchange or other disposition of a note will be considered "U.S. trade or business income" if such interest income or gain is (i) effectively connected with the conduct of a trade or business in the United States or (ii) in the case of a treaty resident, attributable to a permanent establishment (or in the case of an individual, to a fixed base) in the United States.

  Treatment of Interest

        A Non-U.S. Holder will not be subject to U.S. federal income or withholding tax in respect of interest income on a note if each of the following requirements is satisfied:

  •
  The interest is not U.S. trade or business income (as defined above).

  •
  The Non-U.S. Holder provides to us or our paying agent an appropriate statement on IRS Form W-8BEN (or suitable substitute form), together with all appropriate attachments, signed under penalties of perjury, identifying the Non-U.S. Holder and certifying, among other things, that the Non-U.S. Holder is not a United States person. If a note is held through a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business, this requirement is satisfied if (i) the Non-U.S. Holder provides such a form to the organization or institution and (ii) the organization or institution, under penalties of perjury, certifies to us that it has received such a form from the beneficial owner or another intermediary and furnishes us or our paying agent with a copy thereof.

  •
  The Non-U.S. Holder does not actually or constructively own 10% or more of the voting power of our stock.

  •
  The Non-U.S. Holder is not a "controlled foreign corporation" (as defined for U.S. federal income tax purposes) that is actually or constructively related to us.

        If all of these conditions are not met, a 30% U.S. withholding tax will apply to interest income on the notes, unless either (i) an applicable income tax treaty reduces or eliminates such tax, and a Non-U.S. Holder claiming the benefit of that treaty provides to us or our paying agent a properly executed IRS Form W-8BEN (or substitute form) or (ii) the interest is U.S. trade or business income (as defined above) and the Non-U.S. Holder provides an appropriate statement to that effect on IRS Form W-8ECI (or substitute form). In the case of the second exception, such Non-U.S. Holder generally will be subject to U.S. federal income tax with respect to all income from the notes on a net income basis in the same manner as a U.S. Holder, as described above. Additionally, Non-U.S. Holders that are corporations could be subject to a branch profits tax on such income. Special procedures contained in Treasury regulations may apply to partnerships, trusts and intermediaries. We urge Non-U.S. Holders to consult their own tax advisors for information on the impact of these withholding regulations.

  Treatment of Disposition of Notes

        Generally, a Non-U.S. Holder will not be subject to U.S. federal income tax on gain realized upon the sale, exchange, retirement or other disposition of a note unless:

  •
  such holder is an individual present in the United States for 183 days or more in the taxable year of the sale, exchange, retirement or other disposition and certain other conditions are met, or

  •
  the gain is U.S. trade or business income (as defined above).

  Treatment of Notes for U.S. Federal Estate Tax Purposes

        A note held, or treated as held, by an individual who is a Non-U.S. Holder at the time of his or her death will not be subject to U.S. federal estate tax, provided that the Non-U.S. Holder does not at the time of death actually or constructively own 10% or more of the combined voting power of all classes of our stock and payments of interest on such notes would not have been considered U.S. trade or business income (as defined above).

U.S. Information Reporting Requirements and Backup Withholding

        When required, we will report to the holders of the notes and the IRS amounts paid on or with respect to the notes and the amount of any tax withheld from such payments.

        Certain non-corporate U.S. Holders may be subject to backup withholding, currently at a rate of 28%, on payments made on or with respect to the notes and on payment of the proceeds from the disposition of a note. In general, backup withholding will apply to a U.S. Holder only if the U.S. Holder:

  •
  fails to furnish its Taxpayer Identification Number, or TIN, which for an individual is generally his or her Social Security Number;

  •
  furnishes an incorrect TIN;

  •
  is notified by the IRS that it has failed properly to report payments of interest and dividends; or

  •
  under certain circumstances, fails to certify, under penalties of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments.

        A U.S. Holder will be eligible for an exemption from backup withholding by providing a properly completed IRS Form W-9 (or substitute form) to us or our paying agent.

        A Non-U.S. Holder that provides an IRS Form W-8BEN (or substitute form), together with all appropriate attachments, signed under penalties or perjury, identifying the Non-U.S. Holder and certifying that the Non-U.S. Holder is not a United States person, will not be subject to U.S. backup withholding provided that neither we nor our paying agent has actual knowledge that the holder is a United States person or otherwise does not satisfy the requirements of an exemption. Certain information reporting requirements may still apply even if an exemption from backup withholding is established.

        The payment of the proceeds from the disposition of notes to or through the United States office of any broker, United States or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-United States status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the holder is a United States person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of notes to or through a non-United States office of a non-United States broker will not be subject to information reporting or backup withholding unless the non-United States broker has certain types of relationships with the United States, which we refer to as a United States related person. In the case of the payment of the proceeds from the disposition of the notes to or through a non-United States office of a broker that is either a United States person or a United States related person, the Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge to the contrary or the owner otherwise establishes an exemption. Non-U.S. Holders should consult their own tax advisors on the application of information reporting and backup withholding to them in their particular circumstances (including upon their disposition of notes).

        Backup withholding is not an additional tax and may be refunded or credited against the holder's U.S. federal income tax liability, provided that certain required information is furnished to the IRS in an appropriate return. The information reporting requirements may apply regardless of whether withholding is required. Copies of the information returns reporting interest and withholding may be made available to the tax authorities in foreign countries under the provisions of a tax treaty or agreement.

        The U.S. federal tax discussion set forth above is included for general information only and may not be applicable depending upon a holder's particular situation. Holders should consult their own tax advisors with respect to the tax consequences to them of the acquisition, beneficial ownership and disposition of notes, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

PLAN OF DISTRIBUTION

        This prospectus is to be used by Morgan Stanley & Co. Incorporated in connection with offers and sales of the notes in market-making transactions effected from time to time. Morgan Stanley & Co. Incorporated may act as a principal or agent in such transactions, including as agent for the counterparty when acting as principal or as agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties when it acts as agent for both. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices.

        Various funds controlled by affiliates of Morgan Stanley & Co. Incorporated own approximately 51.7% of the outstanding common stock of Holdings. Graphics and Holdings may from time to time enter into financial advisory or other investment banking relationships with Morgan Stanley & Co. Incorporated or one of its affiliates pursuant to which Morgan Stanley & Co. Incorporated or its affiliates will receive customary fees and will be entitled to reimbursement for all reasonable disbursements and out-of-pocket expenses incurred in connection therewith. Graphics expects that any such arrangement will include provisions for the indemnification of Morgan Stanley & Co. Incorporated or its affiliates against some liabilities, including liabilities under the federal securities laws. See "Certain Relationships and Related Transactions".

        Morgan Stanley & Co. Incorporated has informed Graphics that it does not intend to confirm sales of the notes to any accounts over which it exercises discretionary authority without the prior specific written approval of such transactions by the customer.

        Graphics has been advised by Morgan Stanley & Co. Incorporated that, subject to applicable laws and regulations, Morgan Stanley & Co. Incorporated currently intends to make a market in the notes. However, Morgan Stanley & Co. Incorporated is not obligated to do so and any such market-making may be interrupted or discontinued at any time without notice, in Morgan Stanley & Co. Incorporated's sole discretion. For so long as a market-making prospectus is required to be delivered, the ability of Morgan Stanley & Co. Incorporated to make a market in the notes may be dependent, in part, on the ability of Graphics to maintain a current market-making prospectus. In addition, such market-making activity will be subject to the limits imposed by the Securities Act and the Exchange Act. There can be no assurance that an active trading market will develop or be sustained. See "Risk Factors—There is no assurance that an active trading market for the notes will develop".

        Morgan Stanley & Co. Incorporated and Graphics have entered into an agreement with respect to the use by Morgan Stanley & Co. Incorporated of this prospectus. Pursuant to such agreement, Graphics agreed to bear all registration expenses incurred under such agreement, and Graphics agreed to indemnify Morgan Stanley & Co. Incorporated against some liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

        Certain legal matters with respect to the validity of the notes and Holdings' guarantee will be passed upon for us by Gibson, Dunn & Crutcher LLP, New York, New York. Gibson, Dunn & Crutcher LLP has performed, and will continue to perform, legal services for the MSCP Funds, companies controlled by the MSCP Funds and Morgan Stanley.

EXPERTS

        The consolidated financial statements and schedules of Holdings at March 31, 2004 and 2003, and for each of the three years in the period ended March 31, 2004, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

        The following consolidated financial statements of ACG Holdings, Inc. are included in this prospectus:

Report of Independent Registered Public Accounting Firm

Board of Directors
ACG Holdings, Inc.

We have audited the accompanying consolidated balance sheets of ACG Holdings, Inc. as of March 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' deficit, and cash flows for each of the three fiscal years in the period ended March 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ACG Holdings, Inc. at March 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended March 31, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in note 1 to the consolidated financial statements, in the fiscal year ended March 31, 2003, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

/s/ ERNST & YOUNG LLP

Nashville, Tennessee May 19, 2004

ACG HOLDINGS, INC.
Consolidated Balance Sheets
(In thousands)

	March 31,
	2004	2003
Assets
Current assets:
Cash	$—	—
Receivables:
Trade accounts, less allowance for doubtful accounts of $2,853 and $2,524 at March 31, 2004 and 2003, respectively	42,452	49,402
Income tax receivable	—	233
Other	2,533	2,227

Total receivables	44,985	51,862
Inventories	8,524	10,203
Deferred income taxes	2,313	6,246
Prepaid expenses and other current assets	4,836	4,296
Current assets of discontinued operations	—	866

Total current assets	60,658	73,473
Property, plant and equipment:
Land and improvements	2,963	2,932
Buildings and improvements	28,706	26,992
Machinery and equipment	228,431	221,079
Furniture and fixtures	13,210	12,712
Leased assets under capital leases	26,031	43,612
Equipment installations in process	4,084	2,853

	303,425	310,180
Less accumulated depreciation	(182,874)	(183,167)

Net property, plant and equipment	120,551	127,013
Excess of cost over net assets acquired	66,548	66,548
Other assets	20,156	11,125
Long-term assets of discontinued operations	—	282

Total assets	$267,913	278,441

See accompanying notes to consolidated financial statements.

ACG HOLDINGS, INC.
Consolidated Balance Sheets
(Dollars in thousands, except par values and liquidation preference)

	March 31,
	2004	2003
Liabilities and Stockholders' Deficit
Current liabilities:
Current installments of long-term debt and capitalized leases	$4,144	31,698
Trade accounts payable	29,727	39,044
Accrued expenses	42,550	32,302
Income tax payable	9	—
Current liabilities of discontinued operations	—	249

Total current liabilities	76,430	103,293
Long-term debt and capitalized leases, excluding current installments	294,154	200,059
Deferred income taxes	8,624	2,023
Other liabilities	77,480	80,765

Total liabilities	456,688	386,140
Commitments and contingencies
Stockholders' deficit:
Common stock, voting, $.01 par value, 5,852,223 shares authorized, 160,067 and 163,929 shares issued and outstanding at March 31, 2004 and 2003, respectively	2	2
Preferred stock, $.01 par value, 15,823 shares authorized, none issued and outstanding as of March 31, 2004; as of March 31, 2003, 3,617 shares Series AA convertible preferred stock issued and outstanding, $39,442,500 liquidation preference, and 1,606 shares Series BB convertible preferred stock issued and outstanding, $17,500,000 liquidation preference	—	—
Additional paid-in capital	2,103	58,816
Accumulated deficit	(169,516)	(140,655)
Other accumulated comprehensive loss, net of tax	(21,364)	(25,862)

Total stockholders' deficit	(188,775)	(107,699)

Total liabilities and stockholders' deficit	$267,913	278,441

See accompanying notes to consolidated financial statements.

ACG HOLDINGS, INC.
Consolidated Statements of Operations
(In thousands)

	Year ended March 31,
	2004	2003	2002
Sales	$471,102	517,139	539,208
Cost of sales	409,321	445,493	460,283

Gross profit	61,781	71,646	78,925
Selling, general and administrative expenses	32,734	37,614	35,511
Amortization of goodwill	—	—	3,012
Restructuring costs and other special charges	8,140	1,722	12,920

Operating income	20,907	32,310	27,482

Other expense (income):
Interest expense	34,175	28,674	29,973
Interest income	(9)	(90)	(167)
Loss on early extinguishment of debt	3,196	—	—
Other, net	489	1,503	624

Total other expense	37,851	30,087	30,430

Income (loss) from continuing operations before income taxes	(16,944)	2,223	(2,948)
Income tax expense (benefit)	11,441	1,559	(5,073)

Income (loss) from continuing operations	(28,385)	664	2,125
Discontinued operations:
Loss from operations, net of $0 tax	12	979	1,403
Loss on disposal, net of $0 tax	444	—	—

Net income (loss)	$(28,841)	(315)	722

See accompanying notes to consolidated financial statements.

ACG HOLDINGS, INC.
Consolidated Statements of Stockholders' Deficit
(In thousands)

	Voting common stock	Series AA and BB convertible preferred stock	Additional paid-in capital	Accumulated deficit	Other accumulated comprehensive income (loss)	Total
Balances, March 31, 2001	$1	—	58,370	(141,062)	(3,176)	$(85,867)

Net income	—	—	—	722	—	722
Other comprehensive loss, net of tax:
Change in cumulative translation adjustment	—	—	—	—	(254)	(254)
Change in minimum pension liability	—	—	—	—	(10,751)	(10,751)

Comprehensive loss						(10,283)
Executive stock compensation	—	—	130	—	—	130

Balances, March 31, 2002	$1	—	58,500	(140,340)	(14,181)	$(96,020)

Net loss	—	—	—	(315)	—	(315)
Other comprehensive loss, net of tax:
Change in cumulative translation adjustment	—	—	—	—	958	958
Change in minimum pension liability	—	—	—	—	(12,639)	(12,639)

Comprehensive loss						(11,996)
Exercise of options	1	—	—	—	—	1
Executive stock compensation	—	—	316	—	—	316

Balances, March 31, 2003	$2	—	58,816	(140,655)	(25,862)	$(107,699)

Net loss	—	—	—	(28,841)	—	(28,841)
Other comprehensive loss, net of tax:
Change in cumulative translation adjustment	—	—	—	—	1,295	1,295
Change in minimum pension liability	—	—	—	—	3,203	3,203

Comprehensive loss						(24,343)
Repurchase of preferred stock	—	—	(56,942)	—	—	(56,942)
Executive stock compensation	—	—	229	—	—	229
Purchase of treasury stock	—	—	—	(20)	—	(20)

Balances, March 31, 2004	$2	—	2,103	(169,516)	(21,364)	$(188,775)

See accompanying notes to consolidated financial statements.

ACG HOLDINGS, INC.
Consolidated Statements of Cash Flows
(In thousands)

	Year ended March 31,
	2004	2003	2002
Cash flows from operating activities:
Net income (loss)	$(28,841)	(315)	722
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Other special charges – non-cash	328	531	4,282
Loss on early extinguishment of debt – non-cash	3,196	—	—
Depreciation	23,587	23,526	26,209
Depreciation related to discontinued operations	26	355	815
Amortization of goodwill	—	—	3,012
Amortization of other assets	675	570	1,163
Amortization of deferred financing costs	2,191	1,626	1,420
Loss (gain) on disposals of property, plant and equipment	93	(16)	134
Impairment of asset	—	750	—
Deferred income tax expense (benefit)	10,534	408	(5,360)
Discontinued operations, net of tax	873	(547)	174
Changes in assets and liabilities, net of effects of discontinued operations:
Decrease in receivables	6,777	1,160	11,252
Decrease (increase) in current income taxes receivable	233	782	(1,015)
Decrease (increase) in inventories	1,765	(999)	3,701
Increase (decrease) in trade accounts payable	(9,626)	13,035	(10,322)
Increase (decrease) in accrued expenses	10,146	(1,604)	2,856
Increase (decrease) in current income taxes payable	9	—	(174)
Increase (decrease) in other liabilities	(82)	7,269	2,247
Other	(721)	(884)	(2,900)

Total adjustments	50,004	45,962	37,494

Net cash provided by operating activities	21,163	45,647	38,216

ACG HOLDINGS, INC.
Consolidated Statements of Cash Flows – Continued
(In thousands)

	Year ended March 31,
	2004	2003	2002
Cash flows from investing activities:
Purchases of property, plant and equipment	(13,096)	(27,862)	(16,532)
Purchases of property, plant and equipment – discontinued operations	—	—	(239)
Proceeds from sales of property, plant and equipment	24	295	400
Proceeds from discontinued operations	—	38	—
Other	(46)	83	(122)

Net cash used by investing activities	(13,118)	(27,446)	(16,493)

Cash flows from financing activities:
Repayment of long-term debt, net	(39,185)	(11,652)	(992)
Repayment of 12 3/4% senior subordinated notes	(170,055)	(1,700)	(8,245)
Proceeds from issuance of 10% senior second secured notes	280,000	—	—
Deferred financing costs paid	(14,633)	(850)	(483)
Repayment of capital lease obligations	(7,089)	(8,381)	(6,984)
Repayment of capital lease obligations-discontinued operations	—	(100)	(469)
Repurchase and retirement of preferred stock and cancellation of preferred stock options	(56,942)	—	—
Purchase of treasury stock	(20)	—	—
Exchange rate adjustment	—	3	(16)

Net cash used by financing activities	(7,924)	(22,680)	(17,189)

Effect of exchange rates on cash	(121)	(68)	13

Change in cash	—	(4,547)	4,547
Cash:
Beginning of period	—	4,547	—

End of period	$—	—	4,547

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$27,668	27,169	28,320
Income taxes, net of refunds	$509	180	1,530
Non-cash investing activities:
Assets purchased under capital lease obligations	$2,870	790	7,779

See accompanying notes to consolidated financial statements.

ACG HOLDINGS, INC.

Notes to Consolidated Financial Statements

(1)   Summary of Significant Accounting Policies

  ACG Holdings, Inc. ("Holdings") has no operations or significant assets other than its investment in American Color Graphics, Inc. ("Graphics"). Holdings and Graphics are collectively referred to as the "Company". Holdings is dependent upon distributions from Graphics to fund its obligations. However, Graphics' ability to pay dividends or lend to Holdings was either restricted or prohibited under the terms of its debt agreements at March 31, 2004, except that Graphics may pay specified amounts to Holdings (1) to enable Holdings to pay its general operating expenses; (2) to permit Holdings to make payments in respect of its indemnification obligations owing to directors, officers or other persons under Holdings' charter or by-laws or pursuant to written agreements with any such person, or obligations in respect of director and officer insurance (including premiums therefor); (3) to make payments in respect of indemnification obligations of Holdings in connection with any issuance by Holdings of capital stock of Holdings; (4) for distributions and restricted investments by Holdings in an aggregate amount of up to $0.5 million made to permit repurchases of common stock of Holdings or to purchase options to purchase common stock of Holdings granted to directors, officers and certain key employees of Holdings or Graphics pursuant to stock option plans adopted by the board of directors of Holdings or Graphics; and (5) for other distributions and restricted investments in an aggregate amount outstanding of up to $0.5 million; provided however (I) distributions and restricted investments under items (4) and (5) above can only be made if no default or event of default exists either before or after giving effect to such distribution or restricted investment and (II) can make additional distributions and restricted investments in an aggregate amount of $1.5 million under each of items (4) and (5) above if no default or event of default exists either before or after giving effect to such distribution and certain covenant test levels are met and availability under the Revolving Credit Facility (as defined herein) is greater than $18.0 million. The 10% Notes (as defined herein) are fully and unconditionally guaranteed on a senior basis by Holdings, and by all future domestic subsidiaries of Graphics. The Revolving Credit Facility is secured by substantially all of the assets of Graphics. Holdings has guaranteed Graphics' indebtedness under the Revolving Credit Facility, which guarantee is secured by a pledge of all of Graphics' and Graphics' subsidiaries' stock.

  The two business segments of the commercial printing industry in which the Company operates are (i) print and (ii) premedia services.

  Significant accounting policies are as follows:

  (a)
  Basis of Presentation

    The consolidated financial statements include the accounts of Holdings and all greater than 50%-owned subsidiaries, which are consolidated under accounting principles generally accepted in the United States.

    All significant intercompany transactions and balances have been eliminated in consolidation.

    Earnings-per-share data has not been provided since Holdings' common stock is closely held.

    Certain prior period information has been reclassified to conform to current period presentation.

  (b)
  Revenue Recognition

    Print revenues are recognized upon the completion of production. Shipment of printed material generally occurs upon completion of this production process. Materials are printed to unique customer specifications and are not returnable. Credits relating to specification variances and other customer adjustments have historically not been significant.

  (c)
  Trade Accounts Receivable

    Trade accounts receivable represents payments due from customers net of allowances for doubtful accounts. The Company continuously monitors collections and payments from its customers. Allowances for doubtful accounts are maintained based on historical payment patterns, aging of accounts receivable and actual write-off history. We estimate losses resulting from the inability of our customers to make required payments.

  (d)
  Inventories

    Inventories are valued at the lower of first-in, first-out ("FIFO") cost or market (net realizable value).

  (e)
  Property, Plant and Equipment

    Property, plant and equipment is stated at cost. Depreciation, which includes amortization of assets under capital leases, is based on the straight-line method over the shorter of the estimated useful lives of the assets or the remaining terms of the leases. Estimated useful lives used in computing depreciation and amortization expense are 3 to 15 years for furniture and fixtures and machinery and equipment, and 15 to 25 years for buildings and improvements. Expenses related to maintenance and repairs are expensed as incurred.

  (f)
  Excess of Cost Over Net Assets Acquired

    The excess of cost over net assets acquired (or "goodwill") was amortized on a straight-line basis over a range of 5 to 40 years for each of its principal business segments through the fiscal year ended March 31, 2002. The Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), on April 1, 2002.

    SFAS 142, which no longer requires the amortization of goodwill and instead requires goodwill to be evaluated at least annually for impairment, was effective for fiscal years beginning after December 15, 2001. A reconciliation of previously reported net income (loss) to the pro forma amount adjusted for the exclusion of amortization of goodwill, net of the related income tax effect, is as follows (in thousands):

	Fiscal Year Ended March 31,
	2004	2003	2002
Reported net income (loss)	$(28,841)	(315)	722
Add: Goodwill amortization, net of tax	—	—	3,012

Pro forma net income (loss)	$(28,841)	(315)	3,734

    In the quarter ended September 30, 2002, the Company performed its initial assessment of impairment as of April 1, 2002 and noted no impairment. The Company performed the required annual impairment tests of goodwill as of December 31, 2003 and 2002, and noted no impairment.

  (g)
  Impairment of Long-Lived Assets

    The Company evaluates the recoverability of its long-lived assets in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 requires periodic assessment of certain long-lived assets for possible impairment when events or circumstances indicate that the carrying amounts may not be recoverable. Long-lived assets are grouped and evaluated for impairment at the lowest level for which there are identifiable cash flows that are independent of the cash flows of other groups of assets. If it is determined that the carrying amounts of such long-lived assets are not recoverable, the assets are written down to their fair value.

  (h)
  Other Assets

    Financing costs related to the Revolving Credit Facility (as defined herein) are deferred and amortized over the term of the agreement. Costs related to the 10% Notes (as defined herein) are deferred and amortized over the term of the 10% Notes. Covenants not to compete are amortized over the terms of the underlying agreements, which are generally 5 years.

  (i)
  Income Taxes

    Income taxes have been provided using the liability method in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). Management has evaluated the need for a valuation allowance for deferred tax assets and believes that certain deferred tax assets will more likely than not be realized through the future reversal of existing taxable temporary differences.

  (j)
  Foreign Currency Translation

    The assets and liabilities of the Company's Canadian facility, which include interdivisional balances, are translated at year-end rates of exchange while revenue and expense items are translated at average rates for the year.

    Translation adjustments are recorded as a separate component of stockholders' deficit. Since the transactions of the Canadian facility are denominated in its functional currency and the interdivisional accounts are of a long-term investment nature, no transaction adjustments are included in the Company's consolidated results of operations.

  (k)
  Environmental

    Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future period revenue generation, are expensed. Environmental liabilities are provided when assessments and/or remedial efforts are probable and the related amounts can be reasonably estimated.

  (l)
  Fair Value of Financial Instruments

    The carrying amounts reflected in the consolidated balance sheets for receivables and payables approximate their respective fair values. A discussion of the carrying value and fair value of the Company's long-term debt is included in note 6 below. Fair values are based primarily on quoted prices for these or similar instruments. The Company is not a party to any financial instruments with material off-balance-sheet risk.

  (m)
  Concentration of Credit Risk

    Financial instruments, which subject the Company to credit risk, consist primarily of trade accounts receivable. Concentration of credit risk with respect to trade accounts receivable is generally diversified due to the large number of entities comprising the Company's customer base and their geographic dispersion. The Company performs ongoing credit evaluations of its customers and maintains an allowance for potential credit losses.

  (n)
  Use of Estimates

    The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  (o)
  Stock-Based Compensation

    The Company has elected to follow Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), in accounting for its stock-based compensation plan. The Company believes that including the fair value of compensation plans in determining net income is consistent with accounting for the cost of all other forms of compensation.

  (p)
  Shipping and Handling Costs

    The Company's shipping and handling costs are reflected within Cost of Sales in the Consolidated Statements of Operations.

  (q)
  Impact of Recently Issued Accounting Standards

    In November 2002, the Emerging Issues Task Force ("EITF") reached a Consensus on Issue No. 02-16, "Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor" ("EITF 02-16"). EITF 02-16 addresses the accounting and income statement classification for consideration given by a vendor to a reseller in connection with the sale of the vendor's products or for the promotion or sales of the vendor's products. The EITF concluded that such consideration received from vendors should be reflected as a decrease in prices paid for inventory and recognized in cost of sales as the related inventory is sold, unless specific criteria are met qualifying the consideration for treatment as revenues or reimbursement of specific, identifiable incremental costs. As clarified by the EITF in January 2003, this issue was effective for arrangements with vendors initiated on or after January 1, 2003. The provisions of this consensus have been applied prospectively and are materially consistent with the Company's existing accounting policy. Accordingly, the adoption of EITF 02-16 did not and will not have a material impact on the Company's consolidated financial statements as a whole.

    In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which was later revised in December 2003, to expand upon and strengthen existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. Historically, a company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN 46, as revised and interpreted, changes that guidance by requiring a variable interest entity, as defined, to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosure about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after December 31, 2003 and to existing entities created before December 31, 2003 in the first fiscal year beginning after December 15, 2004. The Company has no variable interest entities created after December 31, 2003. The Company has evaluated the requirements of FIN 46 and does not expect any effect on its consolidated financial statements as a whole.

    In December 2003, the FASB issued Statement of Financial Accounting Standards No. 132 (revised), "Employers' Disclosures about Pensions and other Postretirement Benefits" ("SFAS 132R"). This standard prescribes employers' disclosures about pension plans and other postretirement benefit plans, but does not change the measurement of recognition of those plans. SFAS 132R retains and revises the disclosure requirements contained in the original standard. It also requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit costs of defined benefit pension plans and other postretirement benefit plans. For public companies, SFAS 132R is generally effective for fiscal years ending after December 15, 2003. The revised disclosure requirements are incorporated in note 9.

(2)   Discontinued Operations

  In June 2003, the Company sold its digital visual effects business, Digiscope, for a de minimis amount, which resulted in a loss of approximately $0.4 million, which is net of zero income tax benefits. As a result of this sale, Digiscope has been accounted for as a discontinued operation, and accordingly, Digiscope's operations are segregated and reported within discontinued operations in the accompanying consolidated financial statements. Sales, cost of sales, selling, general and administrative expenses and other expenses attributable to Digiscope for the fiscal years ended March 31, 2003 and March 31, 2002 have been reclassified and presented within discontinued operations.

(3)   Inventories

  The components of inventories are as follows (in thousands):

	March 31,
	2004	2003
Paper	$6,307	7,973
Ink	185	164
Supplies and other	2,032	2,066

Total	$8,524	10,203

(4)   Other Assets

  The components of other assets are as follows (in thousands):

	March 31,
	2004	2003
Deferred financing costs, less accumulated amortization of $1,695 in 2004 and $8,898 in 2003	$12,581	3,335
Spare parts inventory, net of valuation allowance of $100 in 2004 and 2003	6,714	6,058
Other	861	1,732

Total	$20,156	11,125

(5)   Accrued Expenses

        The components of accrued expenses are as follows (in thousands):

	March 31,
	2004	2003
Compensation and related taxes	$7,155	10,007
Employee benefits	18,444	12,680
Interest	8,452	4,048
Restructuring	6,445	2,961
Other	2,054	2,606

Total	$42,550	32,302

(6)   Notes Payable, Long-Term Debt and Capitalized Leases

        Long-term debt, including capitalized leases, is summarized as follows (in thousands):

	March 31,
	2004	2003
Bank Credit Agreement:
Series A Term Loan	$—	4,230
Series B Term Loan	—	34,945

	—	39,175
10% Senior Second Secured Notes Due 2010	280,000	—
12 3/4% Senior Subordinated Notes Due 2005	—	170,055
Capitalized leases	18,298	22,517
Other	—	10

Total long-term debt and capitalized leases	298,298	231,757
Less current installments	4,144	31,698

Long-term debt and capitalized leases, excluding current installments	$294,154	200,059

July 3, 2003 Refinancing Transactions

On July 3, 2003, the Company sold $280 million aggregate principal amount of its 10% Senior Second Secured Notes Due 2010 (the "10% Notes") as part of a recapitalization involving Graphics, Holdings and certain affiliates of the Company, and also entered into a $70 million senior secured revolving credit facility maturing on July 3, 2008, with a syndicate of lenders (the "Revolving Credit Facility"), (collectively the "2003 Refinancing"). Graphics repaid substantially all existing indebtedness (excluding capital leases) through:

  •
  the repayment of all amounts outstanding under the old bank credit agreement, and the concurrent termination of all related commitments thereunder;

  •
  the issuance of letters of credit under the Revolving Credit Facility to replace outstanding letters of credit; and

  •
  effective August 3, 2003, the redemption of all of the 12 3/4% Senior Subordinated Notes Due 2005 (the "12 3/4% Notes"), at a redemption price equal to 100% of their aggregate principal amount, plus accrued and unpaid interest thereon.

In addition, the Company repurchased, and concurrently retired, all 5,223 outstanding shares of preferred stock of Holdings, and canceled all outstanding options to purchase shares of preferred stock of Holdings held by certain key officers, for an aggregate purchase price of $56.9 million. The canceled options would have been exercisable for 582 shares of preferred stock of Holdings.

In connection with the 2003 Refinancing, the Company incurred $14.3 million of deferred financing fees through March 31, 2004. Of the total deferred financing fees, $4.9 million was paid to affiliates of Morgan Stanley for the services they performed in conjunction with the Revolving Credit Facility and the original private placement of the 10% Notes. The Company also incurred a charge of approximately $3.2 million in the fiscal year ended March 31, 2004 related to the write-off of deferred financing costs associated with the old bank credit agreement and the 12 3/4% Notes. In addition, the Company recorded incremental interest expense of approximately $1.7 million in the fiscal year ended March 31, 2004 as a result of the 30-day call provision related to the 12 3/4% Notes.

The 10% Notes mature June 15, 2010, with interest payable semi-annually on June 15 and December 15. The 10% Notes are redeemable at the option of Graphics in whole or in part on June 15, 2007, at 105% of the principal amount, plus accrued interest. The redemption price will decline each year after 2007 and will be 100% of the principal amount of the 10% Notes, plus accrued interest, beginning on June 15, 2009. Upon a change of control, Graphics will be required to make an offer to purchase the 10% Notes. The purchase price will equal 101% of the principal amount of the 10% Notes on the date of purchase, plus accrued interest. In addition, before June 15, 2006, Graphics may redeem up to 35% of the aggregate principal amount of the 10% Notes with the proceeds of sales of certain kinds of capital stock at 110% of its principal amount, plus accrued interest to the redemption date. Graphics may make such redemption only if, after any such redemption, at least $150 million aggregate principal amount of the 10% Notes remains outstanding.

The Revolving Credit Facility provides for maximum borrowings of $70 million, including a letter of credit sub-facility of up to $40 million. Borrowings under this facility, as amended, are subject to a borrowing base limitation based on certain percentages of eligible accounts receivable, eligible inventory and the appraised value of eligible machinery and equipment and real estate, subject to certain limitations. The borrowing base arrangement includes a provision whereby proceeds from collection of substantially all of the Company's accounts receivable are deposited into bank accounts which are applied daily toward repayment of borrowings outstanding, if any, under the Revolving Credit Facility. At March 31, 2004, the Company had no borrowings outstanding under the Revolving Credit Facility and had letters of credit outstanding of approximately $30.6 million. The Company had additional borrowing availability of approximately $39.4 million.

The Revolving Credit Facility is secured by substantially all of the assets of Graphics. Holdings has guaranteed Graphics' indebtedness under the Revolving Credit Facility, which guarantee is secured by a pledge of all of Graphics' and Graphics' subsidiaries' stock.

Amounts outstanding under the Revolving Credit Facility, as amended, bear interest at a rate equal to, at the Company's option, (a) an alternate base rate, plus an applicable margin of 2.00%, or (b) a reserve adjusted LIBOR rate, plus an applicable margin of 3.00%. The applicable margins under both rate structures are subject to periodic downward adjustment based upon the attainment of certain fixed charge coverage ratio levels.

The Revolving Credit Facility, as amended, contains customary affirmative and negative covenants, including but not limited to:

  •
  minimum fixed charge coverage ratio requirements; and

  •
  limitations on acquisitions and investments, new subsidiaries, uses of proceeds, indebtedness, liens, dividends and distributions, prepayments of certain indebtedness, affiliate transactions, loans, asset dispositions and Holdings' business operations.

The Company was in compliance with all such covenant requirements at March 31, 2004.

Future maturities of long-term debt and future minimum obligations under capitalized leases at March 31, 2004 are as follows (in thousands):

Fiscal year	Long-Term Debt	Capitalized Leases
2005	$—	$5,537
2006	—	5,094
2007	—	4,665
2008	—	4,191
2009	—	2,067
Thereafter	280,000	206

Total	$280,000	21,760

Imputed interest		(3,462)

Present value of minimum lease payments		$18,298

Capital leases have varying maturity dates and implicit interest rates which generally approximate 7%-10%. The Company estimates that the fair value of debt instruments was $249.2 million, or $30.8 million less than the carrying value, at March 31, 2004. The Company estimated that the carrying amounts of the Company's debt instruments approximated their fair value at March 31, 2003.

(7)   Income Taxes

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts as measured by tax laws and regulations. Significant components of the Company's deferred tax liabilities and assets as of March 31, 2004 and 2003 are as follows (in thousands):

	March 31,
	2004	2003
Deferred tax liabilities:
Book over tax basis in fixed assets	$18,024	19,512
Foreign taxes	4,624	3,687
Accumulated amortization	2,148	1,885
Other, net	798	3,973

Total deferred tax liabilities	25,594	29,057
Deferred tax assets:
Allowance for doubtful accounts	1,119	997
Accrued expenses and other liabilities	18,448	20,158
Net operating loss carryforwards	35,318	27,592
AMT credit carryforwards	1,203	1,203
Minimum pension liability	7,918	9,175
Cumulative translation adjustment	462	970

Total deferred tax assets	64,468	60,095
Valuation allowance for deferred tax assets	45,185	26,815

Net deferred tax assets	19,283	33,280

Net deferred tax (assets) liabilities	$6,311	(4,223)

  Management has evaluated the need for a valuation allowance for deferred tax assets and believes that certain deferred tax assets will more likely than not be realized through the future reversal of existing taxable temporary differences of the Company. The valuation allowance increased by $18.4 million during the fiscal year ended March 31, 2004. This increase includes a $12.8 million adjustment reflecting a change in circumstances which resulted in a judgment that, based on the provisions in SFAS 109 that restrict the Company's ability to consider forecasts of future income, a corresponding amount of deferred tax assets may not be realized. The change in circumstances arose from an assessment of the economic climate, particularly the continuance of competitive pricing pressures in the industry and the expected increase in annual interest costs arising from issuance of the 10% Notes, that have provided negative evidence about the Company's ability to realize certain deferred tax assets. The increase also includes a $5.6 million net increase in the deferred tax items, which is net of a decrease of $1.3 million related to the tax effect of the minimum pension liability, which is a component of other comprehensive loss.

  During the fiscal year ended March 31, 2004, the Company recorded an adjustment of $2.2 million to reflect the tax benefit associated with a change in estimate with respect to its income tax liability.

  Income tax expense (benefit) attributable to income (loss) from continuing operations consists of (in thousands):

	Year ended March 31,
	2004	2003	2002
Current
Federal	$—	(274)	(445)
State	203	163	249
Foreign	704	1,262	483

Total current	907	1,151	287

Deferred
Federal	8,069	30	(4,505)
State	1,528	(3)	(909)
Foreign	937	381	54

Total deferred	10,534	408	(5,360)

Provision (benefit) for income taxes	$11,441	1,559	(5,073)

  The effective tax rates for the fiscal years ended March 31, 2004, 2003 and 2002 were (67.5)%, 125.3% and 116.6%, respectively. The difference between these effective tax rates relating to continuing operations and the statutory federal income tax rate is composed of the following items:

	Year Ended March 31,
	2004	2003	2002
Statutory tax rate	35.0%	35.0%	35.0%
State income taxes, less federal tax impact	(8.9)	8.4	9.9
Foreign taxes, less federal tax impact	(2.7)	95.8	(8.3)
Amortization	—	—	(14.1)
Other nondeductible expenses	7.2	15.0	(4.4)
Change in valuation allowance	(104.0)	(69.6)	96.9
Change in cumulative translation adjustment	(3.1)	29.3	2.3
Previously accrued taxes	13.1	—	—
Other, net	(4.1)	11.4	(0.7)

Effective income tax rate	(67.5)%	125.3%	116.6%

  As of March 31, 2004, the Company had available net operating loss carryforwards ("NOLs") for state purposes of $52.3 million, which can be used to offset future state taxable income. If these NOLs are not utilized, they will begin to expire in 2005 and will be totally expired in 2024.

  As of March 31, 2004, the Company had available NOLs for federal purposes of $94.6 million, which can be used to offset future federal taxable income. If these NOLs are not utilized, they will begin to expire in 2011 and will be totally expired in 2024.

  The Company also had available an alternative minimum tax credit carryforward of $1.2 million, which can be used to offset future taxes in years in which the alternative minimum tax does not apply. This credit can be carried forward indefinitely.

  The Company has alternative minimum tax NOLs in the amount of $95.6 million, which will begin to expire in 2011 and will be totally expired in 2024.

(8)   Other Liabilities

  The components of other liabilities are as follows (in thousands):

	March 31,
	2004	2003
Deferred revenue agreements (see note 12)	$49,608	44,582
Long-term pension and postretirement liabilities	4,482	9,756
Minimum pension liability	20,187	23,390
Other	3,203	3,037

Total	$77,480	80,765

(9)   Employee Benefit Plans

  Defined Benefit Pension Plans

  Pension Plans

  The Company sponsors defined benefit pension plans covering full-time employees of the Company who had at least one year of service at December 31, 1994. Benefits under these plans generally are based upon the employee's years of service and, in the case of salaried employees, compensation during the years immediately preceding retirement. The Company's general funding policy is to contribute amounts within the annually calculated actuarial range allowable as a deduction for federal income tax purposes. The plans' assets are maintained by trustees in separately managed portfolios consisting primarily of equity and fixed income securities. In October 1994, the Board of Directors approved an amendment to the Company's defined benefit pension plans, which resulted in the freezing of additional defined benefits for future services under the plans effective January 1, 1995.

  Supplemental Executive Retirement Plan

  In October 1994, the Board of Directors approved a new Supplemental Executive Retirement Plan ("SERP"), which is a defined benefit plan, for certain key executives. Benefits under this plan will be paid from the Company's assets. The aggregate accumulated benefit obligation under this plan was approximately $2.2 million and $2.3 million at March 31, 2004 and March 31, 2003, respectively.

  Defined Benefit Postretirement Plans

  Postretirement Benefits

  The Company provides certain other postretirement benefits for employees, primarily life and health insurance. Full-time employees who have attained age 55 and have at least five years of service are entitled to postretirement health care and life insurance coverage. Postretirement life insurance coverage is provided at no cost to eligible retirees. Special cost-sharing arrangements for health care coverage are available to employees whose age plus years of service at the date of retirement equals or exceeds 85 ("Rule of 85"). Any eligible retiree not meeting the Rule of 85 must pay 100% of the required health care insurance premium.

  Effective January 1, 1995, the Company amended the health care plan changing the health care benefit for all employees retiring on or after January 1, 2000. This amendment had the effect of reducing the accumulated postretirement benefit obligation by approximately $3 million. This reduction is reflected as unrecognized prior service cost and is being amortized on a straight line basis over 15.6 years, the average remaining years of service to full eligibility of active plan participants at the date of the amendment.

  401(k) Defined Contribution Plan

  Effective January 1, 1995, the Company amended its 401(k) defined contribution plan. Eligible participants may contribute up to 15% of their annual compensation subject to maximum amounts established by the Internal Revenue Service and receive an employer-matching contribution on amounts contributed. Through March 16, 2003, the employer-matching contribution was made bi-weekly and equaled 2% of annual compensation for all plan participants plus 50% of the first 6% of annual compensation contributed to the plan by each employee, subject to maximum amounts established by the Internal Revenue Service. Subsequent to March 16, 2003, the employer matching contribution was made bi-weekly and equaled 25% of the first 6% of annual compensation contributed to the plan by each employee, subject to maximum amounts established by the Internal Revenue Service. The Company's contribution under this Plan amounted to $0.8 million during the fiscal year ended March 31, 2004, $3.9 million during the fiscal year ended March 31, 2003 and $4.1 million during the fiscal year ended March 31, 2002.

  The following table provides a reconciliation of the changes in the defined benefit plans' benefit obligations and fair value of plan assets for the fiscal years ended March 31, 2004 and 2003 and a statement of the funded status of such plans as of March 31, 2004 and 2003 (in thousands):

	Defined Benefit Pension Plans		Defined Benefit Postretirement Plan
	2004	2003	2004	2003
Change in Benefit Obligation
Benefit obligation at beginning of year	$61,953	58,154	3,159	2,842
Service cost	390	410	30	21
Interest cost	4,211	4,237	182	216
Plan participants' contributions	—	—	310	274
Actuarial loss (gain)	4,197	3,073	(264)	455
Expected benefit payments	(3,566)	(3,921)	(616)	(649)

Benefit obligation at end of year	$67,185	61,953	2,801	3,159

Change in Plan Assets
Fair value of plan assets at beginning of year	$32,481	40,225	—	—
Actual return on plan assets	7,638	(6,426)	—	—
Employer contributions	3,640	2,603	306	375
Plan participants' contributions	—	—	310	274
Benefits paid	(3,566)	(3,921)	(616)	(649)

Fair value of plan assets at end of year	$40,193	32,481	—	—

Funded Status	$(26,992)	(29,472)	(2,801)	(3,159)
Unrecognized net actuarial (gain) or loss	20,187	23,390	(325)	(123)
Unrecognized prior service gain	—	—	(1,411)	(1,633)
Plan participants' contributions	—	—	64	96
Additional minimum pension liability	(20,187)	(23,390)	—	—

Accrued benefit liability	$(26,992)	(29,472)	(4,473)	(4,819)

	Defined Benefit Pension Plans		Defined Benefit Postretirement Plan
	2004	2003	2004	2003
Weighted – Average Assumptions
Discount rate – benefit obligation	6.5%	7.00%	6.5%	7.00%
Expected return on plan assets	8.5%	10.00%	N/A	N/A
Rate of compensation increase	N/A	N/A	N/A	N/A

  The Company uses a December 31 measurement date for its defined benefit pension and postretirement plan. For measurement purposes under the defined benefit postretirement plan, an 11 percent annual rate of increase in the per capita cost of covered health care benefits (including prescription drugs) was assumed for March 31, 2004. This rate was assumed to decrease gradually to 5 percent through the fiscal year ending 2011 and remain at that level thereafter.

	Defined Benefit Pension Plans			Defined Benefit Postretirement Plan
	2004	2003	2002	2004	2003	2002
	(in thousands)
Components of Net Periodic Benefit Cost
Service cost	$390	410	431	30	21	7
Interest cost	4,211	4,237	4,256	182	216	185
Expected return on plan assets	(2,710)	(3,930)	(4,693)	—	—	—
Amortization of prior service cost	—	—	(102)	(222)	(222)	(222)
Amortization of unrecognized loss	2,441	697	—	—	—	—
Curtailment gain	—	—	(94)	—	—	—
Settlement loss	31	28	—	—	—	—
Recognized net actuarial gain	—	—	—	(62)	(46)	(169)

Net periodic benefit (income) loss	$4,363	1,442	(202)	(72)	(31)	(199)

  Assumed health care cost trend rates have a significant effect on the amounts reported for the medical component of the defined benefit postretirement plan. A one-percentage point change in the assumed health care cost trend rates would have the following effects (in thousands):

	1% Point Increase	1% Point Decrease
Effect on total of service and interest cost components of expense	$4	(4)
Effect on postretirement benefit obligation	$68	(62)

  In December 2003, the Medicare Prescription Drug Improvement and Modernization Act of 2003 (the "Act") was enacted. The Act introduces a prescription drug benefit under Medicare ("Medicare Part D") as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. Due to uncertainties in determining the impact the ACT could have on the Company's accumulated postretirement benefit obligation and net periodic postretirement benefit cost, the consolidated financial statements do not reflect the effect the Act may have on the Company's postretirement plan. Upon resolution of such uncertainties, which are substantially beyond the Company's control, the Company's postretirement plan will recognize the effects of the Act, which are not likely to be material.

 Plan Assets

  The Company's defined benefit pension plans reflect weighted-average target allocations as of March 31, 2004 and the percentages of the fair value of plan assets are allocated at March 31, 2004 and 2003 by asset category as follows:

		Percentage of Plan Assets
	Target Allocation 2004
		2004	2003
Global equity securities	78%	81.3%	75.4%
Fixed income securities	22%	16.8%	22.0%
Cash	0%	1.9%	2.6%

Total	100.0%	100.0%	100.0%

  The Company's pension plans' long-term target asset allocation is shown above. The long-term allocation targets reflect the Company's asset class return expectations and tolerance for investment risk within the context of the pension plans' long-term obligations. The long-term asset allocation is supported by an analysis that incorporates historical and expected returns by asset class as well as volatilities and correlations across asset classes and the Company's liability profile. Due to market conditions and other factors, actual asset allocations may vary from the target allocation outlined above.

  To develop the expected long-term rate of return on assets assumption, the Company considered the historical returns and future expectations for returns for each asset class, as well as the target asset allocation of the present portfolio. This resulted in the selection of the 8.5% long-term rate of return on asset assumption for 2004.

  It is the Company's practice to fund amounts for the defined benefit pension plans at least sufficient to meet the minimum requirements set forth in applicable employee benefit laws and local tax laws. Liabilities in excess of these funding levels are included in the Company's consolidated balance sheets. Employer contributions for the defined benefit pension plans for the fiscal year ending March 31, 2005 are estimated to be approximately $8.8 million.

(10) Capital Stock

  At March 31, 2004, capital stock consists of Holdings' common stock ("Common Stock"). Each share of Common Stock is entitled to one vote on each matter common shareholders are entitled to vote. Dividends on the Common Stock are discretionary by the Board of Directors and are restricted or prohibited by the Revolving Credit Facility (see note 1).

(11) Stock Option Plans

  Common Stock Option Plans

  In 1993, the Company established the ACG Holdings, Inc. Common Stock Option Plan. This plan, as amended, (the "1993 Common Stock Option Plan") is administered by a committee of the Board of Directors (the "Committee") and currently provides for granting up to 17,322 shares of Common Stock. On January 16, 1998, the Company established another common stock option plan (the "1998 Common Stock Option Plan"). This plan is administered by the Committee and provides for granting up to 36,939 shares of Common Stock. The 1993 Common Stock Option Plan and the 1998 Common Stock Option Plan are collectively referred to as the "Common Stock Option Plans." Stock options may be granted under the Common Stock Option Plans to officers and other key employees of the Company at the exercise price per share of Common Stock, as determined at the time of grant by the Committee in its sole discretion. All options are 25% exercisable on the first anniversary date of a grant and vest in additional 25% increments on each of the next three anniversary dates of each grant. All options expire 10 years from the date of grant.

  A summary of activity under the Common Stock Option Plans is as follows:

	Options	Weighted- Average Exercise Price ($)	Exercisable Options (a)
Outstanding at March 31, 2001	29,840	13.35	19,087
Granted	450.01
Exercised	—	—
Forfeited	—	—

Outstanding at March 31, 2002	30,290	13.15	27,569
Granted	2,974.01
Exercised	(20,531)	7.98
Forfeited	(2,411)	37.34

Outstanding at March 31, 2003	10,322	14.01	6,617
Granted	—	—
Exercised	(1,125)	.01
Forfeited	—	—

Outstanding at March 31, 2004	9,197	15.72	6,946

  (a)
  At March 31, 2004, 2003 and 2002, 602, 552 and 1,418, respectively, of the exercisable options had a $240/option exercise price; all other exercisable options, in all periods, have a $.01/option exercise price.

			Black-Scholes Option Pricing Model Wtd. Avg. Assumptions
Fiscal Year Ended March 31,	# Options Granted	Wtd. Avg. Grant Date Fair Value ($)	Exercise Price per Option ($)	Risk Free Interest Rate (%)	Annual Dividend Yield (%)	Expected Volatility	Expected Life (Years)
2004	—	—	—	—	—	—	—
2003	632	343.73	.01	3.56	—	—	5
	2,342.01		.01	1.63	—	—	5

	2,974
2002	450	969.36	..01	3.76	—	—	5

  The weighted-average remaining contractual life of the options outstanding at March 31, 2004 was 3.7 years. A total of 6,268 shares (including 362 previously exercised options that were subsequently canceled) of Holdings Common Stock were reserved for issuance, but not granted under the Common Stock Option Plans at March 31, 2004.

  As a result of the SFAS 123 requirements, the Company recognized stock compensation expense of $0.2 million related to the common stock option grants in each of the fiscal years ended March 31, 2004 and March 31, 2003 and $0.1 million in the fiscal year ended March 31, 2002.

  Preferred Stock Option Plan

  In the fiscal year ended March 31, 1998, the Company established the ACG Holdings, Inc. Series AA and Series BB convertible preferred stock collectively ("Preferred Stock") Option Plan (the "Preferred Stock Option Plan"). This plan was administered by the Committee and provided for granting up to 583 shares of Preferred Stock.

  Stock options could be granted under this Preferred Stock Option Plan to officers and other key employees of the Company at the exercise price per share of Preferred Stock, as determined at the time of grant by the Committee in its sole discretion. All options were fully vested and 100% exercisable at the date of grant. All options would have expired 10 years from date of grant. All 582 outstanding options to purchase shares of Preferred Stock of Holdings were canceled concurrently with the 2003 Refinancing (see note 6).

  A summary of the Preferred Stock Option Plan is as follows:

Options
Outstanding at March 31, 2001	555
Granted	—
Exercised	—
Forfeited	—

Outstanding at March 31, 2002	555
Granted	27
Exercised	—
Forfeited	—

Outstanding at March 31, 2003	582
Granted	—
Exercised	—
Canceled	(582)

Outstanding at March 31, 2004	—

  As a result of the SFAS 123 requirements, the Company recognized approximately $0.1 million in the fiscal year ended March 31, 2003 related to the preferred stock option grant during that fiscal year. There were no grants of preferred options in the fiscal years ended March 31, 2004 and March 31, 2002 and therefore, the Company recognized no stock compensation expense for those years.

(12) Commitments and Contingencies

  The Company incurred rent expense for the fiscal years ended March 31, 2004, 2003 and 2002 of $4.3 million, $4.5 million and $4.7 million, respectively, under various operating leases. Future minimum rental commitments under existing operating lease arrangements at March 31, 2004 are as follows (in thousands):

Fiscal Year
2005	$3,571
2006	3,167
2007	2,740
2008	1,433
2009	1,150
Thereafter	1,576

Total	$13,637

The Company has employment agreements with one of its principal officers and two other employees. Such agreements provide for minimum salary levels as well as for incentive bonuses, which are payable if specified management goals are attained. The aggregate commitment for future compensation at March 31, 2004, excluding bonuses, was approximately $2.8 million.

In the quarter ended December 31, 1997, the Company entered into multi-year contracts to purchase a portion of the Company's raw materials to be used in its normal operations. In connection with such purchase agreements, pricing for a portion of the Company's raw materials is adjusted for certain movements in market prices, changes in raw material costs and other specific price increases while purchase quantity levels are variable based upon certain contractual requirements and conditions. The Company is deferring certain contractual provisions over the life of the contracts, which are being recognized as the purchase commitments are achieved and the related inventory is sold. The amount deferred at March 31, 2004 is $49.6 million and is included within Other liabilities in the Company's consolidated balance sheet.

Graphics, together with over 300 other persons, has been designated by the U. S. Environmental Protection Agency as a potentially responsible party (a "PRP") under the Comprehensive Environmental Response Compensation and Liability Act ("CERCLA", also known as "Superfund") at a solvent recovery operation that closed in 1989. Although liability under CERCLA may be imposed on a joint and several basis and the Company's ultimate liability is not precisely determinable, the PRPs have agreed in writing that Graphics' share of removal costs is approximately 0.583%; therefore Graphics believes that its share of the anticipated remediation costs at such site will not be material to its business or the Company's consolidated financial statements as a whole.

Graphics received written notice, dated May 10, 2004, of its potential liability in connection with the Gibson Environmental Site at 2401 Gibson Street, Bakersfield, California. Gibson Environmental, Inc. operated the (six acre) Site as a storage and treatment facility for used oil and contaminated soil from June 1987 through October 1995. Graphics received the notice and a Settlement Offer from LECG, a consultant representing approximately 60 companies comprising the Gibson Group Trust. Graphics has begun its investigation into this matter but it believes its potential liability in connection with this Site will not be material to its business or the Company's consolidated financial statements as a whole.

Based upon an analysis of Graphics' volumetric share of waste contributed to the sites, the Company maintains a reserve of approximately $0.1 million in connection with these liabilities in its consolidated balance sheets at March 31, 2004 and 2003. The Company believes this amount is adequate to cover such liabilities.

The Company has been named as a defendant in several legal actions arising from its normal business activities. In the opinion of management, any liabilities that may arise from such actions will not, individually or in the aggregate, have a material adverse effect on the Company's consolidated financial statements of the Company.

(13) Interim Financial Information (Unaudited)

        Quarterly financial information follows (in thousands):

	Sales	Gross Profit	Net Income (Loss)
Fiscal Year 2004
Quarter Ended:
June 30	$121,687	18,701	3,101	(a)
September 30	115,280	14,674	(22,680	)(b)
December 31	128,569	17,230	3,007	(c)
March 31	105,566	11,176	(12,269	)(d)

Total	$471,102	61,781	(28,841)

Fiscal Year 2003
Quarter Ended:
June 30	$127,455	20,973	4,459
September 30	130,076	17,755	1,122
December 31	141,913	19,523	2,221
March 31	117,695	13,395	(8,117	)(e)

Total	$517,139	71,646	(315)

  (a)
  Includes $0.5 million in discontinued operations losses.

  (b)
  Includes $2.0 million of pre-tax restructuring charges, $3.2 million of pre-tax charges related to the write-off of deferred financing costs, $12.8 million of expense related to an adjustment to increase the deferred tax asset valuation allowance, and $1.7 million of incremental interest expense as a result of the 30-day call provision related to the 12 3/4% Notes.

  (c)
  Includes $2.2 million of income related to an adjustment recorded to reflect the tax benefit associated with a change in estimate with respect to the Company's income tax liability.

  (d)
  Includes $6.1 million of pre-tax restructuring and other special charges.

  (e)
  Includes $1.7 million of pre-tax restructuring and other special charges.

(14) Restructuring Costs and Other Special Charges

  Fiscal Year 2004 Restructuring Costs

  January 2004 Plan

  In January 2004, the Company approved a restructuring plan for the print and premedia services segments designed to improve operating efficiency and profitability. This plan included a consolidation of capacity and the related downsizing of a print facility in Stevensville, Ontario, a reduction of personnel in certain of the Company's other print and premedia facilities and the elimination of certain selling and administrative positions. These actions included the elimination of 208 positions within the Company.

  As a result, the Company recorded a pre-tax restructuring charge of approximately $5.7 million in the quarter ended March 31, 2004 associated with this plan. This charge is classified within restructuring costs and other special charges in the consolidated statement of operations for the fiscal year ended March 31, 2004. The cost of this restructuring plan was accounted for in accordance with the guidance set forth in Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). This restructuring charge is composed primarily of severance and related termination benefits.

  The following table summarizes the activity related to this restructuring plan for the fiscal year ended March 31, 2004 (in thousands):

	Initial Recording of Restructuring Reserve	Activity	03/31/04 Restructuring Reserve Balance
Severance and other employee costs	$5,190	(1,675)	3,515
Lease termination costs	117	(114)	3
Other costs	461	(19)	442

	$5,768	(1,808)	3,960

  As of March 31, 2004, the Company believes the restructuring reserve of approximately $4.0 million is adequate. The Company anticipates that approximately $3.6 million of the restructuring balance will be paid by March 31, 2005 and the remaining $0.4 million will be paid during the fiscal year ending March 31, 2006. These costs will be funded through cash generated from operations and borrowings under the Revolving Credit Facility, as amended.

  July 2003 Plan

  In July 2003, the Company implemented a restructuring plan for the print and premedia services segments to further reduce its selling, general and administrative expenses. This plan resulted in the termination of four administrative employees.

  As a result of this plan, the Company recorded a pre-tax restructuring charge of approximately $1.8 million in the quarter ended September 30, 2003. This charge is classified within restructuring costs and other special charges in the consolidated statement of operations for the fiscal year ended March 31, 2004. The cost of this restructuring plan was accounted for in accordance with the guidance set forth in SFAS 146. The restructuring charge is composed of severance and related termination benefits.

  The following table summarizes the activity related to this restructuring plan for the fiscal year ended March 31, 2004 (in thousands):

	Initial Recording of Restructuring Reserve	Activity	Reserve Adjustment	03/31/04 Restructuring Reserve Balance
Severance and other employee costs	$1,775	(649)	(9)	1,117

  As of March 31, 2004, the Company believes the restructuring reserve of approximately $1.1 million is adequate. The Company anticipates that approximately $0.7 million of the restructuring balance will be paid by March 31, 2005, approximately $0.3 million will be paid during the fiscal year ending March 31, 2006 and the remaining $0.1 million will be paid during the fiscal year ending March 31, 2007. These costs will be funded through cash generated from operations and borrowings under the Revolving Credit Facility, as amended.

  Fiscal Year 2003 Restructuring Costs

  In the fourth quarter of Fiscal Year 2003, the Company's Board of Directors approved a restructuring plan for the print and premedia services segments designed to improve operating efficiency and profitability. This plan included the closing of a premedia services facility in Nashville, Tennessee, a reduction of personnel in both the print and premedia services segments and the elimination of certain administrative personnel. These combined actions resulted in the elimination of 30 positions within the Company.

  As a result of this plan, the Company recorded a pre-tax restructuring charge of approximately $1.2 million in the fourth quarter of the fiscal year ended March 31, 2003. This charge was classified within restructuring costs and other special charges in the consolidated statement of operations for the fiscal year ended March 31, 2003. The cost of this restructuring plan was accounted for in accordance with the guidance set forth in SFAS 146. The restructuring charge is primarily composed of severance and related termination benefits. The Company reduced the restructuring reserve related to this plan by approximately $0.2 million in the quarter ended March 31, 2004. This reduction was primarily the result of lower than anticipated severance and other employee costs due to the terminated employees obtaining other employment during their severance periods.

  The following table summarizes the activity related to this restructuring plan for the fiscal year ended March 31, 2004 (in thousands):

	03/31/03 Restructuring Reserve Balance	Activity	Reserve Adjustment	03/31/04 Restructuring Reserve Balance
Severance and other employee costs	$979	(768)	(199)	12
Other costs	103	(106)	27	24

	$1,082	(874)	(172)	36

  During the fiscal year ended March 31, 2003, $0.1 million of these costs were paid. As of March 31, 2004, the Company believes the remaining restructuring reserve of less than $0.1 million is adequate. The process of closing a premedia services facility, and the elimination of certain personnel within the Company was completed by March 31, 2003. The Company anticipates that the remaining costs will be paid before March 31, 2005. These costs will be funded through cash generated from operations and borrowings under the Company's Revolving Credit Facility, as amended.

  Fiscal Year 2002 Restructuring Costs

  In January 2002, the Company's Board of Directors approved a restructuring plan for the print and premedia services segments designed to improve asset utilization, operating efficiency and profitability. This plan included the closing of a print facility in Hanover, Pennsylvania, and a premedia services facility in West Palm Beach, Florida, the downsizing of a Buffalo, New York premedia services facility and the elimination of certain administrative personnel. This action resulted in the elimination of 189 positions within the Company.

  As a result of this plan, the Company recorded a pre-tax restructuring charge of approximately $8.6 million in the fourth quarter of the fiscal year ended March 31, 2002. This charge was classified within restructuring costs and other special charges in the consolidated statement of operations for the fiscal year ended March 31, 2002. The cost of this restructuring plan was accounted for in accordance with the guidance set forth in Emerging Issues Task Force Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)" ("EITF 94-3"). The restructuring charge included severance and related termination benefits, lease termination costs primarily related to future lease commitments, equipment deinstallation costs directly associated with the disassembly of certain printing presses and other equipment, and other costs primarily including legal fees, site clean-up costs and the write-off of certain press related parts that provided no future use or functionality. The Company recorded an additional $0.2 million of restructuring charges related to this plan in each of the quarters ended March 31, 2004 and September 30, 2003. These charges are related to future lease commitments and are classified within restructuring costs and other special charges in the consolidated statements of operations for the fiscal year ended March 31, 2004.

  The following table summarizes the activity related to this restructuring plan for the fiscal year ended March 31, 2004 (in thousands):

	03/31/03 Restructuring Reserve Balance	Activity	Additional Reserve	03/31/04 Restructuring Reserve Balance
Severance and other employee costs	$498	(398)	—	100
Lease termination costs	1,311	(485)	406	1,232
Other costs	70	(70)	—	—

	$1,879	(953)	406	1,332

  The process of closing two facilities and downsizing one facility, including equipment deinstallation and relocation of that equipment to other facilities within the Company, was completed by March 31, 2002. During the fiscal years ended March 31, 2003 and March 31, 2002, $3.4 million of these costs were paid in each year. As of March 31, 2004, the Company believes the restructuring reserve of approximately $1.3 million is adequate. The Company anticipates that $0.6 million of the restructuring reserve balance will be paid by March 31, 2005 and the remaining $0.7 million will be paid by March 31, 2006. These costs will be funded through cash generated from operations and borrowings under the Revolving Credit Facility, as amended.

  Other Special Charges

  The Company recorded an impairment charge of approximately $0.4 million in the fourth quarter of the fiscal year ended March 31, 2004 and $0.5 million in the fourth quarter of the fiscal year ended March 31, 2003 to reflect the decision to abandon certain Company assets. The provision was based on a review of the Company's long-lived assets in accordance with SFAS 144. These impairment charges are classified within restructuring costs and other special charges in the consolidated statements of operations.

  The Company also recorded an impairment charge of approximately $4.3 million in the fourth quarter of the fiscal year ended March 31, 2002 to reflect the decision to abandon certain Company assets. The provision was based on a review of the Company's long-lived assets in accordance with SFAS 121. This impairment charge is classified within restructuring costs and other special charges in the consolidated statement of operations.

(15) Parent Guarantee of Subsidiary Debt

  Graphics, the issuer of the 10% Notes, is a wholly owned subsidiary of Holdings. Holdings has no other subsidiaries. Holdings has fully and unconditionally guaranteed the payment of principal and interest on the 10% Notes. The 10% Notes are fully and unconditionally guaranteed on a senior basis by Holdings and by all future domestic subsidiaries of Graphics. Holdings conducts no business other than as the sole shareholder of Graphics and has no significant assets other than the capital stock of Graphics, all of which is pledged to secure Holdings' obligations under the Revolving Credit Facility. Holdings is dependent upon distributions from Graphics to fund its obligations. Graphics' ability to pay dividends or lend funds to Holdings is restricted or prohibited (see note 1 for a discussion of those restrictions).

(16) Industry Segment Information

  The Company has significant operations principally in two industry segments: (1) print and (2) premedia services. All of the Company's print business and assets are attributed to the print division and all of the Company's premedia services business and assets are attributed to the premedia services division. The Company's corporate expenses have been segregated and do not constitute a reportable segment.

  The Company has two reportable segments: (1) print and (2) premedia services. The print business produces advertising inserts, comics (Sunday newspaper comics, comic insert advertising and comic books), and other publications. The Company's premedia services business assists customers in the capture, manipulation, transmission and distribution of images. The majority of the premedia services work leads to the production of four-color separations in a format appropriate for use by printers.

  The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on segment EBITDA as calculated by management, which is defined as earnings before net interest expense, income tax expense (benefit), depreciation, amortization, other non-cash expenses, other special charges related to asset write-offs and write-downs, other expense (income), restructuring costs and discontinued operations. The Company generally accounts for intersegment revenues and transfers as if the revenues or transfers were to third parties, that is, at current market prices. Certain reclassifications have been made to prior year balances to conform with the current year presentation.

  In the first quarter of the fiscal year ending March 31, 2004, the Company sold its digital visual effects business, Digiscope, for a de minimis amount and recorded a net loss of approximately $0.4 million. Segment operating results for all periods below have been reclassified to present Digiscope's operating results as a discontinued operation. In addition, fiscal years ended March 31, 2003 and 2002 below reflect a reclassification to the print segment of certain premedia revenues and expenses performed in the print facilities previously presented within the premedia services segment. We revised and reclassified the segment reporting to reflect the current approach used by the Chief Operating Decision Maker in evaluating segment operating results. These reclassifications do not impact any of the Company's previously reported consolidated results.

  The Company's reportable segments are business units that offer different products and services. They are managed separately because each segment requires different technology and marketing strategies. A substantial portion of the revenue, long-lived assets and other assets of the Company's reportable segments are attributed to or located in the United States.

(In thousands)	Print	Premedia Services	Corporate and Other	Total
Fiscal Year 2004
Sales	$418,004	53,098	—	471,102
EBITDA as calculated by management	$46,506	10,315	(3,512)	53,309
Depreciation and amortization	(20,733)	(3,529)	—	(24,262)
Other special charges — SFAS 144	(372)	—	—	(372)
Restructuring costs	(7,101)	(667)	—	(7,768)

Operating income (loss)	18,300	6,119	(3,512)	20,907
Loss on early extinguishment of debt	—	—	(3,196)	(3,196)
Interest expense	—	—	(34,175)	(34,175)
Interest income	—	—	9	9
Other, net	(244)	(84)	(161)	(489)
Income tax expense	—	—	(11,441)	(11,441)
Depreciation from discontinued operations	—	—	(26)	(26)
Discontinued operations excluding depreciation	—	—	(430)	(430)

Net income (loss)	$18,056	6,035	(52,932)	(28,841)
Total assets	$237,680	15,316	14,917	267,913
Total goodwill	$64,656	1,892	—	66,548
Total capital expenditures	$14,465	1,501	—	15,966

Fiscal Year 2003
Sales	$463,071	54,068	—	517,139
EBITDA as calculated by management	$53,571	8,376	(3,819)	58,128
Depreciation and amortization	(19,760)	(4,336)	—	(24,096)
Other special charges — SFAS 144	(197)	(334)	—	(531)
Restructuring costs	(614)	(577)	—	(1,191)

Operating income (loss)	33,000	3,129	(3,819)	32,310
Interest expense	—	—	(28,674)	(28,674)
Interest income	—	—	90	90
Other, net	(345)	(305)	(853)	(1,503)
Income tax expense	—	—	(1,559)	(1,559)
Depreciation from discontinued operations	—	—	(355)	(355)
Discontinued operations excluding depreciation	—	—	(624)	(624)

Net income (loss)	$32,655	2,824	(35,794)	(315)
Total assets	$250,039	17,405	10,997	278,441
Total goodwill	$64,656	1,892	—	66,548
Total capital expenditures	$26,534	2,118	—	28,652

Fiscal Year 2002
Sales	$475,955	63,253	—	539,208
EBITDA as calculated by management	$65,701	8,544	(3,459)	70,786
Depreciation and amortization	(22,147)	(5,225)	(3,012)	(30,384)
Other special charges — SFAS 121	(3,875)	(407)	—	(4,282)
Restructuring costs	(6,491)	(2,147)	—	(8,638)

Operating income (loss)	33,188	765	(6,471)	27,482
Interest expense	—	—	(29,973)	(29,973)
Interest income	—	—	167	167
Other, net	27	(400)	(251)	(624)
Income tax benefit	—	—	5,073	5,073
Depreciation from discontinued operations	—	—	(815)	(815)
Discontinued operations excluding depreciation	—	—	(588)	(588)

Net income (loss)	$33,215	365	(32,858)	722
Total assets	$240,816	20,908	18,789	280,513
Total goodwill	$64,656	1,892	—	66,548
Total capital expenditures	$21,851	2,460	239	24,550

        NO BROKER DEALER OR OTHER PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFER MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SECURITIES OFFERED HEREBY NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

10% Senior Second Secured Notes Due 2010

PROSPECTUS

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers.

  Graphics

        The Business Corporation Law of the State of New York (the "New York Law") permits indemnification of directors, employees and agents of corporations under certain conditions and subject to certain limitations. Pursuant to the New York Law, Graphics has included in its Certificate of Incorporation and bylaws a provision to eliminate the personal liability of its directors for monetary damages for breach or alleged breach of their duty of care to the fullest extent permitted by the New York Law and to provide that Graphics shall indemnify its directors and officers to the fullest extent permitted by the New York Law.

  Holdings

        The General Corporation Law of the State of Delaware (the "Delaware Law") permits indemnification of directors, employees and agents of corporations under certain conditions and subject to certain limitations. Pursuant to the Delaware Law, Holdings has included in its Restated Certificate of Incorporation and bylaws a provision to eliminate the personal liability of its directors for monetary damages for breach or alleged breach of their duty of care to the fullest extent permitted by the Delaware Law and to provide that Holdings shall indemnify its directors and officers to the fullest extent permitted by the Delaware Law.

        Each party to the Stockholders' Agreement has agreed that no past, current or future director or officer of Holdings shall have any liability (whether direct or indirect, in contract, tort or otherwise) to such party arising out of or relating to any action or omission of such director or officer in his or her capacity as a director or officer of Holdings, except to the extent that any loss, claim, damage or liability is found in a final judgment of a court to have resulted from such director's or officer's bad faith, willful misconduct or gross negligence. Furthermore, each party to the Stockholders' Agreement will discharge and release each such director and officer from, and waive and relinquish any and all rights to, any and all claims, demands, rights of action or causes of action arising out of or relating to any action or omission of such director or officer in his or her capacity as a director or officer of Holdings, except to the extent that any loss, claim, damage or liability is found in a final judgment of a court to have resulted from such director's or officer's bad faith, willful misconduct or gross negligence.

Item 21. Exhibits and Financial Statement Schedules.

  (a)
  Exhibits.

3.1	Certificate of Incorporation of Graphics, as amended to date*
3.2	By-laws of Graphics, as amended to date*
3.3	Restated Certificate of Incorporation of Holdings, as amended to date**
3.4	By-laws of Holdings, as amended to date*
4.1	Indenture (including the form of outstanding note) dated as of July 3, 2003, among Graphics, Holdings and The Bank of New York#
5.1	Opinion of Gibson, Dunn & Crutcher LLP###
10.2	Employment Agreement, dated as of October 19, 1998, between Graphics and Stephen M. Dyott******

10.3	Severance Letter, dated August 1, 1999, between Graphics and Stuart Reeve******
10.4	Severance Letter, dated October 3, 1996, between Graphics and Patrick Kellick†††
10.5	Severance Letter, dated July 15, 1998, between Graphics and Timothy M. Davis†
10.6	Severance Letter, dated September 1, 1995, between Graphics and Larry Williams†
10.6(a)	Amendment to Severance Letter, dated June 3, 1999, between Graphics and Larry Williams*****
10.7
Amended and Restated Stockholders' Agreement, dated as of August 14, 1995, among Holdings, the Morgan Stanley Leveraged Equity Fund II, L.P., Morgan Stanley Capital Partners III, L.P. and the additional parties named therein**
10.7(a)
Amendment No. 1, dated January 16, 1998, to Stockholders' Agreement, dated as of August 14, 1995, among Holdings, the Morgan Stanley Leveraged Equity Fund II, L.P., Morgan Stanley Capital Partners III, L.P. and the additional parties named therein††††
10.8	Stock Option Plan of Holdings††
10.10	Holdings Common Stock Option Plan††††
10.12
Credit Agreement dated as of July 3, 2003, among Graphics, Bank of America, N.A., as Administrative Agent, Collateral Agent and as a Lender, Morgan Stanley Senior Funding, Inc., as Documentation Agent, GECC Capital Markets Group Inc., as Syndication Agent, and the financial institutions named therein as Lenders***
10.12(a)
First Amendment to Credit Agreement dated as of February 9, 2004 to Credit Agreement dated as of July 3, 2003, among Graphics; Bank of America, N. A., as Administrative Agent, Collateral Agent and as a Lender; Morgan Stanley Senior Funding, Inc., as Documentation Agent; GECC Capital Markets Group Inc., as Syndication Agent; and the financial institutions named therein as Lenders##
10.14	Purchase Agreement dated June 19, 2003, among Graphics, Holdings and Morgan Stanley & Co. Incorporated, Banc of America Securities LLC and Credit Suisse First Boston LLC, as Initial Purchasers#
10.15	Registration Rights Agreement dated June 19, 2003, among Graphics, Holdings and Morgan Stanley & Co. Incorporated, Banc of America Securities LLC and Credit Suisse First Boston LLC#
10.16	Intercreditor Agreement dated July 3, 2003, by and among Bank of America, N.A., The Bank of New York and Graphics#
10.17	Security Agreement dated July 3, 2003, among Graphics, Holdings and The Bank of New York#
10.18	Pledge Agreement dated July 3, 2003, by Graphics and Holdings in favor of The Bank of New York, as Trustee#
12.1	Statements re: computation of ratio of earnings to fixed charges†††
21.1	List of Subsidiaries†††
23.1	Consent of Ernst & Young LLP
23.2	Consent of Gibson, Dunn & Crutcher LLP (included as part of Exhibit 5.1)
24.1	Powers of Attorney#
25.1	Statement of Eligibility of The Bank of New York on Form T-1###

*	Incorporated by reference from Amendment No. 2 to Form S-1 filed on October 4, 1993—Registration number 33-65702.
**	Incorporated by reference from Form S-4 filed on September 19, 1995—Registration number 33-97090.
††	Incorporated by reference from Amendment No. 2 to Form S-4 filed on November 22, 1995—Registration number 33-97090.
††††	Incorporated by reference from the Annual Report on Form 10-K for fiscal year ended March 31, 1998—Commission file number 33-97090.
†	Incorporated by reference from the Annual Report on Form 10-K for fiscal year ended March 31, 1999—Commission file number 33-97090.
*****	Incorporated by reference from the Quarterly Report on Form 10-Q for the quarter ended June 30, 1999—Commission file number 33-97090.
******	Incorporated by reference from the Annual Report on Form 10-K for fiscal year ended March 31, 2000—Commission file number 33-97090.
††††††	Incorporated by reference from the Annual Report on Form 10-K for fiscal year ended March 31, 2002—Commission file number 33-97090.
†††††††	Incorporated by reference from the Annual Report on Form 10-K for fiscal year ended March 31, 2003—Commission file number 33-97090.
***	Incorporated by reference from Post Effective Amendment No. 9 to Form S-1 filed on July 16, 2003—Commission file number 33-97090.
#	Incorporated by reference from Form S-4 filed on November 6, 2003—Registration number 333-110291.
##	Incorporated by reference from the Quarterly Report on Form 10-Q for the quarter ended December 31, 2003—Commission file number 33-97090.
###	Incorporated by reference from Amendment No. 1 on Form S-1 to Form S-4 filed on November 26, 2003—Registration number 333-110291.
†††	Incorporated by reference from the Annual Report on Form 10-K for fiscal year ended March 31, 2004—Commission file number 33-97090.
  (b)
  Financial Statement Schedules.

	Schedules	Page No.
I.	Condensed Financial Information of Registrant:
	Condensed Financial Statements (parent company only) for the years ended March 31, 2004, 2003 and 2002 and as of March 31, 2004 and 2003	S-1
II.	Valuation and qualifying accounts	S-7

Item 22. Undertakings.

        (a) The undersigned Registrants hereby undertake:

    (1)
    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

    (i)
    To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

    (ii)
    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

    (iii)
    To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

    (2)
    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3)
    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (b) The undersigned Registrants hereby undertake to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        (c) The undersigned Registrants hereby undertake to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

        (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrants pursuant to the foregoing provisions, or otherwise, the Registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the paying by the Registrants of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act, American Color Graphics, Inc. has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ridgefield, State of Connecticut, on July 26, 2004.

AMERICAN COLOR GRAPHICS, INC.
BY:	/S/ STEPHEN M. DYOTT

Stephen M. Dyott Chairman, Chief Executive Officer, President and Director

        Pursuant to the requirements of the Securities Act, this amendment to the Registration Statement has been signed by the following persons in the capacities indicated on July 26, 2004.

Signature	Title

/s/ PATRICK W. KELLICK Patrick W. Kellick	Senior Vice President/Chief Financial Officer and Assistant Secretary (Principal Financial Officer)
/s/ ANGELA C. MARSHALL Angela C. Marshall	Corporate Controller (Chief Accounting Officer)
/s/ ERIC T. FRY Eric T. Fry	Director
/s/ MICHAEL C. HOFFMAN Michael C. Hoffman	Director
/s/ HWAN-YOON CHUNG Hwan-Yoon Chung	Director

SIGNATURES

        Pursuant to the requirements of the Securities Act, ACG Holdings, Inc. has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ridgefield, State of Connecticut, on July 26, 2004.

ACG HOLDINGS, INC.
By:	/s/ STEPHEN M. DYOTT Stephen M. Dyott Chairman, Chief Executive Officer, President and Director

        Pursuant to the requirements of the Securities Act, this amendment to the Registration Statement has been signed by the following persons in the capacities indicated on July 26, 2004.

Signature	Title

/s/ PATRICK W. KELLICK Patrick W. Kellick	Senior Vice President/Chief Financial Officer and Assistant Secretary (Principal Financial Officer)
/s/ ANGELA C. MARSHALL Angela C. Marshall	Corporate Controller (Chief Accounting Officer)
/s/ ERIC T. FRY Eric T. Fry	Director
/s/ MICHAEL C. HOFFMAN Michael C. Hoffman	Director
/s/ HWAN-YOON CHUNG Hwan-Yoon Chung	Director

SCHEDULE I – CONDENSED FINANCIAL INFORMATION OF REGISTRANT
ACG HOLDINGS, INC.
Parent Company Only
Condensed Balance Sheets
(Dollars in thousands except par values and liquidation preference)

	March 31,
	2004	2003
Assets
Current assets:
Receivable from subsidiary	$1,199	606
Income taxes receivable	—	348

Total assets	$1,199	954

Liabilities and Stockholder's Deficit
Liabilities of subsidiary in excess of assets	$189,938	108,653
Income taxes payable	36	—

Total liabilities	189,974	108,653

Commitments and contingencies
Stockholders' deficit:
Common stock, voting, $.01 par value, 5,852,223 shares authorized, 160,067 and 163,929 shares issued and outstanding at March 31, 2004 and 2003, respectively	2	2
Preferred stock, $.01 par value, 15,823 shares authorized, none issued and outstanding as of March 31, 2004; as of March 31, 2003, 3,617 shares Series AA convertible preferred stock issued and outstanding, $39,442,500 liquidation preference, and 1,606 shares Series BB convertible preferred stock issued and outstanding, $17,500,000 liquidation preference	—	—
Additional paid-in capital	2,103	58,816
Accumulated deficit	(169,516)	(140,655)
Other accumulated comprehensive loss, net of tax	(21,364)	(25,862)

Total stockholders' deficit	(188,775)	(107,699)

Total liabilities and stockholders' deficit	$1,199	954

See accompanying notes to condensed financial statements.

SCHEDULE I – CONDENSED FINANCIAL INFORMATION OF REGISTRANT
ACG HOLDINGS, INC.
Parent Company Only
Condensed Statements of Operations
(In thousands)

	Year ended March 31,
	2004	2003	2002
Equity in income (loss) of subsidiary	$(28,841)	(315)	722

Net income (loss)	$(28,841)	(315)	722

See accompanying notes to condensed financial statements.

SCHEDULE I – CONDENSED FINANCIAL INFORMATION OF REGISTRANT
ACG HOLDINGS, INC.
Parent Company Only
Condensed Statements of Cash Flows
(In thousands)

Year ended March 31,
	2004	2003	2002
Cash flows from operating activities	$—	—	—
Cash flows from investing activities	—	—	—
Cash flows from financing activities	—	—	—

Net change in cash	$—	—	—

See accompanying notes to condensed financial statements.

SCHEDULE I – CONDENSED FINANCIAL INFORMATION OF REGISTRANT
ACG HOLDINGS, INC.
Parent Company Only
Notes to Condensed Financial Statements

Description of ACG Holdings, Inc.

Our Company was formed in April 1989 under the name GBP Holdings, Inc. to effect the purchase of all the capital stock of GBP Industries, Inc. from its stockholders in a leveraged buyout transaction. In October 1989, GBP Holdings, Inc. changed its name to Sullivan Holdings, Inc. and GBP Industries, Inc. changed its name to Sullivan Graphics, Inc. Effective June 1993, Sullivan Holdings, Inc. changed its name to Sullivan Communications, Inc. Effective July 1997, Sullivan Communications, Inc. changed its name to ACG Holdings, Inc. ("Holdings") and Sullivan Graphics, Inc. changed its name to American Color Graphics, Inc. ("Graphics").

Holdings has no operations or significant assets other than its investment in Graphics. Holdings is dependent upon distributions from Graphics to fund its obligations. Under the terms of its debt agreements at March 31, 2004, Graphics' ability to pay dividends or lend to Holdings is either restricted or prohibited, except that Graphics may pay specified amounts to Holdings to fund the payment of Holdings' obligations pursuant to a tax sharing agreement (see note 4).

On April 8, 1993 (the "Acquisition Date"), pursuant to an Agreement and Plan of Merger dated as of March 12, 1993, as amended (the "Merger Agreement"), between Holdings and SGI Acquisition Corp. ("Acquisition Corp."), Acquisition Corp. was merged with and into Holdings (the "Acquisition"). Acquisition Corp. was formed by The Morgan Stanley Leveraged Equity Fund II, L.P., certain institutional investors, and certain members of management (the "Purchasing Group") for the purpose of acquiring a majority interest in Holdings. Acquisition Corp. acquired a substantial and controlling majority interest in Holdings in exchange for $40 million in cash. In the Acquisition, Holdings continued as the surviving corporation and the separate corporate existence of Acquisition Corp. was terminated.

  1.
  Basis of Presentation

    The accompanying condensed financial statements (parent company only) include the accounts of Holdings and its investments in Graphics accounted for in accordance with the equity method, and do not present the financial statements of Holdings and its subsidiary on a consolidated basis. These parent company only financial statements should be read in conjunction with ACG Holdings, Inc. consolidated financial statements. The Acquisition was accounted for under the purchase method of accounting applying the provisions of Accounting Principles Board Opinion No. 16 ("APB 16").

  2.
  Guarantees

    As set forth in ACG Holdings, Inc. consolidated financial statements, a substantial portion of Graphics' long-term obligations has been guaranteed by Holdings.

    Holdings has guaranteed Graphics' indebtedness under the Revolving Credit Facility, which guarantee is secured by a pledge of all of Graphics' stock. Borrowings under the Revolving Credit Facility are secured by substantially all assets of Graphics. Holdings is restricted under its guarantee of the Revolving Credit Facility from, among other things, entering into mergers, acquisitions, incurring additional debt, or paying cash dividends.

    On July 3, 2003, Graphics issued $280 million of 10% Senior Second Secured Notes Due 2010 (the "10% Notes") bearing interest at 10% and maturing June 15, 2010. The 10% Notes are fully and unconditionally guaranteed on a senior basis by Holdings, and by all future domestic subsidiaries of Graphics.

  3.
  Dividends from Subsidiaries and Investees

    No cash dividends were paid to Holdings from any consolidated subsidiaries, unconsolidated subsidiaries or investees accounted for by the equity method during the periods reflected in these condensed financial statements.

  4.
  Tax Sharing Agreement

    Holdings and Graphics (collectively the "Company") are parties to an amended and restated tax sharing agreement effective July 27, 1989. Under the terms of the agreement, Graphics (whose income is consolidated with that of Holdings for U. S. federal income tax purposes) is liable to Holdings for amounts representing U. S. federal income taxes calculated on a "stand-alone basis". Each year Graphics pays to Holdings the lesser of (i) Graphics' U. S. federal tax liability computed on a stand-alone basis and (ii) its allocable share of the U. S. federal tax liability of the consolidated group. Accordingly, Holdings is not currently reimbursed for the separate tax liability of Graphics to the extent Holdings' losses reduce the consolidated tax liability. Reimbursement for the use of such Holdings' losses will occur when the losses may be used to offset Holdings' income computed on a stand-alone basis. Graphics has also agreed to reimburse Holdings in the event of any adjustment (including interest or penalties) to consolidated income tax returns based upon Graphics' obligations with respect thereto. No reimbursement obligation currently exists between Graphics and Holdings. Also under the terms of the tax sharing agreement, Holdings has agreed to reimburse Graphics for refundable U. S. federal income taxes equal to an amount which would be refundable to Graphics had Graphics filed separate U. S. federal income tax returns for all years under the agreement. Graphics and Holdings have also agreed to treat foreign, state and local income and franchise taxes for which there is consolidated or combined reporting in a manner consistent with the treatment of U. S. federal income taxes as described above.

  5.
  Refinancing Transaction

    On July 3, 2003, the Company sold $280 million aggregate principal amount of its 10% Notes as part of a recapitalization involving Graphics, Holdings and certain affiliates of the Company and also entered into a $70 million senior secured revolving credit facility maturing on July 3, 2008, with a syndicate of lenders (the "Revolving Credit Facility"), (collectively the "2003 Refinancing"). Graphics repaid substantially all existing indebtedness (excluding capital leases) through:

    •
    the repayment of all amounts outstanding under the old bank credit agreement, and the concurrent termination of all related commitments thereunder;

    •
    the issuance of letters of credit under the Revolving Credit Facility to replace outstanding letters of credit; and

    •
    effective August 3, 2003, the redemption of all of the 12 3/4% Senior Subordinated Notes Due 2005 (the "12 3/4% Notes"), at a redemption price equal to 100% of their aggregate principal amount, plus accrued and unpaid interest thereon.

    In addition, the Company repurchased, and concurrently retired, all 5,223 outstanding shares of preferred stock of Holdings, and canceled all outstanding options to purchase shares of the preferred stock of Holdings held by certain key officers, for an aggregate purchase price of $56.9 million. The canceled options would have been exercisable for 582 shares of preferred stock of Holdings.

    The 10% Notes mature June 15, 2010, with interest payable semi-annually on June 15 and December 15. The 10% Notes are redeemable at the option of Graphics in whole or in part on June 15, 2007, at 105% of the principal amount, plus accrued interest. The redemption price will decline each year after 2007 and will be 100% of the principal amount of the 10% Notes, plus accrued interest, beginning on June 15, 2009. Upon a change of control, Graphics will be required to make an offer to purchase the 10% Notes. The purchase price will equal 101% of the principal amount of the 10% Notes on the date of purchase, plus accrued interest.

    In addition, before June 15, 2006, Graphics may redeem up to 35% of the aggregate principal amount of the 10% Notes with the proceeds of sales of certain kinds of capital stock at 110% of its principal amount, plus accrued interest to the redemption date. Graphics may make such redemption only if, after any such redemption, at least $150 million aggregate principal amount of the 10% Notes remains outstanding.

    The Revolving Credit Facility provides for maximum borrowings of $70 million, including a letter of credit sub-facility of up to $40 million. Borrowings under this facility, as amended, are subject to a borrowing base limitation based on certain percentages of eligible accounts receivable, eligible inventory and the appraised value of eligible machinery and equipment and real estate, subject to certain limitations. The borrowing base arrangement includes a provision whereby proceeds from collection of substantially all of the Company's accounts receivable are deposited into bank accounts which are applied daily toward repayment of borrowings outstanding, if any, under the Revolving Credit Facility. At March 31, 2004, the Company had no borrowings under the Revolving Credit Facility and had letters of credit outstanding of approximately $30.6 million. The Company had additional borrowing availability of approximately $39.4 million.

    Amounts outstanding under the Revolving Credit Facility, as amended, bear interest at a rate equal to, at the Company's option, (a) an alternate base rate, plus an applicable margin of 2.00% or (b) a reserve adjusted LIBOR rate, plus an applicable margin of 3.00%. The applicable margins under both rate structures are subject to periodic downward adjustment based upon the attainment of certain fixed charge coverage ratio levels.

    The Revolving Credit Facility, as amended, contains customary affirmative and negative covenants, including but not limited to:

    •
    minimum fixed charge coverage ratio requirements; and

    •
    limitations on acquisitions and investments, new subsidiaries, uses of proceeds, indebtedness, liens, dividends and distributions, prepayments of certain indebtedness, affiliate transactions, loans, asset dispositions and Holdings' business operations.

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS
ACG HOLDINGS, INC.

	Balance at Beginning of Period	Expense/ (Income)		Write-offs	Other Adjustments		Balance at End of Period
	(In thousands)
Fiscal Year ended March 31, 2004
Allowance for doubtful accounts	$2,524	998		(689)	20		$2,853
Reserve for inventory obsolescence	$385	(20)		(80)	—		$285
Income tax valuation allowance	$26,815	12,800	(a)	—	5,570	(b)	$45,185
Fiscal Year ended March 31, 2003
Allowance for doubtful accounts	$2,537	873		(886)	—		$2,524
Reserve for inventory obsolescence	$390	(1)		(4)	—		$385
Income tax valuation allowance	$23,346	—		—	3,469	(c)	$26,815
Fiscal Year ended March 31, 2002
Allowance for doubtful accounts	$3,840	(602)		(701)	—		$2,537
Reserve for inventory obsolescence	$485	(62)		(33)	—		$390
Income tax valuation allowance	$23,469	(5,500	)(d)	—	5,377	(e)	$23,346

(a)
The increase in the valuation allowance relates to a reduction in projected future use of deferred tax assets.

(b)
The increase in the valuation allowance relates to current year losses for which no tax benefit has been recorded, partially offset by a decrease in deferred tax assets related to the minimum pension liability.

(c)
The increase in the valuation allowance primarily relates to an increase in deferred tax assets resulting from an increase in the minimum pension liability, partially offset by a decrease in other temporary differences generating deferred tax assets.

(d)
The decrease in the valuation allowance relates to projected future use of deferred tax assets.

(e)
The increase in the valuation allowance primarily relates to an increase in deferred tax assets resulting from an increase in the minimum pension liability and an increase in other temporary differences generating deferred tax assets.

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Ernst & Young LLP

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
RISK FACTORS
WHERE YOU CAN FIND MORE INFORMATION
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
CAPITALIZATION
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
DESCRIPTION OF OTHER INDEBTEDNESS
DESCRIPTION OF THE NOTES
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
ACG HOLDINGS, INC. Consolidated Balance Sheets (In thousands)
ACG HOLDINGS, INC. Consolidated Balance Sheets (Dollars in thousands, except par values and liquidation preference)
ACG HOLDINGS, INC. Consolidated Statements of Operations (In thousands)
ACG HOLDINGS, INC. Consolidated Statements of Stockholders' Deficit (In thousands)
ACG HOLDINGS, INC. Consolidated Statements of Cash Flows (In thousands)
ACG HOLDINGS, INC. Consolidated Statements of Cash Flows – Continued (In thousands)
ACG HOLDINGS, INC. Notes to Consolidated Financial Statements
PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS
SIGNATURES
SIGNATURES
SCHEDULE I – CONDENSED FINANCIAL INFORMATION OF REGISTRANT ACG HOLDINGS, INC. Parent Company Only Condensed Balance Sheets (Dollars in thousands except par values and liquidation preference)
SCHEDULE I – CONDENSED FINANCIAL INFORMATION OF REGISTRANT ACG HOLDINGS, INC. Parent Company Only Condensed Statements of Operations (In thousands)
SCHEDULE I – CONDENSED FINANCIAL INFORMATION OF REGISTRANT ACG HOLDINGS, INC. Parent Company Only Condensed Statements of Cash Flows (In thousands)
SCHEDULE I – CONDENSED FINANCIAL INFORMATION OF REGISTRANT ACG HOLDINGS, INC. Parent Company Only Notes to Condensed Financial Statements
EXHIBIT INDEX